     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 10, 1997


                                                      REGISTRATION NO. 333-22517
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           -------------------------


                                AMENDMENT NO. 2

                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           -------------------------

                             THE HERTZ CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                    DELAWARE
                        (STATE OR OTHER JURISDICTION OF
                         INCORPORATION OR ORGANIZATION)
                                      7514
                          (PRIMARY STANDARD INDUSTRIAL
                          CLASSIFICATION CODE NUMBER)
                                   13-1938568
                                (I.R.S. EMPLOYER
                              IDENTIFICATION NO.)

                               225 BRAE BOULEVARD
                       PARK RIDGE, NEW JERSEY 07656-0713
                                 (201) 307-2000
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                 WILLIAM SIDER
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                               225 BRAE BOULEVARD
                       PARK RIDGE, NEW JERSEY 07656-0713
                                 (201) 307-2000
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                           -------------------------

                                   COPIES TO:

           DAVID J. SORKIN, ESQ.                             ARBIE R. THALACKER, ESQ.
         SIMPSON THACHER & BARTLETT                            SHEARMAN & STERLING
            425 LEXINGTON AVENUE                               599 LEXINGTON AVENUE
       NEW YORK, NEW YORK 10017-3954                      NEW YORK, NEW YORK 10022-6069

                           -------------------------

   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
                                    PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. [ ]


If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]



If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]


If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                           -------------------------



THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


================================================================================

     Information contained herein is subject to completion or amendment. A Registration Statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

PROSPECTUS
                             Subject to Completion

                              Dated April 10, 1997

17,400,000 Shares

HERTZ LOGO
THE HERTZ CORPORATION
Class A Common Stock
(par value $0.01 per share)

All of the Class A Common Stock offered hereby is being offered by The Hertz Corporation (the "Company"), which is a wholly-owned subsidiary of Ford Motor Company ("Ford"). Upon completion of the Offerings, Ford will beneficially own 55.4% of the outstanding Class A Common Stock (51.9% if the Underwriters' over-allotment options are exercised in full) and 100% of the outstanding shares of Class B Common Stock of the Company (which has five votes per share), a class of common stock separate from the Class A Common Stock (which has one vote per share). Following the Offerings, the outstanding shares of Class A Common Stock to be offered in the Offerings will represent 4.7% of the combined voting power of all classes of voting stock and 16.6% of the economic interest (or rights of holders of common equity to participate in distributions in respect of the common equity) in the Company (5.4% and 18.6%, respectively, if the Underwriters' over-allotment options are exercised in full). The remainder of the voting power and economic interest in the Company will be beneficially held by Ford. See "Risk Factors -- Control by and Relationship with Ford" and "Description of Capital Stock".

Of the 17,400,000 shares of Class A Common Stock offered hereby, 15,660,000 shares are being offered initially in the United States and Canada by the U.S. Underwriters (the "U.S. Underwriters") and 1,740,000 shares are being offered initially outside the United States and Canada in a concurrent offering by the International Managers (the "International Managers" and, together with the U.S. Underwriters, the "Underwriters"). See "Underwriting".

Prior to the Offerings, there has been no public market for the Class A Common Stock. It is currently anticipated that the initial public offering price will be between $21.00 and $24.00 per share. See "Underwriting" for information relating to the factors to be considered in determining the initial public offering price of the Class A Common Stock. The Class A Common Stock has been approved for listing on the New York Stock Exchange, upon notice of issuance, under the symbol "HRZ".

Shares of Class A Common Stock are being reserved for sale to certain employees of the Company and its affiliates at the initial public offering price. See "Underwriting". Such employees are expected to purchase, in the aggregate, not more than 10% of the Class A Common Stock offered in the Offerings.


SEE "RISK FACTORS" BEGINNING ON PAGE 13 FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------------------------------------------
                                                              PRICE TO          UNDERWRITING         PROCEEDS TO
                                                               PUBLIC           DISCOUNT (1)         COMPANY (2)
--------------------------------------------------------------------------------------------------------------------
Per Share                                                $                   $                   $
--------------------------------------------------------------------------------------------------------------------
Total (3)                                                $                   $                   $
--------------------------------------------------------------------------------------------------------------------

(1) The Company and Ford have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting".
(2) Before deducting expenses of the Offerings payable by the Company estimated
at $       , net of expenses of $        to be reimbursed by the Underwriters.
(3) The Company has granted the Underwriters options to purchase up to an additional 2,610,000 shares of Class A Common Stock, on the same terms as set forth above, solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting Discount and Proceeds
to Company will be $        , $        and $        , respectively. See
"Underwriting".
                               GLOBAL COORDINATOR

                               J.P. MORGAN & CO.


The shares of Class A Common Stock being offered by this Prospectus are being offered by the U.S. Underwriters, subject to prior sale, when, as and if delivered to and accepted by the U.S. Underwriters, and subject to approval of certain legal matters by Shearman & Sterling, counsel for the Underwriters. It is expected that delivery of the shares of Class A Common Stock will be made
against payment therefor on or about                , 1997 at the offices of
J.P. Morgan Securities Inc., 60 Wall Street, New York, New York.


J.P. MORGAN & CO.                                           GOLDMAN, SACHS & CO.
LEHMAN BROTHERS              SALOMON BROTHERS INC              SMITH BARNEY INC.

                , 1997

CERTAIN PERSONS PARTICIPATING IN THE OFFERINGS MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE CLASS A COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERINGS, AND MAY BID FOR, AND PURCHASE, SHARES OF THE CLASS A COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".


No person has been authorized to give any information or make any representations not contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any Underwriter. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the Class A Common Stock in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company subsequent to the date hereof.

No action has been or will be taken in any jurisdiction by the Company or any Underwriter that would permit a public offering of the Class A Common Stock or possession or distribution of this Prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons into whose possession this Prospectus comes are required by the Company and the Underwriters to inform themselves about and to observe any restrictions as to the offering of the Class A Common Stock and the distribution of this Prospectus.

                               TABLE OF CONTENTS


                                       Page
Prospectus Summary..................     4
Recent Developments.................    12
Risk Factors........................    13
Special Note Regarding
  Forward-Looking Statements........    19
The Company.........................    20
Use of Proceeds.....................    22
Dividend Policy.....................    22
Capitalization......................    23
Selected Consolidated Financial Data
  of the Company....................    24
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.....................    26



                                       Page
Business............................    34
Relationship with Ford..............    58
Management..........................    63
Ownership of Common Stock...........    74
Description of Capital Stock........    74
Shares Available for Future Sale....    79
Description of Certain
  Indebtedness......................    81
Certain United States Tax
  Consequences to Non-United States
  Holders...........................    83
Underwriting........................    85
Legal Matters.......................    88
Experts.............................    88
Available Information...............    88
Index to Financial Statements.......   F-1


"Hertz", Hertz Logo, "HERC", "The Source", "H.I.R.E.", "Hertz #1 Club Gold", "The Hertz #1 Club", and "Hertz NeverLost" are trademarks or service marks of the Company. All other trademarks, service marks or brand names appearing in this Prospectus are the property of their respective holders.

The Company intends to furnish its stockholders with annual reports containing consolidated financial statements certified by an independent public accounting firm.

                               PROSPECTUS SUMMARY


The following summary is qualified in its entirety by the more detailed information and consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless the context otherwise requires,
(i) the "Company" means The Hertz Corporation and its consolidated subsidiaries,
(ii) "Ford" means Ford Motor Company and its consolidated subsidiaries (other than the Company), (iii) "cars" mean cars and light trucks and (iv) the information contained in this Prospectus assumes that the Class A Common Stock offered hereby will be sold in the Offerings at $22.50 per share (the midpoint of the range set forth on the cover of this Prospectus) and that the Underwriters' over-allotment options are not exercised. Unless otherwise defined herein, capitalized terms used in this summary have the respective meanings ascribed to them elsewhere in this Prospectus.


                                  THE COMPANY

The Company and its affiliates and independent licensees operate what the Company believes is the largest car rental business in the world based upon revenues and volume of rental transactions and the largest industrial and construction equipment rental business in the United States based upon revenues. The Company's "Hertz" brand name is recognized worldwide as a leader in quality rental and leasing services and products. The Company, together with its affiliates and independent licensees, rents and leases cars, rents industrial and construction equipment and operates its other businesses from approximately 5,500 locations throughout the United States and in approximately 140 foreign countries and jurisdictions. For the year ended December 31, 1996, the Company generated record revenues, income before taxes and net income of $3.7 billion, $256.5 million and $158.6 million, respectively. The Company and its predecessors have been profitable in every year since 1952, when one of the Company's predecessors first became a public company.

Car Rental


The Company believes it maintains the largest network of company-owned, on-airport car rental locations both in the United States and worldwide, enabling the Company to provide consistent quality, pricing and service worldwide. The Company derives approximately 77% of its car rental revenues from on-airport locations. According to information disclosed by the largest 153 U.S. airports, the Company maintained the leading on-airport car rental market share at such airports during 1996 of over 30% in terms of revenues and has maintained market share at approximately this level during each of the last five years. This market has grown at a compounded annual rate of approximately 11% since 1992 to over $6 billion in revenues in 1996, based on information provided by such airports. The Company also believes it maintained the leading on-airport car rental market share in Europe during 1996 of approximately 30% in terms of revenues. The Company has recently begun to provide replacement car rental services from off-airport locations under the H.I.R.E. brand name ("Hertz Insurance Replacement Entity"). The Company estimates that total 1996 revenues for the car rental industry in the United States were in excess of $14 billion, and that total 1995 revenues for the car rental industry in Europe were in excess of $5 billion.


During 1996, approximately 51% of the Company's worldwide car rental revenues were generated from business travelers and approximately 49% from leisure travelers. The Company has a worldwide marketing and sales organization of over 800 people focused on both commercial accounts/group sales and the travel industry, including travel agents, as well as a comprehensive program of retail and trade advertising, direct mail and other targeted marketing. At December 31, 1996, the Company's business customers included 357 of the Fortune 500 companies. The Company was named a primary supplier to 149 of the 347 Fortune 500 companies who named a primary/secondary supplier. The Company has received numerous awards and designations around the world for its car rental business from independent third parties.

The Company's Hertz #1 Club Gold service provides an expedited rental service to members at approximately 650 locations worldwide. At December 31, 1996, there were approximately two million active Hertz #1 Club Gold members who accounted for approximately 35% of the Company's U.S. car rental transactions in 1996. Through its many travel industry relationships with airlines and hotels, the Company has targeted the most frequent travelers to become Hertz #1 Club Gold members.

The Company's worldwide car rental operations and certain other activities generated $3.3 billion in revenue and $165.5 million in income before taxes during 1996.

Industrial and Construction Equipment Rental

The Company, through its wholly-owned subsidiary, Hertz Equipment Rental Corporation ("HERC"), believes that it maintains the leading market share in the U.S. industrial and construction equipment rental market. HERC rents a broad range of earth moving equipment, materials handling equipment, aerial and electrical equipment, air compressors, compaction equipment and construction-related trucks through a network of 120 branch locations. The Company estimates that 1995 annual revenues for the U.S. equipment rental market were $15 billion. This market is fragmented with over 7,000 participants and 12,000 locations. According to the Rental Equipment Register, an industry publication, only 23 of the top 100 equipment rental companies in the United States had rental revenues in excess of $25 million in 1995.

HERC maintains an established national accounts program with over 1,700 customers who generated 43% of HERC's revenues in 1996. The Company believes that HERC's fleet is the largest and most modern of its kind in the United States. As of December 31, 1996, HERC maintained a fleet with an original investment cost of approximately $908 million and a weighted average age of 19.7 months. HERC generated $392.3 million in revenue and $91.0 million in income before taxes during 1996.

Strategic Information Systems

Centralized control of major business processes, achieved through the use of the Company's strategic systems technology, provides the disciplined environment which enables the Company to deliver consistent quality services at its car rental and equipment rental operations. The Company maintains real-time communications with its many locations by means of what it believes is the largest private data network in the industry. Key components of the Company's strategic systems include: (i) a global reservations system, which operates through real-time, on-line centers on five continents, (ii) a yield management system, which is designed to optimize revenue through controlling, simultaneously, the availability of various rates as well as the availability of cars, (iii) a competitive rate detection system, which monitors rate changes and provides "scouting" routines to identify future rates and (iv) a cost allocation model, which provides contribution data by location, business segment, car and equipment category and customer account.

Other

Other activities of the Company include self-insurance operations for both its car rental and industrial and construction equipment rental businesses, car leasing operations in certain international markets, the sales of its used cars and equipment, third party claim management services and telecommunications services in the United States.

                               BUSINESS STRATEGY

The Company believes that it is well positioned to capitalize upon the growth opportunities available in both the global car rental and industrial and construction equipment rental markets. The Company's strategy for continued growth is to:

Capitalize on the opportunities presented by the changing ownership in the domestic car rental industry

For the past several years, the car rental industry has experienced an environment characterized by low price increases that have not kept pace with rising fleet costs, resulting in significant operating losses for many competitors in the industry. Management believes that there will be an increase in industry profitability, in part as a consequence of the recent change in ownership of many domestic car rental companies. Management intends to capitalize on this favorable industry environment by selectively increasing prices and continuing to improve its low cost structure relative to its competitors.

Leverage the "Hertz" brand name, recognized worldwide, in existing and new business ventures


The Company believes that the "Hertz" brand name provides an ideal platform to expand into new ventures. For example, the Company has re-entered the retail used car sales market. Once the largest retailer of used cars in the United States, the Company intends to use its recognized brand name and reputation to offer quality used cars. Key elements of the Company's retail used car sales strategy include free initial warranty, no-haggle pricing and providing a complete maintenance history for each car. The Company has 41 used car sales locations from coast to coast, substantially all of which were profitable in 1996, with a substantial expansion underway for 1997. In 1997, the Company will pilot a new retail used car sales concept under the "Hertz" brand name offering a larger selection of used cars.



The Company has also entered the estimated $3.5 billion replacement/local car rental segment in the United States under the H.I.R.E. brand name and in Europe under the "Hertz" brand name. The H.I.R.E. business unit currently operates at 50 locations in six states with expansion underway. The Company expects that H.I.R.E. generally will hold its cars for 18 to 24 months, compared with 5 to 12 months for the Company's domestic car rental business, resulting in lower monthly holding costs. In Europe, the Company currently operates in the replacement/local car rental market through its existing suburban car rental locations. In addition, the Company intends to expand its operations in the local truck rental market and car leasing business.


Improve operating efficiency and enhance customer service through the continued use and refinement of strategic information systems


The Company has invested over $600 million during the past five years in strategic systems and intends to continue to invest in advanced technology. The Company estimates that this investment has resulted in a reduction in cost (excluding depreciation of rental cars and related interest expense) per car rental transaction of approximately 11.3% since 1991. The Company's centralized reservations system is integrated with its fleet management information systems, resulting in improved vehicle utilization. This system is being upgraded to a state of the art, client-server based reservations system. In addition, the Company's yield management system employs techniques to optimize, simultaneously, rental rates and car availability. The Company is in the process of consolidating various European reservations centers into a single facility in Ireland, resulting in anticipated cost savings while providing uniformly high quality service. In its industrial and construction equipment rental business, the use of its strategic information systems enables the Company to monitor carefully the utilization of equipment by specific operation. Through continued investments in these systems, the Company believes it will expand its market share, increase its profitability and sustain its leadership position with respect to the quality and breadth of services provided to its customers.

Maintain consistent quality, pricing and service worldwide through continued ownership of locations

The Company believes it maintains the largest network of company-owned car rental locations both in the United States and in Europe. Because of its extensive ownership base, the Company is capable of capitalizing worldwide on business from global tourist and travel organizations and multinational corporations. The Company believes that its extensive worldwide ownership of its operations contributes to the consistency of its high-quality service, strict cost control, fleet utilization, yield management, competitive pricing and ability to offer one-way rentals through its Rent It Here-Leave It There program. Under appropriate circumstances, the Company also intends to expand through joint ventures in emerging markets.

Expand the industrial and construction equipment rental business both in the United States and abroad

The Company believes that HERC, as the largest nationwide provider of industrial and construction equipment rental services in the United States, is well positioned to expand through continued growth of its fleet and the opening and acquisition of new locations. HERC intends to continue to emphasize profitable expansion through: (i) continuing to focus on low equipment costs through its status as one of the largest purchasers of new equipment in the United States,
(ii) improving productivity through use of the Company's strategic information systems, (iii) expanding its used equipment sales operations available for buyers seeking to purchase well-maintained, late model equipment at competitive prices, (iv) diversifying its customer base across industry sectors and (v) capitalizing on the trend of equipment users toward outsourcing to a single nationwide provider. In addition, HERC intends to expand in international markets over the long term by applying its successful U.S. operating philosophy.

Achieve superior performance by direct linkage of management compensation to operating unit performance


All worldwide car rental and equipment rental operating units are managed under an individual "profit center" philosophy, whereby profit and loss statements are generated monthly by city. Management incentives are based primarily upon the financial results of the specific operation managed. Additional consideration is given for total operating unit and consolidated corporate financial performance. This "profit center" management is supported and monitored by division and corporate level management equipped with sophisticated management information systems which allow detailed review of each operation and business discipline.

                                 THE OFFERINGS

CLASS A COMMON STOCK OFFERED(1):
  United States Offering....................................     15,660,000 shares
  International Offering....................................      1,740,000 shares
     Total Offerings........................................     17,400,000 shares
COMMON STOCK OUTSTANDING AFTER THE OFFERINGS(1)(2):
  Class A Common Stock......................................     39,000,000 shares
  Class B Common Stock......................................     65,956,000 shares
     Total Common Stock Outstanding.........................    104,956,000 shares


USE OF PROCEEDS.................   The proceeds to the Company from the offering
                                   of the Class A Common Stock in the United
                                   States and Canada (the "U.S. Offering") and the concurrent offering outside the United
                                   States and Canada (the "International
                                   Offering" and, together with the U.S.
                                   Offering, the "Offerings"), after the
                                   deduction of underwriting discounts and
                                   expenses payable by the Company, are
                                   estimated to be $370 million ($425 million if the Underwriters' over-allotment options are exercised in full), substantially all of which is expected to be used to reduce short-term indebtedness of the Company. See
                                   "Use of Proceeds".


DIVIDENDS; VOTING RIGHTS;
CONVERSION......................   The holders of Class A Common Stock and Class
                                   B Common Stock (collectively, "Common Stock") share ratably on a per share basis in all dividends and other distributions declared by the Board of Directors; however, the holders of Class A Common Stock are entitled to one vote per share and the holders of Class B
                                   Common Stock are entitled to five votes per share. See "Description of Capital Stock --
                                   Common Stock -- Voting Rights". Under certain circumstances, shares of Class B Common Stock convert or are convertible into an equivalent number of shares of Class A Common Stock. See
                                   "Relationship with Ford" and "Description of Capital Stock -- Common Stock -- Conversion".

                                   Certain debt instruments to which the Company is a party restrict the Company's ability to pay dividends. See "Dividend Policy".

CONTROLLING STOCKHOLDER.........   For information regarding the Company's
                                   controlling stockholder, see "Relationship with Ford" below.

RISK FACTORS....................   For a discussion of certain considerations
                                   relevant to an investment in the Class A
                                   Common Stock, see "Risk Factors".

NYSE SYMBOL FOR CLASS A COMMON
  STOCK.........................   HRZ
-------------------------
(1) Excludes up to 2,349,000 shares and 261,000 shares subject to over-allotment options granted by the Company to the U.S. Underwriters and the International Underwriters, respectively. See "Underwriting".


(2) Excludes 747,845 shares of Class A Common Stock reserved for issuance pursuant to an employee benefit plan. See "Management -- Long-Term Equity Compensation Plan".

                                DIVIDEND POLICY


The Company's Board of Directors currently intends to declare quarterly dividends on both the Class A Common Stock and Class B Common Stock. It is expected that the first quarterly dividend payment will be $0.05 per share (a rate of $0.20 annually), with the initial dividend to be declared and paid in the third quarter of 1997. The declaration and payment of dividends by the Company are subject to the discretion of its Board of Directors. Any determination as to the payment of dividends will depend upon, among other things, general business conditions, the Company's financial results, contractual, legal and regulatory restrictions regarding the payment of dividends by the Company's subsidiaries, the credit ratings of the Company and such other factors as the Board of Directors may consider to be relevant. Certain debt instruments to which the Company is a party restrict the Company's ability to pay dividends. See "Dividend Policy".


The Company paid no cash dividends to Ford during 1994 and 1996 and paid a cash dividend on its common stock to Ford of $25 million in 1995. On February 27, 1997, the Company paid a dividend of $460 million on its common stock to Ford in the form of an intercompany note, which was fully repaid by March 10, 1997. The dividends historically paid by the Company are not indicative of its future dividend policy.


                             RELATIONSHIP WITH FORD

Immediately prior to the Offerings, Ford and a Ford subsidiary will be the only stockholders of the Company. Upon completion of the Offerings, Ford will beneficially own 55.4% of the outstanding Class A Common Stock (51.9% if the Underwriters' over-allotment options are exercised in full) and 100% of the outstanding Class B Common Stock of the Company (which Class B Common Stock is entitled to five votes per share on any matter submitted to a vote of the Company's stockholders). Upon completion of the Offerings, the common stock beneficially owned by Ford will represent in the aggregate 95.3% of the combined voting power of all of the Company's outstanding common stock (or 94.6% if the Underwriters' over-allotment options are exercised in full). Accordingly, Ford will be able to direct the election of all of the members of the Company's Board of Directors and exercise a controlling influence over the business and affairs of the Company. Ford has advised the Company that its current intent is to continue to hold all of the Common Stock beneficially owned by it following the Offerings. However, Ford is not subject to any contractual obligation to retain its controlling interest, except that the Company and Ford have agreed, subject to certain exceptions, not to sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of J.P. Morgan Securities Inc. See "Risk Factors -- Control by and Relationship with Ford", "-- Possible Future Sales of Common Stock by Ford", "Relationship with Ford" and "Underwriting". From time to time the Company and Ford have entered into, and can be expected to continue to enter into, certain agreements and business transactions in the ordinary course of their respective businesses, and the Company's Restated Certificate of Incorporation includes certain provisions relating to the Company's relationship with Ford. See "Relationship with Ford" and "Description of Capital Stock -- Certain Certificate of Incorporation and By-law Provisions -- Corporate Opportunities".

               SUMMARY CONSOLIDATED FINANCIAL DATA OF THE COMPANY

The summary consolidated income statement data for each of the years in the three-year period ended December 31, 1996, and consolidated balance sheet data as of December 31, 1996 and 1995 presented below were derived from the audited consolidated financial statements of the Company and the related notes thereto included in this Prospectus. The summary consolidated income statement data for each of the years in the two-year period ended December 31, 1993 and consolidated balance sheet data as of December 31, 1994, 1993 and 1992 presented below were derived from audited consolidated financial statements of the Company and the related notes thereto not included in this Prospectus. The financial data presented below and the related notes thereto should be read in conjunction with the consolidated financial statements of the Company and the related notes thereto included in this Prospectus.

                                                               ----------------------------------------------------
                                                                             YEARS ENDED DECEMBER 31
                                                                 1996       1995       1994       1993       1992
                                                               --------   --------   --------   --------   --------
Dollars in millions, except per share data
INCOME STATEMENT DATA
Revenues
Car rental..................................................   $3,161.6   $2,911.7   $2,581.2   $2,177.5   $2,124.1
Industrial and construction equipment rental................      392.3      332.3      263.1      215.8      208.8
Car leasing.................................................       35.4       35.6      231.4      209.3      241.0
Other (a)...................................................       79.0      121.0      218.7      252.2      242.3
                                                               --------   --------   --------   --------   --------
    Total revenues..........................................    3,668.3    3,400.6    3,294.4    2,854.8    2,816.2
                                                               --------   --------   --------   --------   --------
Expenses
Direct operating............................................    1,795.1    1,724.8    1,766.2    1,647.1    1,627.5
Depreciation of revenue earning equipment (b)...............      892.7      803.9      702.7      523.9      496.8
Selling, general and administrative.........................      425.2      392.5      385.5      336.0      353.3
Interest, net of interest income of $10.4, $16.8, $7.2,
  $11.3 and $3.6............................................      298.8      307.1      277.2      245.4      306.9
                                                               --------   --------   --------   --------   --------
    Total expenses..........................................    3,411.8    3,228.3    3,131.6    2,752.4    2,784.5
                                                               --------   --------   --------   --------   --------
Income before income taxes..................................      256.5      172.3      162.8      102.4       31.7
Provision for taxes on income (c)...........................       97.9       67.1       71.7       49.0       21.7
                                                               --------   --------   --------   --------   --------
Income before cumulative effect of change in accounting
  principle.................................................      158.6      105.2       91.1       53.4       10.0
Cumulative effect on prior years of change in method of
  accounting for postretirement benefits (d)................         --         --         --         --       (4.3)
                                                               --------   --------   --------   --------   --------
Net income..................................................   $  158.6   $  105.2   $   91.1   $   53.4   $    5.7
                                                               ========   ========   ========   ========   ========
Pro forma net income per share (e)..........................   $   1.51
                                                               ========

                                                           ----------------------------------------------------
                                                                              AT DECEMBER 31
                                                             1996       1995       1994       1993       1992
                                                           --------   --------   --------   --------   --------
Dollars in millions
BALANCE SHEET DATA
Revenue earning equipment
  Cars..................................................   $4,318.3   $3,627.2   $3,854.4   $2,417.0   $1,871.2
  Other equipment.......................................      717.4      543.0      406.0      285.5      251.4
Total assets............................................    7,649.2    6,656.6    6,520.8    4,688.5    4,222.0
Total debt..............................................    5,091.8    4,297.5    4,413.9    2,940.5    2,549.9
Stockholders' equity....................................      989.4      836.3      735.9      616.7      579.5

                                                           ----------------------------------------------------
                                                                      YEARS ENDED OR AT DECEMBER 31
                                                             1996       1995       1994       1993       1992
                                                           --------   --------   --------   --------   --------
SELECTED OPERATING DATA
Car rental and other operations:
  Number of owned and licensee locations................      5,435      5,480      5,498      5,594      5,687
  Number of owned locations.............................      2,208      2,171      2,254      2,369      2,487
  Peak number of owned and licensee cars operated during
    period..............................................    389,000    376,800    378,700    332,500    323,700
  Average number of owned cars operated during period...    283,900    263,600    276,100    236,500    230,300
  Number of transactions of owned car rental operations
    during period (in thousands)........................     20,110     18,799     17,811     15,623     14,887
  Average revenue per transaction of owned car rental
    operations during period (in whole dollars).........   $    157   $    155   $    145   $    139   $    143
Equipment rental operations:
  Number of locations...................................        120        104         95         85         89
  Average cost of rental equipment operated during
    period (in millions)................................   $  822.9   $  650.4   $  504.1   $  428.3   $  423.2

-------------------------
(a) Includes fees from licensees (other than expense reimbursement from licensees), revenue from claim management and telecommunications services and, prior to 1995, revenues from a car dealership operation in Europe.

(b) For 1996, 1995, 1994, 1993 and 1992 includes net credits of $23.2 million, $6.4 million, $23.0 million, $28.1 million and $16.9 million, respectively, primarily from net proceeds received in excess of book value on the disposal of revenue earning equipment. Effective July 1, 1994, certain estimated useful lives being used to compute the provision for depreciation of revenue earning equipment used in the industrial and construction equipment rental business were increased to reflect changes in the estimated residual values to be realized upon disposal of the equipment. As a result of this change, depreciation of revenue earning equipment for the year 1995 and the year 1994 decreased by $12.0 million and $9.6 million, respectively.

(c) Includes credits of $13.9 million, $2.0 million and $9.8 million for the years 1996, 1993 and 1992, respectively, resulting from adjustments made to tax accruals in connection with tax audit evaluations and the effects of prior years' tax-sharing arrangements between the Company and its former parent companies, UAL Corporation ("UAL") and RCA Corporation ("RCA"). For the year 1995, includes $6.5 million of credits relating to foreign taxes which were offset against U.S. income tax liabilities. For the year 1993, includes a $1.1 million charge relating to the increase in net deferred tax liabilities as of January 1, 1993 due to changes in the tax laws enacted in August 1993.

(d) Effective January 1, 1992, the Company adopted the provisions of Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other than Pensions, which requires that postretirement health care and other non-pension benefits be accrued during the years the employee renders the necessary service.

(e) Based on 104,956,000 shares outstanding after the Offerings, which excludes shares subject to over-allotment options granted by the Company to the Underwriters and shares reserved for issuance pursuant to an employee benefit plan. Due to the changes in the Company's capital structure, historical share and per share data will not be comparable to, or meaningful in the context of, future periods. See "Capitalization".

                              RECENT DEVELOPMENTS



Set forth below are unaudited selected consolidated income statement data of the Company for the three months ended March 31, 1997 and 1996. This information should be read in conjunction with the consolidated financial statements of the Company and the related notes thereto included in this Prospectus. This data is not necessarily indicative of operating results that may be expected for the full year.



                                                                ------------------
                                                                Three Months Ended
                                                                     March 31
                                                                 1997       1996
Dollars in millions, except per share data                      -------    -------
INCOME STATEMENT DATA
REVENUES
Car rental..................................................     $758.5     $690.7
Industrial and construction equipment rental................       90.4       77.1
Car leasing.................................................       11.7        8.7
Other(a)....................................................       17.8       26.6
                                                                 ------     ------
     Total revenues.........................................     $878.4     $803.1
                                                                 ======     ======
INCOME BEFORE INCOME TAXES..................................     $ 33.9     $ 15.2
                                                                 ======     ======
NET INCOME..................................................     $ 19.7     $  8.8
                                                                 ======     ======
PRO FORMA NET INCOME PER SHARE(B)...........................     $  .19
                                                                 ======


-------------------------

(a) Includes fees from licensees (other than expense reimbursement from licensees) and revenue from claim management and telecommunications services.



(b) Based on 104,956,000 shares outstanding after the Offerings, which excludes shares subject to over-allotment options granted by the Company to the Underwriters and shares reserved for issuance pursuant to an employee benefit plan. Due to the changes in the Company's capital structure, historical share and per share data will not be comparable to, or meaningful in the context of, future periods. See "Capitalization".



The Company achieved record revenues of $878.4 million in the first quarter of 1997, which increased by 9.4% from $803.1 million in the first quarter of 1996.



Revenues from car rental operations of $758.5 million in the first quarter of 1997 increased by 9.8% from $690.7 million in the first quarter of 1996. This increase resulted primarily from an increase in the number of transactions and revenue per transaction principally in the United States.



Revenues from industrial and construction equipment rental of $90.4 million in the first quarter of 1997 increased by 17.3% from $77.1 million in the first quarter of 1996, primarily due to an increase in volume resulting from the opening of new locations and increased activity in industrial related markets.



Revenues from all other sources of $29.5 million in the first quarter of 1997 decreased by 16.4% from $35.3 million in the first quarter of 1996, primarily due to lower revenues in claim administration service operations, a large part of which was sold as of February 29, 1996. This decrease was partly offset by increased revenues from car leasing operations, primarily due to an acquisition made in June 1996 of a foreign licensee operation.



The Company achieved record net income of $19.7 million in the first quarter of 1997 representing an increase of 123.9% from $8.8 million in the first quarter of 1996. This increase was primarily due to higher revenues in the U.S. car rental operations and a $1.5 million ($0.014 per share) decrease in depreciation expense, net of taxes, for the industrial and construction equipment rental business for changes made effective January 1, 1997 to the estimated useful lives being used to compute depreciation of revenue earning equipment (see Note 7 to the Notes to the Company's consolidated financial statements included in this Prospectus). This increase in net income was partly offset by (i) a charge of $0.8 million ($0.008 per share) for the interest expense incurred, net of taxes, relating to funding the $460 million dividend paid by the Company on its common stock to Ford in the first quarter of 1997 and other items relating to the Offerings, (ii) increased costs in the industrial and construction equipment rental business relating to the additional depreciation for equipment purchased and other expenses incurred to service new industrial customers and (iii) losses incurred in a foreign car rental and leasing operation which was acquired from a licensee in June 1996.

                                  RISK FACTORS

The following factors should be carefully considered, together with the information provided elsewhere in this Prospectus, in evaluating an investment in the Class A Common Stock offered hereby.

RISK OF ECONOMIC DOWNTURN

The Company's results of operations are affected by certain economic factors, including the level of economic activity in the markets in which the Company operates. A decline in economic activity either in the United States or in international markets may adversely affect the Company. In the car rental business, a decline in economic activity typically results in a decline in both business and leisure travel, and accordingly a decline in the volume of car rental transactions. In the equipment rental business, a decline in economic activity typically results in a decline in activity in construction and other businesses in which the Company's rental equipment customers operate, and accordingly a decline in the volume of equipment rental transactions. In the case of a decline in car and equipment rental activity, the Company may reduce rental rates to meet competitive pressures, which could adversely affect the Company's results of operations. A decline in economic activity also may have an adverse effect on residual values realized on the disposition of the Company's inventory of cars and equipment. At December 31, 1996, the Company was subject to residual risk with respect to 17% of all cars in its worldwide car rental and leasing operations and 100% of the equipment in its industrial and construction equipment rental operations. In the United States, the Company expects the percentage of its cars which will be subject to residual risk to increase. See "Business -- Worldwide Car Rental -- Car Acquisition" and "-- Risks Related to Decreased Acquisition or Disposition of Cars Through Repurchase Programs".

COMPETITION

The markets in which the Company operates are highly competitive. In addition, recent changes in ownership of a number of domestic car rental companies could further intensify competition. The Company believes that price is one of the primary competitive factors in the car and industrial and construction equipment rental markets. Although the Company believes that the recent ownership changes in the industry could improve profitability, competitors of the Company, many of which have access to substantial capital, may seek to compete aggressively on the basis of pricing. To the extent that the Company matches competitors' downward pricing, it could have an adverse impact on the Company's results of operations. To the extent that the Company is not willing to match competitors' pricing, it could also have an adverse impact on the Company's results of operations as the Company may lose market share and major corporate accounts.

DEPENDENCE ON AIR TRAVEL INDUSTRY

The Company estimates that approximately 77% of its worldwide car rental revenues in 1996 were generated at its airport facilities. Significant airfare increases (e.g., due to an increase in fuel costs) could result in reduced air travel and have a material adverse effect on the Company's results of operations. In addition, any event that disrupts or reduces air travel patterns for a continued period of time could have an adverse effect on the Company's results of operations. These events could include work stoppages, airline bankruptcies, military conflicts or terrorist incidents.

LIMITATIONS UPON LIQUIDITY, CAPITAL RAISING AND DIVIDENDS; INTEREST RATE RISK


Potential Restraints upon Liquidity


The Company satisfies its funding requirements principally through sales of commercial paper, other short-term borrowings primarily from banks, and the issuance of long-term debt. At December 31, 1996, commercial paper borrowings and other short-term indebtedness were $2.5 billion. On February 5, 1997, Standard & Poor's Ratings Group ("S&P") affirmed the Company's short-term credit rating at A-1 and reduced its long-term credit rating from A to A-. On February 28, 1997, Moody's Investors Service ("Moody's") confirmed the Company's short-term and long-term credit ratings at P1 and A3, respectively. A further downgrade of the Company's credit ratings would likely result in an increase in the Company's funding costs and could, under certain circumstances, have an adverse impact on the Company's access to the commercial paper and other debt markets. In the event that the Company is unable to access the commercial paper markets or otherwise finance its borrowing needs in the public or private markets upon acceptable terms, it would seek to satisfy its liquidity requirements through borrowings under its credit facilities or through financing secured by the Company's revenue earning equipment. At all times during 1996, the Company had committed credit facilities representing credit support for 100% of the Company's commercial paper outstanding. At December 31, 1996, the Company had the capacity to borrow $2.4 billion under these facilities. The Company intends to continue to maintain committed credit facilities in an amount equal to 100% of its anticipated commercial paper outstanding from time to time. However, there can be no assurance that these committed lines would provide sufficient liquidity to the Company under all conditions. In such circumstances, the Company may seek to issue equity securities, although, as discussed below, the Company may be constrained in its ability to do so.

Impact of Relationship with Ford on Capital Raising

Because Ford may choose to maintain its ownership percentage of the Company, the Company may be constrained in its ability to raise common or preferred equity capital in the future. In addition, Ford may not be willing to make capital contributions to the Company in the future. See "Relationship with Ford".

In addition, there can be no assurance that any future downgrading of Ford's credit ratings would not have an adverse impact on the Company's credit ratings. Therefore, for so long as Ford maintains a significant interest in the Company, a deterioration in the financial condition of Ford could have the effect of increasing the Company's borrowing costs and/or impairing its access to the capital markets. To the extent the Company does not pass on its increased borrowing costs to its customers, the Company's profitability, and potentially its ability to raise capital, could be adversely affected. Also, while no such agreements or policies are presently contemplated, Ford will have the ability in the future to enter into agreements or adopt policies which limit the Company's ability to incur debt. See "Relationship with Ford".


Limitations on Dividends and Other Activities


Certain debt instruments to which the Company is a party restrict the Company's ability to pay dividends and engage in certain other activities. See "Dividend Policy" and "Description of Certain Indebtedness".

Interest Rate Risk

While the Company has developed an interest rate management policy, including a target mix for average fixed rate and floating rate indebtedness on a consolidated basis, an increase in interest rates may have an adverse impact on the Company's profitability. In addition, an increase in interest rates may result in a decline in activity in construction and other businesses in which the Company's equipment rental customers operate, and accordingly a decline in the volume of industrial and construction equipment rental transactions. The Company's total outstanding debt of $5.1 billion at December 31, 1996 included interest rate sensitive debt of $2.1 billion, which had a weighted average interest rate of 5.34%, and non-interest rate sensitive debt of $3.0 billion (either by its original terms or through the use of interest rate derivatives) which had a weighted average fixed interest rate of 7.35%. During the Company's seasonal borrowing peak in 1996, outstanding interest rate sensitive debt totalled $2.6 billion, with a weighted average interest rate of 5.21%. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources".

INCREASED COST OF CARS


In recent years, the average price of new cars has increased. From time to time, the automobile manufacturers have sponsored sales incentive programs which have tended to lower the average cost of cars for fleet purchasers such as the Company. The Company anticipates that new car prices will continue to increase, and there can be no assurance that sales incentive programs will remain available, that the Company will be able to effectively control the average cost of its fleet by purchasing a mix of less expensive cars or, that because of competitive pressures, the Company will be able to pass on the increased cost of cars to its rental customers.


RISK OF LIMITED SUPPLY OF COMPETITIVELY PRICED CARS

The Company historically has purchased most of its cars used in its car rental operations from Ford, and expects to continue to do so in the future. Under a ten-year car supply agreement, commencing September 1, 1997, Ford is obligated to strive to offer car fleet programs to the Company on terms and conditions that are competitive with terms and conditions for the supply of cars then being offered by other automobile manufacturers to the Company and other daily car rental companies. See "Relationship with Ford -- Car Supply Agreement". If, however, Ford is not able to offer competitive terms and conditions and the Company is not able to purchase sufficient quantities of cars from other automobile manufacturers on competitive terms and conditions, then the Company may be forced to purchase cars at higher prices or on otherwise less competitive terms, compared with cars purchased by its competitors. Such a situation could adversely affect the Company's results of operations through increased car acquisition and depreciation costs if it is unable to pass on these costs to its customers through higher pricing.

RISK OF LOSS OF FORD ADVERTISING REIMBURSEMENT


If the Company does not purchase a fixed minimum percentage of its U.S. car rental fleet from Ford, the Company would not be entitled to reimbursement by Ford of certain of its advertising costs under an advertising agreement with Ford. The level of these payments by Ford is substantial, and the loss or interruption of these payments could adversely affect the Company's results of operations. See "Business -- Worldwide Car Rental -- Marketing, Sales and Advertising" and "Relationship with Ford -- Joint Advertising Agreement".


RISKS RELATED TO DECREASED ACQUISITION OR DISPOSITION OF CARS THROUGH REPURCHASE PROGRAMS

At December 31, 1996, 83% of the cars in the Company's car rental fleet were subject to repurchase by automobile manufacturers under guaranteed repurchase programs. Under these programs, automobile manufacturers agree to repurchase cars at a specified price during established repurchase periods, subject to certain car condition and mileage requirements. These repurchase programs limit the risk to the Company that the market value of a car at the time of its disposition will be less than its estimated residual value at such time ("residual risk"). For this reason, cars purchased by car rental companies under repurchase programs are sometimes referred to by industry participants as "non-risk" cars. Conversely, those cars not purchased under repurchase programs for which the car rental company is exposed to residual risk are sometimes referred to as "at risk" cars. Repurchase programs enable the Company to determine its depreciation expense in advance. Depreciation is a significant cost factor in the Company's operations. The Company expects the percentage of its car rental fleet subject to repurchase programs to decrease due primarily to anticipated changes in the terms to be offered by automobile manufacturers under repurchase programs. The Company believes such terms will encourage the Company to purchase a larger proportion of cars not subject to repurchase programs. Accordingly, the Company expects to bear increased risk relating to the residual market value of its car rental fleet and car depreciation. In addition, repurchase programs generally provide the Company with flexibility to reduce the size of its fleet by returning cars sooner and without loss in the event of an economic downturn. This flexibility will be reduced to the extent the percentage of non-risk cars in the

Company's car rental fleet decreases. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General" and "Business -- Worldwide Car Rental -- Car Acquisition".

Automobile manufacturers also could modify or eliminate their repurchase programs or change their return policies (which include condition and mileage requirements for returned cars) to make it disadvantageous to return certain cars. Any such modification or elimination would expose the Company to the risks described in the preceding paragraph.

CONTROL BY AND RELATIONSHIP WITH FORD


Ford is currently the beneficial owner of all of the common stock and preferred stock of the Company. Upon completion of the Offerings, Ford will beneficially own 55.4% of the outstanding Class A Common Stock (51.9% if the Underwriters' over-allotment options are exercised in full) and 100% of the outstanding Class B Common Stock which will, in the aggregate, represent approximately 95.3% of the combined voting power of all the outstanding Common Stock (or approximately 94.6% if the Underwriters' over-allotment options are exercised in full). For as long as Ford continues to beneficially own shares of Common Stock representing more than 50% of the combined voting power of the Common Stock, Ford will be able to direct the election of all of the members of the Company's Board of Directors and exercise a controlling influence over the business and affairs of the Company, including any determinations with respect to mergers or other business combinations involving the Company, the acquisition or disposition of assets by the Company, the incurrence of indebtedness by the Company, the issuance of any additional Common Stock or other equity securities of the Company, the repurchase or redemption of common stock or preferred stock of the Company and the payment of dividends with respect to the Common Stock. See "-- Limitations Upon Liquidity and Capital Raising -- Potential Restraints Upon Liquidity". Similarly, Ford will have the power to determine matters submitted to a vote of the Company's stockholders without the consent of the Company's other stockholders, will have the power to prevent or cause a change in control of the Company and could take other actions that might be favorable to Ford. In the foregoing situations or otherwise, various conflicts of interest between the Company and Ford could arise. Ownership interests of directors or officers of the Company in common stock of Ford, if any, or service as a director or officer of both the Company and Ford could create or appear to create potential conflicts of interest when directors and officers are faced with decisions that could have different implications for the Company and Ford. The Company's Restated Certificate of Incorporation will include certain provisions relating to the allocation of business opportunities that may be suitable for both the Company and Ford. In addition, under Delaware corporate law, officers and directors of the Company have fiduciary duties to the Company's stockholders. See "Relationship with Ford" and "Description of Capital Stock -- Certain Certificate of Incorporation and By-law Provisions -- Corporate Opportunities".


Beneficial ownership of at least 80% of the total voting power and value of the outstanding Common Stock is required in order for Ford to continue to include the Company in its consolidated group for federal income tax purposes, and beneficial ownership of at least 80% of the total voting power and 80% of each class of nonvoting capital stock is required in order for Ford to effect a tax-free spin-off (as defined under "Description of Capital Stock -- Common Stock -- Conversion") of the Company or certain other tax-free transactions. Each member of a consolidated group for federal income tax purposes is jointly and severally liable for the federal income tax liability of each other member of the consolidated group. Each member of the Ford controlled group, which includes Ford, the Company and Ford's other subsidiaries, is also jointly and severally liable for pension and benefit funding and termination liabilities of other group members, as well as certain benefit plan taxes. Accordingly, the Company could be liable under such provisions in the event any such liability is incurred, and not discharged, by any other member of the Ford consolidated or controlled group. If the Company were no longer to be included in Ford's consolidated group for federal tax purposes, there is no assurance that the Company's tax position would not be less favorable than it is at present. See "Relationship with Ford".

In addition, by virtue of its controlling beneficial ownership and the terms of a tax-sharing agreement between the Company and Ford, Ford effectively controls all of the Company's tax decisions. Under the tax-sharing agreement, Ford has sole authority to respond to and conduct all tax proceedings (including tax audits) relating to the Company's federal and combined state returns, to file all such returns on behalf of the Company and to determine the amount of the Company's liability to (or entitlement to payment from) Ford under the tax-sharing agreement. See "Relationship with Ford -- Tax-Sharing Agreement". This arrangement may result in conflicts of interests between the Company and Ford. For example, under the tax-sharing agreement, Ford may choose to contest, compromise or settle any adjustment or deficiency proposed by the relevant taxing authority in a manner that may be beneficial to Ford and detrimental to the Company.


Certain of the Company's airport concession agreements require the consent of the airport authority in connection with transfers of various percentages of the Company's common stock. Those consents which are required in connection with the Offerings have been obtained, other than certain consents the lack of which the Company does not believe will have a material adverse effect on the Company's consolidated financial position or results of operations. In the event that Ford seeks to sell any of its Common Stock following the Offerings, additional consents will be required.



Certain intercompany agreements and arrangements exist between the Company and Ford. See "Relationship with Ford". There can be no assurance that the products, services and other benefits Ford provides to or purchases from the Company under such agreements will continue to be provided or purchased, and if not, whether, or on what terms, such products, services or other benefits provided to the Company could be replicated and sales thereof to Ford replaced. See "-- Risk of Limited Supply of Competitively Priced Cars" and "-- Risk of Loss of Ford Advertising Reimbursement".


LIABILITY AND INSURANCE

The Company's businesses expose it to claims for personal injury, death and property damage resulting from the use of the cars and equipment rented or sold by the Company and for workers' compensation claims and other employment-related claims by the Company's employees. The Company generally self-insures up to $5 million per occurrence in the United States, up to $1.5 million per occurrence in Europe and lower amounts in certain other foreign countries, and maintains insurance with unaffiliated carriers in excess of such levels up to $450 million per occurrence or, in the case of Europe, without limits. There can be no assurance that the Company will not be exposed to uninsured liability at levels in excess of historical levels resulting from multiple payouts or otherwise, that liabilities in respect of existing or future claims will not exceed the level of the Company's insurance, that the Company will have sufficient capital available to pay any uninsured claims or that insurance with unaffiliated carriers will continue to be available to the Company on economically reasonable terms. See "Business -- Self Insurance" and "-- Legal Proceedings".

SEASONALITY

In the Company's businesses, the second and third quarters of the year have historically been the strongest quarters of the year. In 1996, these quarters accounted for approximately 53.7% of overall revenue and 80.9% of income before income taxes. As a result, any occurrence that disrupts rental activity during the second or third quarters could have an adverse effect on the Company's results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources".

ENVIRONMENTAL RISKS

The Company is regulated by federal, state, local and foreign environmental laws and regulations in connection with its operations, including, among other things, with respect to the ownership and operation of tanks for the storage of petroleum products, such as gasoline, diesel fuel and motor and waste oils. A significant percentage of these tanks are located underground. The Company has established a compliance program for its tanks to ensure that (i) the tanks are properly registered with the state in which the tanks are located; and (ii) the tanks have been either upgraded or replaced to meet federal and state leak detection and spill, overfill and corrosion protection requirements. However, there can be no assurance that these tank systems will at all times remain free from leaks or that the use of these tanks will not result in spills.

The Company has made, and will continue to make, expenditures to comply with environmental laws and regulations, including, among others, expenditures for the cleanup of contamination at its owned and leased properties, as well as contamination at other locations at which the Company's wastes have reportedly been identified. There can be no assurance that compliance with existing or future environmental legislation and regulations will not require material expenditures by the Company or otherwise have an adverse effect on the Company's operations. See "Business -- Governmental Regulation and Environmental Matters".

FUEL SHORTAGE

The Company's operations, as well as those of its competitors, could be affected by any limitation in the fuel supply or by any imposition of mandatory allocation or rationing regulations. In the event of a severe disruption of fuel supplies resulting from OPEC supply changes, political unrest, war or otherwise, the operations of all car and equipment rental and leasing companies could be adversely affected.

POSSIBLE FUTURE SALES OF COMMON STOCK BY FORD

Subject to applicable federal securities laws and the restrictions set forth below, after completion of the Offerings, Ford may sell any or all of the shares of the Common Stock beneficially owned by it or distribute any or all of such shares of Common Stock to its stockholders. Sales or distributions by Ford of substantial amounts of Common Stock in the public market or to its stockholders, or the perception that such sales or distribution could occur, could adversely affect prevailing market prices for the Class A Common Stock. Ford has advised the Company that its current intent is to continue to hold all of the Common Stock beneficially owned by it following the Offerings. However, Ford is not subject to any contractual obligation to retain its controlling interest, except that Ford and the Company have agreed, subject to certain exceptions, not to sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of J.P. Morgan Securities Inc. See "Underwriting". As a result, there can be no assurance concerning the period of time during which Ford will maintain its beneficial ownership of Common Stock owned by it following the Offerings. Ford will have registration rights with respect to the shares of the Common Stock owned by it following the Offerings, which would facilitate any future disposition. See "-- Control by and Relationship with Ford" above, "Relationship with Ford -- Corporate Agreement" and "Shares Available for Future Sale".

ANTI-TAKEOVER PROVISIONS

Certain provisions of the Company's Restated Certificate of Incorporation and By-laws may render more difficult, or have the effect of discouraging, unsolicited takeover bids from third parties or the removal of incumbent management of the Company. See "Description of Capital Stock -- Certain Certificate of Incorporation and By-law Provisions". Although such provisions do not have a substantial practical significance to investors while Ford controls the Company, such provisions could have the effect of depriving stockholders of an opportunity to sell their shares at a premium over prevailing market prices should Ford's combined voting power decrease to less than 50%.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS


Certain statements contained herein under "Prospectus Summary", "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" including, without limitation, those concerning (i) the Company's strategy, (ii) the Company's expansion plans for its various businesses, (iii) the Company's liquidity and capital expenditures, (iv) the percentage of cars expected to be acquired from Ford in the future, (v) the terms upon which cars will be acquired, (vi) the development of the Company's strategic information systems and (vii) the effects on the Company of certain legal proceedings, contain certain forward-looking statements concerning the Company's operations, economic performance and financial condition. Because such statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences include, but are not limited to, those discussed under "Risk Factors".

                                  THE COMPANY

GENERAL

The Company and its affiliates and independent licensees operate what the Company believes is the largest car rental business in the world based upon revenues and volume of rental transactions and the largest industrial and construction equipment rental business in the United States based upon revenues. The Company's "Hertz" brand name is recognized worldwide as a leader in quality rental and leasing services and products. The Company, together with its affiliates and independent licensees, rents and leases cars, rents industrial and construction equipment and operates its other businesses from approximately 5,500 locations throughout the United States and in approximately 140 foreign countries and jurisdictions. For the year ended December 31, 1996, the Company generated record revenues, income before taxes and net income of $3.7 billion, $256.5 million and $158.6 million, respectively. The Company and its predecessors have been profitable in every year since 1952, when one of the Company's predecessors first became a public company.

Car Rental


The Company believes it maintains the largest network of company-owned, on-airport car rental locations both in the United States and worldwide, enabling the Company to provide consistent quality, pricing and service worldwide. The Company derives approximately 77% of its car rental revenues from on-airport locations. According to information disclosed by the largest 153 U.S. airports, the Company maintained the leading on-airport car rental market share at such airports during 1996 of over 30% in terms of revenues and has maintained market share at approximately this level during each of the last five years. This market has grown at a compounded annual rate of approximately 11% since 1992 to over $6 billion in revenues in 1996, based on information provided by such airports. The Company also believes it maintained the leading on-airport car rental market share in Europe during 1996 of approximately 30% in terms of revenues. The Company has recently begun to provide replacement car rental services from off-airport locations under the H.I.R.E. brand name. The Company estimates that total 1996 revenues for the car rental industry in the United States were in excess of $14 billion, and that total 1995 revenues for the car rental industry in Europe were in excess of $5 billion.


During 1996, approximately 51% of the Company's worldwide car rental revenues were generated from business travelers and approximately 49% from leisure travelers. The Company has a worldwide marketing and sales organization of over 800 people focused on both commercial accounts/group sales and the travel industry, including travel agents, as well as a comprehensive program of retail and trade advertising, direct mail and other targeted marketing. At December 31, 1996, the Company's business customers included 357 of the Fortune 500 companies. The Company was named a primary supplier to 149 of the 347 Fortune 500 companies who named a primary/secondary supplier. The Company has received numerous awards and designations around the world for its car rental business from independent third parties.

The Company's Hertz #1 Club Gold service provides an expedited rental service to members at approximately 650 locations worldwide. At December 31, 1996, there were approximately two million active Hertz #1 Club Gold members who accounted for approximately 35% of the Company's U.S. car rental transactions in 1996. Through its many travel industry relationships with airlines and hotels, the Company has targeted the most frequent travelers to become Hertz #1 Club Gold members.

The Company's worldwide car rental operations and certain other activities generated $3.3 billion in revenue and $165.5 million in income before taxes during 1996.

Industrial and Construction Equipment Rental

The Company, through its wholly-owned subsidiary, HERC, believes that it maintains the leading market share in the U.S. industrial and construction equipment rental market. HERC rents a broad range of earth moving equipment, materials handling equipment, aerial and electrical equipment, air compressors, compaction equipment and construction-related trucks through a network of 120 branch locations. The Company estimates that 1995 annual revenues for the U.S. equipment rental market were $15 billion. This market is fragmented with over 7,000 participants and 12,000 locations. According to the Rental Equipment Register, an industry publication, only 23 of the top 100 equipment rental companies in the United States had rental revenues in excess of $25 million in 1995.

HERC maintains an established national accounts program with over 1,700 customers who generated 43% of HERC's revenues in 1996. The Company believes that HERC's fleet is the largest and most modern of its kind in the United States. As of December 31, 1996, HERC maintained a fleet with an original investment cost of approximately $908 million and a weighted average age of 19.7 months. HERC generated $392.3 million in revenue and $91.0 million in income before taxes during 1996.

Strategic Information Systems

Centralized control of major business processes, achieved through the use of the Company's strategic systems technology, provides the disciplined environment which enables the Company to deliver consistent quality services at its car rental and equipment rental operations. The Company maintains real-time communications with its many locations by means of what it believes is the largest private data network in the industry. Key components of the Company's strategic systems include: (i) a global reservations system, which operates through real-time, on-line centers on five continents, (ii) a yield management system, which is designed to optimize revenue through controlling, simultaneously, the availability of various rates as well as the availability of cars, (iii) a competitive rate detection system, which monitors rate changes and provides "scouting" routines to identify future rates and (iv) a cost allocation model, which provides contribution data by location, business segment, car and equipment category and customer account.

Other

Other activities of the Company include self-insurance operations for both its car rental and industrial and construction equipment rental businesses, car leasing operations in certain international markets, the sales of its used cars and equipment, third party claim management services and telecommunications services in the United States.
                           -------------------------

The Company, which was incorporated in Delaware in 1967, is a successor to corporations that have been engaged in the automobile and truck leasing and rental business since 1918. As a result of a series of transactions in 1993 and 1994, the Company became a wholly-owned subsidiary of Ford. Prior to that time and until 1987, when Ford first acquired an ownership interest in the Company, the Company had been a subsidiary of UAL Corporation (formerly Allegis Corporation) ("UAL"), which had acquired the Company's outstanding capital stock from RCA Corporation ("RCA") in 1985. See Notes 1, 5 and 7 of the Notes to the Company's consolidated financial statements included in this Prospectus.

The Company's principal executive offices are located at 225 Brae Boulevard, Park Ridge, New Jersey 07656, and its telephone number is (201) 307-2000.

                                USE OF PROCEEDS


The proceeds to the Company from the Offerings, after the deduction of underwriting discounts and expenses payable by the Company, are estimated to be $370 million ($425 million if the Underwriters' over-allotment options are exercised in full), substantially all of which is expected to be used to reduce short-term indebtedness (commercial paper) of the Company. Such indebtedness has original stated maturities ranging from April 15, 1997 to April 29, 1997 and has an average interest rate of 5.34%. The Company intends to sell additional commercial paper to repay the portion of such indebtedness maturing prior to the closing of the Offerings. The indebtedness to be repaid was incurred to repay an intercompany note issued by the Company to Ford in the amount of $460 million. See "Dividend Policy".


                                DIVIDEND POLICY

The Company's Board of Directors currently intends to declare quarterly dividends on both the Class A Common Stock and Class B Common Stock. It is expected that the first quarterly dividend payment will be $0.05 per share (a rate of $0.20 annually), with the initial dividend to be declared and paid in the third quarter of 1997. The declaration and payment of dividends by the Company are subject to the discretion of its Board of Directors. Any determination as to the payment of dividends will depend upon, among other things, general business conditions, the Company's financial results, contractual, legal and regulatory restrictions regarding the payment of dividends by the Company's subsidiaries, the credit ratings of the Company and such other factors as the Board of Directors may consider to be relevant.

Certain debt instruments under which the Company has issued debt securities restrict the Company's ability to pay dividends. Such restrictions generally provide that the Company may not pay dividends, invest in its own shares or permit investments by certain subsidiaries of the Company ("Restricted Subsidiaries") in the Company's shares subsequent to a specified date if, together with total investments by the Company and its Restricted Subsidiaries in subsidiaries that are not Restricted Subsidiaries made subsequent to such specified date, the aggregate of any such dividends or investments exceeds the sum of (i) a specified dollar amount, (ii) the aggregate net income of the Company and its Restricted Subsidiaries earned subsequent to such specified date and (iii) net proceeds received from capital stock issued subsequent to such specified date. Immediately following the Offerings, the Company will be
permitted to pay $   in dividends under the most restrictive of such covenants.
See "Use of Proceeds" and "Capitalization". The last to mature of the outstanding securities of the Company containing restrictions on the Company's ability to pay dividends has a final maturity of November 1, 2009.


The Company paid no cash dividends to Ford during 1994 and 1996 and paid a cash dividend on its common stock to Ford of $25 million in 1995. On February 27, 1997, the Company paid a dividend of $460 million on its common stock to Ford in the form of an intercompany note, which was fully repaid by March 10, 1997. The dividends historically paid by the Company are not indicative of its future dividend policy.

                                 CAPITALIZATION


The following table sets forth the capitalization of the Company as of December 31, 1996 (i) on an actual basis (first column), (ii) as adjusted (second column) to give effect to (a) the payment by the Company of a dividend of $460 million on its common stock to Ford in the form of an intercompany note, (b) the borrowing of $460 million to repay the intercompany note to Ford and (c) the issuance to Ford on February 29, 1997 of 1,290 shares of the Company's 5.11% Cumulative Series C Preferred Stock, $.01 par value per share, for $129 million and (iii) as adjusted (third column) to give effect to the items set forth in clause (ii) above and (a) the reclassification of 741 shares of common stock, par value $1.00 per share, owned by Ford into 65,956,000 shares of Class B Common Stock, (b) the issuance and sale by the Company of 17,400,000 shares of Class A Common Stock in the Offerings, (c) the reclassification of all of the Company's outstanding Preferred Stock, Series A and Preferred Stock, Series B beneficially owned by Ford into 21,600,000 shares of Class A Common Stock, (d) the receipt of net proceeds of $370 million from the sale by the Company of 17,400,000 shares of Class A Common Stock in the Offerings and the application of such proceeds as set forth under "Use of Proceeds" and (e) the redemption by the Company of 1,290 shares of its 5.11% Cumulative Series C Preferred Stock for $129 million. The information set forth below assumes that the Class A Common Stock offered hereby will be sold in the Offerings at $22.50 per share (the midpoint of the range set forth on the cover of this Prospectus). This table should be read in conjunction with the financial statements and the related notes thereto contained in the Company's consolidated financial statements included in this Prospectus.



                                                          ---------------------------------------------
                                                                     AS OF DECEMBER 31, 1996
                                                                         AS ADJUSTED      AS ADJUSTED
                                                            ACTUAL      PRE-OFFERINGS    POST-OFFERINGS
                                                          ----------    -------------    --------------
Dollars in thousands

The Company's Debt:
  Promissory notes, debentures, etc. .................    $3,517,254     $3,977,254        $
  Subordinated promissory notes
     Senior...........................................       149,828        149,828
     Junior...........................................       399,756        399,756
Debt of the Company's subsidiaries....................     1,025,006      1,025,006
                                                          ----------     ----------        ----------
  Total debt..........................................     5,091,844      5,551,844
                                                          ----------     ----------        ----------
Stockholders' Equity:
  Common Stock, par value $1.00 per share, shares
     issued -- 200 Class A, 51 Class B and 490 Class
     C................................................             1              1
  Common Stock, par value $0.01 per share, shares
     issued -- 39,000,000 Class A and 65,956,000 Class
     B (a)............................................            --             --
  Preferred Stock --
     Series A, 10% cumulative.........................       236,000        236,000
     Series B, various rates cumulative...............       249,900        249,900
     Series C, 5.11% cumulative.......................            --             (b)
  Additional capital paid-in..........................        59,008        163,360
  Retained earnings...................................       435,352             --
  Translation adjustment..............................         9,129          9,129
  Unrealized holding losses for available-for-sale
     securities.......................................           (25)           (25)
                                                          ----------     ----------        ----------
  Total stockholders' equity..........................       989,365        658,365
                                                          ----------     ----------        ----------
  Total capitalization................................    $6,081,209     $6,210,209        $
                                                          ==========     ==========        ==========


-------------------------

(a) Excludes 747,845 shares of Class A Common Stock reserved for issuance pursuant to an employee benefit plan. See "Management -- Long-Term Equity Compensation Plan".



(b) Less than $100.

              SELECTED CONSOLIDATED FINANCIAL DATA OF THE COMPANY

The selected consolidated income statement data for each of the years in the three-year period ended December 31, 1996, and consolidated balance sheet data as of December 31, 1996 and 1995 presented below were derived from the audited consolidated financial statements of the Company and the related notes thereto included in this Prospectus. The selected consolidated income statement data for each of the years in the two-year period ended December 31, 1993, and consolidated balance sheet data as of December 31, 1994, 1993 and 1992 presented below were derived from audited consolidated financial statements of the Company and the related notes thereto not included in this Prospectus. The financial data presented below and the related notes thereto should be read in conjunction with the consolidated financial statements of the Company and the related notes thereto included in this Prospectus.

                                                               ----------------------------------------------------
                                                                             YEARS ENDED DECEMBER 31
                                                                 1996       1995       1994       1993       1992
                                                               --------   --------   --------   --------   --------
Dollars in millions, except per share data
INCOME STATEMENT DATA
Revenues
Car rental..................................................   $3,161.6   $2,911.7   $2,581.2   $2,177.5   $2,124.1
Industrial and construction equipment rental................      392.3      332.3      263.1      215.8      208.8
Car leasing.................................................       35.4       35.6      231.4      209.3      241.0
Other (a)...................................................       79.0      121.0      218.7      252.2      242.3
                                                               --------   --------   --------   --------   --------
    Total revenues..........................................    3,668.3    3,400.6    3,294.4    2,854.8    2,816.2
                                                               --------   --------   --------   --------   --------
Expenses
Direct operating............................................    1,795.1    1,724.8    1,766.2    1,647.1    1,627.5
Depreciation of revenue earning equipment (b)...............      892.7      803.9      702.7      523.9      496.8
Selling, general and administrative.........................      425.2      392.5      385.5      336.0      353.3
Interest, net of interest income of $10.4, $16.8, $7.2,
  $11.3
  and $3.6..................................................      298.8      307.1      277.2      245.4      306.9
                                                               --------   --------   --------   --------   --------
    Total expenses..........................................    3,411.8    3,228.3    3,131.6    2,752.4    2,784.5
                                                               --------   --------   --------   --------   --------
Income before income taxes..................................      256.5      172.3      162.8      102.4       31.7
Provision for taxes on income (c)...........................       97.9       67.1       71.7       49.0       21.7
                                                               --------   --------   --------   --------   --------
Income before cumulative effect of change in accounting
  principle.................................................      158.6      105.2       91.1       53.4       10.0
Cumulative effect on prior years of change in method of
  accounting for postretirement benefits (d)................         --         --         --         --       (4.3)
                                                               --------   --------   --------   --------   --------
Net income..................................................   $  158.6   $  105.2   $   91.1   $   53.4   $    5.7
                                                               ========   ========   ========   ========   ========
Pro forma net income per share (e)..........................   $   1.51
                                                               ========

                                                           ----------------------------------------------------
                                                                              AT DECEMBER 31
                                                             1996       1995       1994       1993       1992
                                                           --------   --------   --------   --------   --------
Dollars in millions
BALANCE SHEET DATA
Revenue earning equipment
  Cars..................................................   $4,318.3   $3,627.2   $3,854.4   $2,417.0   $1,871.2
  Other equipment.......................................      717.4      543.0      406.0      285.5      251.4
Total assets............................................    7,649.2    6,656.6    6,520.8    4,688.5    4,222.0
Total debt..............................................    5,091.8    4,297.5    4,413.9    2,940.5    2,549.9
Stockholders' equity....................................      989.4      836.3      735.9      616.7      579.5

                                                               ----------------------------------------------------
                                                                          YEARS ENDED OR AT DECEMBER 31
                                                                 1996       1995       1994       1993       1992
                                                               --------   --------   --------   --------   --------
SELECTED OPERATING DATA
Car rental and other operations:
  Number of owned and licensee locations....................      5,435      5,480      5,498      5,594      5,687
  Number of owned locations.................................      2,208      2,171      2,254      2,369      2,487
  Peak number of owned and licensee cars operated during
    period..................................................    389,000    376,800    378,700    332,500    323,700
  Average number of owned cars operated during period.......    283,900    263,600    276,100    236,500    230,300
  Number of transactions of owned car rental operations
    during period (in thousands)............................     20,110     18,799     17,811     15,623     14,887
  Average revenue per transaction of owned car rental
    operations during period (in whole dollars).............   $    157   $    155   $    145   $    139   $    143
Equipment rental operations:
  Number of locations.......................................        120        104         95         85         89
  Average cost of rental equipment operated during period
    (in millions)...........................................   $  822.9   $  650.4   $  504.1   $  428.3   $  423.2

-------------------------
(a) Includes fees from licensees (other than expense reimbursement from licensees), revenue from claim management and telecommunications services and, prior to 1995, revenues from a car dealership operation in Europe.

(b) For 1996, 1995, 1994, 1993 and 1992 includes net credits of $23.2 million, $6.4 million, $23.0 million, $28.1 million and $16.9 million, respectively, primarily from net proceeds received in excess of book value on the disposal of revenue earning equipment. Effective July 1, 1994, certain estimated useful lives being used to compute the provision for depreciation of revenue earning equipment used in the industrial and construction equipment rental business were increased to reflect changes in the estimated residual values to be realized upon disposal of the equipment. As a result of this change, depreciation of revenue earning equipment for the year 1995 and the year 1994 decreased by $12.0 million and $9.6 million, respectively.

(c) Includes credits of $13.9 million, $2.0 million and $9.8 million for the years 1996, 1993 and 1992, respectively, resulting from adjustments made to tax accruals in connection with tax audit evaluations and the effects of prior years' tax-sharing arrangements between the Company and its former parent companies, UAL Corporation ("UAL") and RCA Corporation ("RCA"). For the year 1995, includes $6.5 million of credits relating to foreign taxes which were offset against U.S. income tax liabilities. For the year 1993, includes a $1.1 million charge relating to the increase in net deferred tax liabilities as of January 1, 1993 due to changes in the tax laws enacted in August 1993.

(d) Effective January 1, 1992, the Company adopted the provisions of Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other than Pensions, which requires that postretirement health care and other non-pension benefits be accrued during the years the employee renders the necessary service.

(e) Based on 104,956,000 shares outstanding after the Offerings, which excludes shares subject to over-allotment options granted by the Company to the Underwriters and shares reserved for issuance pursuant to an employee benefit plan. Due to the changes in the Company's capital structure, historical share and per share data will not be comparable to, or meaningful in the context of, future periods. See "Capitalization".

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

The Company is engaged principally in the business of renting and leasing cars and renting industrial and construction equipment. The Company's revenues principally are derived from rental and related charges. Revenues consist of:

          - Car rental revenues (revenues from all owned car operations, including loss or collision damage waivers, liability insurance and other products)

          - Industrial and construction equipment rental revenues

          - Car leasing revenues

          - Other revenues (fees from the Company's licensees, revenues from the Company's claim management and telecommunications services and, prior to 1995, a car dealership operation in Europe)

The Company's expenses consist of:

          - Direct operating expenses (primarily wages and related benefits; concessions and commissions paid to airport authorities, travel agents and others; and other costs relating to the operation and rental of the revenue earning equipment, such as maintenance and reservations)

          - Depreciation expense relating to revenue earning equipment (including net gains or losses on the disposal of such equipment). Revenue earning equipment includes cars and industrial and construction equipment.

          - Selling, general and administrative expenses (including advertising)

          - Interest expense relating primarily to the funding of the acquisition of revenue earning equipment


The Company's profitability is primarily a function of the volume and pricing of rental transactions and the utilization of cars and equipment. Significant changes in the purchase price of cars and equipment or interest rates can also have a significant effect on the Company's profitability, depending on the ability of the Company to adjust pricing for these changes. The Company's business requires significant expenditures for cars and equipment, and the Company consequently requires substantial liquidity to finance such expenditures.


At December 31, 1996, 83% of the cars in the Company's car rental fleet were subject to repurchase by automobile manufacturers under guaranteed repurchase programs pursuant to which automobile manufacturers agree to repurchase cars, subject to certain car conditions and mileage requirements, at a specified price after a minimum period of service. In the United States, the Company expects the percentage of its car rental fleet subject to repurchase programs to decrease. See "Risk Factors -- Risk of Economic Downturn" and "-- Risks Related to Decreased Acquisition of Cars Through Repurchase Programs" and "Business -- Worldwide Car Rental -- Car Acquisition". The Company's industrial and construction equipment rental fleet is not subject to such guaranteed repurchase programs.

The following discussion and analysis provides information that management believes to be relevant to understanding the Company's consolidated financial condition and results of operations. This discussion should be read in conjunction with the financial statements and the related notes thereto contained in the Company's consolidated financial statements included in this Prospectus.

RESULTS OF OPERATIONS


The following table sets forth, for each of the years indicated, the percentage of operating revenues represented by certain items in the Company's consolidated statement of income:


                                                                  ---------------------------
                                                                    PERCENTAGE OF REVENUES
                                                                    YEARS ENDED DECEMBER 31
                                                                  1996       1995       1994
                                                                  -----      -----      -----
Revenues:
  Car rental................................................       86.2%      85.6%      78.4%
  Industrial and construction equipment rental..............       10.7        9.8        8.0
  Car leasing...............................................         .9        1.0        7.0
  Other.....................................................        2.2        3.6        6.6
                                                                  -----      -----      -----
                                                                  100.0      100.0      100.0
                                                                  -----      -----      -----
Expenses:
  Direct operating..........................................       48.9       50.7       53.6
  Depreciation of revenue earning equipment.................       24.3       23.6       21.3
  Selling, general and administrative.......................       11.6       11.6       11.7
  Interest, net of interest income..........................        8.2        9.0        8.4
                                                                  -----      -----      -----
                                                                   93.0       94.9       95.0
                                                                  -----      -----      -----
Income before income taxes..................................        7.0        5.1        5.0
Provision for taxes on income...............................        2.7        2.0        2.2
                                                                  -----      -----      -----
Net income..................................................        4.3%       3.1%       2.8%
                                                                  =====      =====      =====

YEAR ENDED DECEMBER 31, 1996 COMPARED WITH YEAR ENDED DECEMBER 31, 1995

Revenues

The Company achieved record revenues of $3,668.3 million in 1996, which increased by 7.9% from $3,400.6 million in 1995.


Revenues from car rental operations of $3,161.6 million in 1996 increased by 8.6% from $2,911.7 million in 1995. Of this $249.9 million increase, approximately $210 million resulted from an increase in the number of transactions both in the United States and international operations and approximately $40 million resulted from an increase in revenue per transaction primarily in the United States (revenue per transaction remained substantially unchanged for the Company's international operations). These increases are net of a decrease in revenues due to changes in foreign exchange rates.



Revenues from industrial and construction equipment rental of $392.3 million in 1996 increased by 18.1% from $332.3 million in 1995. Of this $60.0 million increase, approximately $34 million was due to an increase in volume resulting from the opening of new locations and an acquisition in 1996 and approximately $26 million was due to increased activity in industrial related markets, both from new and existing customers.


Revenues from all other sources of $114.4 million in 1996 decreased by 26.9% from $156.6 million in 1995, primarily due to lower revenues in the Company's claim administration service operations, a large part of which was sold as of February 29, 1996.

Expenses

Total expenses of $3,411.8 million in 1996 increased by 5.7% from $3,228.3 million in 1995, although total expenses as a percentage of revenues decreased to 93.0% in 1996 from 94.9% in 1995.

Direct operating expenses of $1,795.1 million in 1996 increased by 4.1% from $1,724.8 million in 1995, but were lower in 1996 as a percentage of revenues due to more efficient fixed cost coverage. Wages and related benefits and concessions and commissions decreased as a percentage of revenues, partly offset by increased expenses related to the development of the Company's global reservations and strategic information systems.

Depreciation of revenue earning equipment for the car rental and car leasing operations of $814.8 million in 1996 increased by 9.2% from $745.9 million in 1995, primarily due to an increase in the number of cars operated and an increase in the cost of cars acquired in both the United States and international operations. These increases were partly offset by an improvement in the net proceeds received in 1996 in excess of book value on the disposal of the cars (which resulted in a gain of $2.5 million in 1996 as compared to a loss of $7.5 million in 1995) due to improved market conditions for the sale of used vehicles.

Depreciation of revenue earning equipment for the industrial and construction equipment rental operations of $77.9 million in 1996 increased by 34.3% from $58.0 million in 1995, primarily due to an increase in both the volume and cost of equipment operated. This increase was partly offset by an improvement in the net proceeds received in 1996 in excess of book value on the disposal of the equipment to $20.7 million in 1996 from $13.8 million in 1995 due to an increase in the volume of equipment sold and improved market conditions for the sale of used equipment.

In view of the favorable market environment in 1996 and 1995 for the sale of used equipment in the industrial and construction equipment rental business, effective January 1, 1997, certain estimated useful lives being used to compute the provision for depreciation will be increased to reflect the anticipated changes in the estimated residual values to be realized when the equipment is sold. This should result in lower annual depreciation charges and lower gains on the disposal of the used equipment than has been the case in 1996 and 1995.

Selling, general and administrative expenses of $425.2 million in 1996 increased by 8.3% from $392.5 million in 1995, but remained at 11.6% of revenue. The increase in 1996 resulted from increases in advertising costs, sales expenses and general and administrative costs.


Interest expense of $298.8 million in 1996 decreased 2.7% from $307.1 million in 1995, primarily due to lower interest rates in 1996, partially offset by higher debt levels (which were required to finance growth and increases in the cost of cars and industrial and construction equipment), and lower interest income received in 1996 as compared to 1995. See Note 2 to the Notes to the Company's consolidated financial statements included in this Prospectus.


The tax provision of $97.9 million in 1996 increased 45.9% from $67.1 million in 1995. The effective tax rate in 1996 was 38.2% as compared to 38.9% in 1995. This change was primarily due to the higher income before income taxes in 1996, partly offset by a one-time credit of $13.9 million included in 1996. This credit resulted from adjustments made to tax accruals in connection with tax audit evaluations and the effects of prior years' tax sharing arrangements between the Company and its former parent companies. The tax provision in 1995 included $6.5 million of credits relating to foreign taxes paid which were offset against U.S. income tax liabilities. Reported tax provisions for each of the years 1996 and 1995 also include a required tax provision of $5.8 million resulting from the amortization of intangible assets that is not deductible for tax purposes. See Notes 1, 8 and 12 of the Notes to the Company's consolidated financial statements included in this Prospectus.

Net Income

The Company achieved record net income of $158.6 million in 1996 representing an increase of 50.8% from $105.2 million in 1995. This increase was primarily due to higher revenues in the U.S. car and industrial and construction equipment rental operations, the tax credit of $13.9 million included in 1996 referred to above, decreased expenditures in 1996 as a percentage of revenues particularly in the U.S. car rental operations, partly offset by increased expenditures in 1996 as a percentage of revenues in the international car rental operations.

YEAR ENDED DECEMBER 31, 1995 COMPARED WITH YEAR ENDED DECEMBER 31, 1994

Revenues

The Company achieved record revenues of $3,400.6 million in 1995, which increased by 3.2% from $3,294.4 million in 1994.


Revenues from car rental operations of $2,911.7 million in 1995 increased by 12.8% from $2,581.2 million in 1994. Of this $330.5 million increase, approximately $142 million resulted from an increase in the volume of transactions and $188 million resulted from an increase in revenue per transaction, both amounts reflecting favorable changes in foreign exchange rates.



Revenues from industrial and construction equipment rental of $332.3 million in 1995 increased by 26.3% from $263.1 million in 1994. Of this $69.2 million increase, approximately $22 million was due to an increase in volume resulting from the opening of new locations and approximately $47 million was due to increased activity in industrial related markets both from new and existing customers.


Revenues from all other sources of $156.6 million in 1995 decreased by 65.2% from $450.1 million in 1994, primarily due to the sale of the Company's car leasing and car dealership operations in Europe effective January 1, 1995. See
Note 5 to the Notes to the Company's consolidated financial statements included in this Prospectus.

Expenses


Total expenses of $3,228.3 million in 1995 increased by 3.1% from $3,131.6 million in 1994. As a percent of revenues total expenses remained substantially unchanged in 1995 as compared to 1994.


Direct operating expenses of $1,724.8 million in 1995 decreased by 2.3% from $1,766.2 million in 1994, and as a percentage of revenues to 50.7% in 1995 from 53.6% in 1994. This improvement was principally due to the sale of the Company's European car leasing and car dealership operations in 1995 and lower costs in the U.S. car rental operations for public liability and property damage claims, partly offset by an increase in all other operating costs resulting from the increase in the volume of business.

Depreciation of revenue earning equipment for the car rental and car leasing operations of $745.9 million in 1995 increased by 12.5% from $662.9 million in 1994, primarily due to an increase in the cost of cars and lower net proceeds received in 1995 in excess of book value on the disposal of the cars (which resulted in a loss of $7.5 million in 1995 as compared to a gain of $9.8 million in 1994) due to a weak U.S. market for the sale of used cars in 1995. These increases were partly offset by lower depreciation due to the sale of the European car leasing operation in 1995.

Depreciation of revenue earning equipment for the industrial and construction equipment rental operations of $58.0 million in 1995 increased by 45.7% from $39.8 million in 1994, primarily due to increases in the volume of equipment operated and the cost of equipment. These increases were partly offset by a reduction in depreciation of $12.0 million in 1995 due to changes made effective July 1, 1994 increasing certain useful lives being used to compute the provision for depreciation to reflect changes in the estimated residual values to be realized upon disposal of equipment. Gains on the sale of equipment of $13.8 million in 1995 were substantially unchanged from 1994.

Selling, general and administrative expenses of $392.5 million in 1995 increased by 1.8% from $385.5 million in 1994, remaining substantially the same as a percentage of revenues. The increase in 1995 resulted from increases in sales expense, general and administrative costs and advertising expense. These increases were also partly caused by changes in foreign exchange rates.

Interest expense of $307.1 million in 1995 increased by 10.8% from $277.2 million in 1994, primarily due to higher interest rates and debt levels which were required to finance growth and increases in the cost of cars and industrial and construction equipment, partly offset by higher interest income in 1995 compared to 1994. See Note 2 to the Notes to the Company's consolidated financial statements included in this Prospectus.

The tax provision of $67.1 million in 1995 decreased by 6.4% from $71.7 million in 1994. The effective tax rate in 1995 was 38.9% as compared to 44.0% in 1994. These decreases were primarily due to $6.5 million of credits in 1995 relating to foreign taxes paid which were offset against U.S. income tax liabilities, partly offset by the provision required in 1995 due to higher income before income taxes. Reported tax provisions for each of the years 1995 and 1994 also include a required tax provision of $5.8 million resulting from the amortization of intangible assets that is not deductible for tax purposes. See Notes 1, 8 and 12 of the Notes to the Company's consolidated financial statements included in this Prospectus.

Net Income

The Company achieved record net income of $105.2 million in 1995 representing an increase of 15.5% from $91.1 million in 1994. This increase was primarily due to lower expenses in 1995 as a percentage of revenues in the international car rental operations principally as a result of the sale of the Company's European car leasing and car dealership operations in 1995, and higher revenues in the U.S. industrial and construction equipment rental operations.

LIQUIDITY AND CAPITAL RESOURCES


The Company's domestic and foreign operations are funded by cash provided by operating activities, and by extensive financing arrangements maintained by the Company in the United States, Europe, Australia, New Zealand, Canada and Brazil. The Company's investment grade credit ratings provide it with access to global capital markets to meet its borrowing needs. On February 5, 1997, S&P affirmed the Company's short-term credit rating at A-1 and reduced its long-term credit rating from A to A-. S&P reported that its reduction of the Company's long-term credit rating reflected the January 1997 announcement by Ford that it was reviewing strategic options for its investment in the Company, including a potential partial sale. The Company does not believe that the reduced rating will have a material adverse effect on the Company's liquidity or consolidated financial position. On February 28, 1997, Moody's confirmed the Company's short-term and long-term credit ratings at P1 and A3, respectively. The Company's primary use of funds is for the acquisition of revenue earning equipment which consists mainly of cars and industrial and construction equipment. For the year ended December 31, 1996, the Company's expenditures for revenue earning equipment were $8,204 million (partially offset by proceeds from the sale of such equipment of $6,445 million). For 1997, the Company expects its expenditures for revenue earning equipment (net of proceeds from the sale of such equipment) to be higher than they were in 1996. These assets are purchased by the Company in accordance with the terms of programs negotiated with automobile and equipment manufacturers. Particularly for rental cars, financing requirements are highly seasonal, typically reaching an annual peak during the second and third calendar quarters as fleet levels build up in response to increased rental demand during that period. The typical low point for cash needs occurs during the fourth quarter, coinciding with lower levels of fleet and rental demand. There are well developed methods of disposing of the Company's used cars and equipment which are capable of accommodating the Company's short fleet rotation requirements. See "Business -- Worldwide Car Rental -- Used Car Sales" and "-- Car Acquisition". The Company also makes capital investments for property and non-revenue earning equipment, although the amount of these expenditures ($180 million in 1996, and an estimate of up to $250 million in 1997) are substantially lower than the expenditures for revenue earning equipment. The Company's customer receivables are also liquid with approximately 30 days of total annual sales outstanding.


To finance its domestic requirements, the Company maintains an active commercial paper program. In July 1996, the seasonal borrowing peak in the 1996 business cycle, the Company had outstanding $1.9 billion of commercial paper. In January 1996, the seasonal borrowing trough, the outstanding amount was approximately $900 million.


The Company is active in the U.S. domestic medium-term and long-term debt markets. In recent years, the Company has issued approximately $300 million to $400 million annually in investment grade medium-term and long-term debt with various maturities. The proceeds are used for general corporate purposes and to reduce short-term borrowings. From time to time, the Company files with the Securities and Exchange Commission shelf registration statements relating to debt securities to allow for the issuance of unsecured senior, senior subordinated and junior subordinated debt securities on terms to be determined at the time the securities are offered for sale. At December 31, 1996, the Company had available $400 million for issuance under an effective registration statement. The total amount of medium-term and long-term debt outstanding as of December 31, 1996 was $2.6 billion with maturities ranging from 1997 to 2009. This includes $269 million in term loans from Ford, of which $250 million matures on November 15, 1999 and $19 million matures on July 1, 1997. See Note 2 to the Notes to the Company's consolidated financial statements included in this Prospectus.


Borrowing for the Company's international operations consists mainly of loans obtained from local and international banks. All borrowings by international operations either are in the international operation's local currency or, if in non-local currency, are fully hedged to minimize foreign exchange exposure. The Company guarantees only the borrowings of its subsidiaries in Australia and Canada, which consist principally of commercial paper denominated in local currency. At December 31, 1996, the total debt for the foreign operations was $1,025 million, of which $981 million was short-term (original maturity of less than one year) and $44 million was long-term. At December 31, 1996, the total amounts outstanding (in millions of U.S. dollars) under the Australian and Canadian commercial paper programs were $123 and $19, respectively.


At December 31, 1996, the Company had committed bank credit facilities totaling $2.3 billion. Of this amount, $2.1 billion are represented by a combination of 5-year and 364-day global committed credit facilities provided by 31 relationship banks. In addition to direct borrowings by the Company, these agreements allow any subsidiary of the Company to borrow under the facilities on the basis of a guarantee by the Company. The 5-year agreements, totalling $1,185 million, currently expire on June 30, 2001, and the 364-day agreements, totalling $895 million, expire on June 25, 1997. The 5-year agreements have an evergreen feature which provides for the automatic extension of the expiration date one year forward unless timely notice is provided by the bank. The 364-day agreements permit the Company to convert any amount outstanding prior to expiration into a two-year term loan. The Company's committed bank credit facilities provide that if Ford ceases to own, directly or indirectly, capital stock of the Company having at least 51% of the total voting power of all capital stock of the Company outstanding, then: (i) certain borrowing rates and, in respect of certain of the credit facilities, the facility fees will be determined by a pricing matrix based on the Company's credit ratings, (ii) if the Company's long-term credit rating declines below A- by S&P and A3 by Moody's, then the Company will be required to maintain a minimum consolidated net worth of $500 million and (iii) if the Company's credit rating declines below BBB+ by S&P and Baa1 by Moody's, then the Company cannot allow its consolidated senior debt-to-equity ratio to exceed 8.5 to 1.



In addition to these bank credit facilities, in February 1997 Ford extended to the Company a line of credit of $500 million, expiring June 30, 1999, and the revolving loan agreement between the Company and Ford dated June 8, 1994 was terminated. This line of credit has an evergreen feature that provides on an annual basis for automatic one-year extensions of the expiration date, unless timely notice is provided by Ford at least one year prior to the then scheduled expiration date. Following the Offerings, Ford may not be willing to extend additional credit to the Company, may change or terminate existing credit facilities it provides to the Company in accordance with their terms or may limit the ability of the Company to raise additional equity capital. See "Risk Factors -- Limitations Upon Liquidity, Capital Raising and Dividends; Interest Rate Risk -- Impact of Relationship with Ford on Capital Raising".

The Company intends to continue to maintain committed credit facilities in an amount equal to 100% of its anticipated commercial paper outstanding from time to time.

The Company has developed an interest rate risk management policy to protect itself from fluctuations in interest rates on its short-term debt portfolio and on its leasing portfolios. The policy is specific as to transaction purpose, acceptable hedging instruments, approval levels required, counterparty eligibility and exposure, effectiveness monitoring and documentation standards. In the United States and Canada, derivatives are used to provide interest rate protection while accessing short-term funding in the commercial paper markets. In Australia and New Zealand, where the Company also has leasing businesses, derivatives are used to effectively match-fund car leases, which have terms from one to five years, with funding of the same term. As the value of the car on lease depreciates, the funding supporting the car also decreases. See "Risk Factors -- Limitations upon Liquidity, Capital Raising and Dividends; Interest Rate Risk -- Interest Rate Risk".

Interest rate hedges provide the Company with an effective means of minimizing interest rate risk. The Company has entered into arrangements to manage its exposure to fluctuations in interest rates. These arrangements consist of interest-rate swap agreements ("swaps") and forward rate agreements ("FRAs"). The differential paid or received on these agreements is recognized as an adjustment to interest expense. The purpose and effect of these agreements are to make the Company less susceptible to changes in interest rates by effectively converting certain variable rate debt to fixed rate debt. Because of the relationship of current market rates to historical fixed rates, the effect at December 31, 1996 of the swap and FRA agreements is to give the Company an overall effective weighted-average rate on debt of 6.53%, with 41% of debt effectively subject to variable interest rates, compared to a weighted-average interest rate on debt of 6.48%, with 49% of debt subject to variable interest rates when not considering the swap and FRA agreements.

At December 31, 1996, the notional amount of these agreements aggregated $368.4 million of swaps. These notional amounts, however, are not reflective of the Company's obligations under these agreements because the Company is only obligated to pay the net amount of the interest rate differential between the fixed and variable rates specified in the contracts. The Company's exposure to any credit loss in the event of non-performance by the counterparties is further mitigated by the fact that all of these financial instruments are with financial institutions that are rated "A" or better by the major credit rating agencies. Exposure to individual counterparties is monitored to ensure diversification of risk. At December 31, 1996, the fair value of all outstanding contracts, which is representative of the Company's obligations under these contracts, assuming the contracts were terminated at that date, was approximately a net payable of $4.0 million. The $368.4 million notional principal matures as follows (in millions): 1997, $240.7; 1998, $73.3; 1999, $43.4; 2000, $10.7; 2001, $0.2; and
2002, $0.1.

The Company and its subsidiaries have entered into arrangements to manage exposure to fluctuations in foreign exchange rates for certain foreign currency loans and selected marketing programs. These arrangements consist of foreign exchange forward contracts and the purchase of foreign exchange options where the Company has no risk. At December 31, 1996 the total notional amount of these instruments was $23.5 million and the fair value of all outstanding contracts, which is representative of the Company's obligations under these contracts, assuming the contracts were terminated at that date, was approximately a net payable of $.1 million.

The Company's decision to withdraw earnings or investments from foreign countries is, in some cases, influenced by exchange controls and the utilization of foreign tax credits and may also be affected by fluctuations in exchange rates for foreign currencies and by revaluation of such currencies in relation to the U.S. dollar by the governments involved. Foreign operations have been financed to a substantial extent through loans from local lending sources in the currency of the countries in which such operations are conducted. Car rental operations in foreign countries are, from time to time, subject to governmental regulations imposing varying degrees of currency restrictions. Currency restrictions and other regulations historically have not had a material impact on the Company's operations as a whole.

In 1997, the Company will commence implementing in all of its strategic information systems a year 2000 date conversion project to address all necessary code changes, testing and implementation. Project completion is planned for the middle of 1999 at an estimated total cost of approximately $15 million.

Car rental is a seasonal business, with decreased travel in both the business and leisure segments in the winter months and heightened activity during the spring and summer. To accommodate increased demand, the Company increases its available fleet and staff during the second and third quarters. As business demand declines, fleet and staff are decreased as well. However, certain operating expenses, including rent, insurance, and administrative overhead, remain fixed and cannot be adjusted for seasonal demand. In certain geographic markets, the impact of seasonality has been reduced by emphasizing leisure or business travel in the off-seasons.

The table below shows capital expenditures (net of proceeds received from the sale of revenue earning equipment) and financial results by quarter for 1996 and 1995.

                                   ----------------------------------------------------------------------------
                                     CAPITAL                       OPERATING
                                   EXPENDITURES                     INCOME          INCOME (LOSS)
                                   (NET OF SALE                 (PRE-TAX INCOME        BEFORE           NET
                                     PROCEEDS                     BEFORE NET           INCOME          INCOME
                                    RECEIVED)      REVENUES    INTEREST EXPENSE)        TAXES          (LOSS)
                                   ------------    --------    -----------------    -------------      ------
Dollars in millions
1996
First Quarter..................      $1,028.1      $  803.1         $ 82.5             $ 15.2          $  8.8
Second Quarter.................       1,000.1         911.4          144.3               69.3            39.5
Third Quarter..................          67.1       1,060.0          219.9              138.2            74.2
Fourth Quarter.................        (201.6)        893.8          108.7               33.9            36.1
                                     --------      --------         ------             ------          ------
     Total Year................      $1,893.7      $3,668.3         $555.4             $256.6          $158.6
                                     ========      ========         ======             ======          ======
1995
First Quarter..................      $  819.1      $  735.7         $ 69.7             $  (.7)         $  (.3)
Second Quarter.................       1,083.1         858.5          115.1               34.5            19.6
Third Quarter..................        (261.1)        989.8          194.1              109.6            65.1
Fourth Quarter.................        (405.2)        816.6          100.5               28.9            20.8
                                     --------      --------         ------             ------          ------
     Total Year................      $1,235.9      $3,400.6         $479.4             $172.3          $105.2
                                     ========      ========         ======             ======          ======

NEW ACCOUNTING STANDARD

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 ("FAS 128"), "Earnings Per Share", which specifies changes in computing and reporting earnings per share. The adoption of FAS 128 by the Company in 1997 will not affect the Company's 1996 pro forma net income per share.

                                    BUSINESS

GENERAL

The Company and its affiliates and independent licensees operate what the Company believes is the largest car rental business in the world based upon revenues and volume of rental transactions and the largest industrial and construction equipment rental business in the United States based upon revenues. The Company's "Hertz" brand name is recognized worldwide as a leader in quality rental and leasing services and products. The Company, together with its affiliates and independent licensees, rents and leases cars, rents industrial and construction equipment and operates its other businesses from approximately 5,500 locations throughout the United States and in approximately 140 foreign countries and jurisdictions. For the year ended December 31, 1996, the Company generated record revenues, income before taxes and net income of $3.7 billion, $256.5 million and $158.6 million, respectively. The Company and its predecessors have been profitable in every year since 1952, when one of the Company's predecessors first became a public company.

Car Rental


The Company believes it maintains the largest network of company-owned, on-airport car rental locations both in the United States and worldwide, enabling the Company to provide consistent quality, pricing and service worldwide. The Company derives approximately 77% of its car rental revenues from on-airport locations. According to information disclosed by the largest 153 U.S. airports, the Company maintained the leading on-airport car rental market share at such airports during 1996 of over 30% in terms of revenues and has maintained market share at approximately this level during each of the last five years. This market has grown at a compounded annual rate of approximately 11% since 1992 to over $6 billion in revenues in 1996, based on information provided by such airports. The Company also believes it maintained the leading on-airport car rental market share in Europe during 1996 of approximately 30% in terms of revenues. The Company has recently begun to provide replacement car rental services from off-airport locations under the H.I.R.E. brand name. The Company estimates that total 1996 revenues for the car rental industry in the United States were in excess of $14 billion, and that total 1995 revenues for the car rental industry in Europe were in excess of $5 billion.


During 1996, approximately 51% of the Company's worldwide car rental revenues were generated from business travelers and approximately 49% from leisure travelers. The Company has a worldwide marketing and sales organization of over 800 people focused on both commercial accounts/group sales and the travel industry, including travel agents, as well as a comprehensive program of retail and trade advertising, direct mail and other targeted marketing. At December 31, 1996, the Company's business customers included 357 of the Fortune 500 companies. The Company was named a primary supplier to 149 of the 347 Fortune 500 companies who named a primary/secondary supplier. The Company has received numerous awards and designations around the world for its car rental business from independent third parties.

The Company's Hertz #1 Club Gold service provides an expedited rental service to members at approximately 650 locations worldwide. At December 31, 1996, there were approximately two million active Hertz #1 Club Gold members who accounted for approximately 35% of the Company's U.S. car rental transactions in 1996. Through its many travel industry relationships with airlines and hotels, the Company has targeted the most frequent travelers to become Hertz #1 Club Gold members.

The Company's worldwide car rental operations and certain other activities generated $3.3 billion in revenue and $165.5 million in income before taxes during 1996.

Industrial and Construction Equipment Rental

The Company, through its wholly-owned subsidiary, HERC, believes that it maintains the leading market share in the U.S. industrial and construction equipment rental market. HERC rents a broad range of earth moving equipment, materials handling equipment, aerial and electrical equipment, air compressors, compaction equipment and construction-related trucks through a network of 120 branch locations. The Company estimates that 1995 annual revenues for the U.S. equipment rental market were $15 billion. This market is fragmented with over 7,000 participants and 12,000 locations. According to the Rental Equipment Register, an industry publication, only 23 of the top 100 equipment rental companies in the United States had rental revenues in excess of $25 million in 1995.

HERC maintains an established national accounts program with over 1,700 customers who generated 43% of HERC's revenues in 1996. The Company believes that HERC's fleet is the largest and most modern of its kind in the United States. As of December 31, 1996, HERC maintained a fleet with an original investment cost of approximately $908 million and a weighted average age of 19.7 months. HERC generated $392.3 million in revenue and $91.0 million in income before taxes during 1996.

Strategic Information Systems

Centralized control of major business processes, achieved through the use of the Company's strategic systems technology, provides the disciplined environment which enables the Company to deliver consistent quality services at its car rental and equipment rental operations. The Company maintains real-time communications with its many locations by means of what it believes is the largest private data network in the industry. Key components of the Company's strategic systems include: (i) a global reservations system, which operates through real-time, on-line centers on five continents, (ii) a yield management system, which is designed to optimize revenue through controlling, simultaneously, the availability of various rates as well as the availability of cars, (iii) a competitive rate detection system, which monitors rate changes and provides "scouting" routines to identify future rates and (iv) a cost allocation model, which provides contribution data by location, business segment, car and equipment category and customer account.

Other

Other activities of the Company include self-insurance operations for both its car rental and industrial and construction equipment rental businesses, car leasing operations in certain international markets, the sales of its used cars and equipment, third party claim management services and telecommunications services in the United States.
                           -------------------------


The Company, which was incorporated in Delaware in 1967, is a successor to corporations that have been engaged in the automobile and truck leasing and rental business since 1918. As a result of a series of transactions in 1993 and 1994, the Company became a wholly-owned subsidiary of Ford. Prior to that time and until 1987, when Ford first acquired an ownership interest in the Company, the Company had been a subsidiary of UAL Corporation (formerly Allegis Corporation) ("UAL"), which had acquired the Company's outstanding capital stock from RCA Corporation ("RCA") in 1985. See Notes 1, 5 and 7 of the Notes to the Company's consolidated financial statements included in this Prospectus.


BUSINESS STRATEGY

The Company believes that it is well positioned to capitalize upon the growth opportunities available in both the global car rental and industrial and construction equipment rental markets. The Company's strategy for continued growth is to:

Capitalize on the opportunities presented by the changing ownership in the domestic car rental industry

For the past several years, the car rental industry has experienced an environment characterized by low price increases that have not kept pace with rising fleet costs, resulting in significant operating losses for many competitors in the industry. Management believes that there will be an increase in industry profitability, in part as a consequence of the recent change in ownership of many domestic car rental companies. Management intends to capitalize on this favorable industry environment by selectively increasing prices and continuing to improve its low cost structure relative to its competitors.

Leverage the "Hertz" brand name, recognized worldwide, in existing and new business ventures


The Company believes that the "Hertz" brand name provides an ideal platform to expand into new ventures. For example, the Company has re-entered the retail used car sales market. Once the largest retailer of used cars in the United States, the Company intends to use its recognized brand name and reputation to offer quality used cars. Key elements of the Company's retail used car sales strategy include free initial warranty, no-haggle pricing and providing a complete maintenance history for each car. The Company has 41 used car sales locations from coast to coast, substantially all of which were profitable in 1996 with a substantial expansion underway for 1997. In 1997, the Company will pilot a new retail used car sales concept under the "Hertz" brand name offering a larger selection of used cars.



The Company has also entered the estimated $3.5 billion replacement/local car rental segment in the United States under the H.I.R.E. brand name and in Europe under the "Hertz" brand name. The H.I.R.E. business unit currently operates at 50 locations in six states with expansion underway. The Company expects that H.I.R.E. generally will hold its cars for 18 to 24 months, compared with 5 to 12 months for the Company's domestic car rental business, resulting in lower monthly holding costs. In Europe, the Company currently operates in the replacement/local car rental market through its existing suburban car rental locations. In addition, the Company intends to expand its operations in the local truck rental market and car leasing business.


Improve operating efficiency and enhance customer service through the continued use and refinement of strategic information systems


The Company has invested over $600 million during the past five years in strategic systems and intends to continue to invest in advanced technology. The Company estimates that this investment has resulted in a reduction in cost (excluding depreciation of rental cars and related interest expense) per car rental transaction of approximately 11.3% since 1991. The Company's centralized reservations system is integrated with its fleet management information systems, resulting in improved vehicle utilization. This system is being upgraded to a state of the art, client-server based reservations system. In addition, the Company's yield management system employs techniques to optimize, simultaneously, rental rates and car availability. The Company is in the process of consolidating various European reservations centers into a single facility in Ireland, resulting in anticipated cost savings while providing uniformly high quality service. In its industrial and construction equipment rental business, the use of its strategic information systems enables the Company to monitor carefully the utilization of equipment by specific operation. Through continued investments in these systems, the Company believes it will expand its market share, increase its profitability and sustain its leadership position with respect to the quality and breadth of services provided to its customers.


Maintain consistent quality, pricing and service worldwide through continued ownership of locations

The Company believes it maintains the largest network of company-owned car rental locations both in the United States and in Europe. Because of its extensive ownership base, the Company is capable of capitalizing worldwide on business from global tourist and travel organizations and multinational corporations. The Company believes that its extensive worldwide ownership of its operations contributes to the consistency of its high-quality service, strict cost control, fleet utilization, yield management, competitive pricing and ability to offer one-way rentals through its Rent It Here-Leave It There program. Under appropriate circumstances, the Company also intends to expand through joint ventures in emerging markets.

Expand the industrial and construction equipment rental business both in the United States and abroad

The Company believes that HERC, as the largest nationwide provider of industrial and construction equipment rental services in the United States, is well positioned to expand through continued growth of its fleet and the opening and acquisition of new locations. HERC intends to continue to emphasize profitable expansion through: (i) continuing to focus on low equipment costs through its status as one of the largest purchasers of new equipment in the United States,
(ii) improving productivity through use of the Company's strategic information systems, (iii) expanding its used equipment sales operations available for buyers seeking to purchase well-maintained, late model equipment at competitive prices, (iv) diversifying its customer base across industry sectors and (v) capitalizing on the trend of equipment users toward outsourcing to a single nationwide provider. In addition, HERC intends to expand in international markets over the long term by applying its successful U.S. operating philosophy.

Achieve superior performance by direct linkage of management compensation to operating unit performance

All worldwide car rental and equipment rental operating units are managed under an individual "profit center" philosophy, whereby profit and loss statements are generated monthly by city. Management incentives are based primarily upon the financial results of the specific operation managed. Additional consideration is given for total operating unit and consolidated corporate financial performance. This "profit center" management is supported and monitored by division and corporate level management equipped with sophisticated management information systems which allow detailed review of each operation and business discipline.

BUSINESS SEGMENTS

The Company's business consists of two significant segments, car rental and certain other activities, and the rental of industrial and construction equipment. Set forth below is certain information with respect to these segments for the year ended December 31, 1996.

                                                     ------------------------------------------
                                                            YEAR ENDED DECEMBER 31, 1996
                                                                         INDUSTRIAL
                                                                            AND
                                                                        CONSTRUCTION
                                                     CAR RENTAL AND      EQUIPMENT
                                                        OTHER(A)           RENTAL
                                                     ---------------    ------------
                                                      AMOUNT     %      AMOUNT    %      TOTAL
                                                      ------     -      ------    -      -----
Dollars in millions

Revenues...........................................   $ 3,276     89%   $ 392     11%   $ 3,668
Amortization of intangibles........................        18    100       --     --         18
Operating income (pre-tax income before
  interest)........................................       421     76      134     24        555
Income before income taxes.........................       166     65       91     35        257
Revenue earning equipment, net, at end of year.....     4,318     86      718     14      5,036

-------------------------
(a) Includes interest and goodwill relating to the acquisition of the Company by UAL and Park Ridge Corporation.

The Company, together with its affiliates and independent licensees, operates in approximately 5,500 locations throughout the United States and in approximately 140 foreign countries and jurisdictions. Set forth below is certain information with respect to the Company's U.S. and foreign operations for the year ended December 31, 1996 (substantially all of the Company's foreign operations consist of car rental and leasing operations).

                                                      ----------------------------------------
                                                            YEAR ENDED DECEMBER 31, 1996
                                                         U.S.(A)          FOREIGN
                                                      -------------    -------------
                                                      AMOUNT     %     AMOUNT     %     TOTAL
                                                      ------     -     ------     -     -----
Dollars in millions

Revenue.............................................  $ 2,723    74%   $   945    26%   $3,668
Amortization of intangibles.........................       17    94          1     6        18
Operating income (pre-tax income before interest)...      451    81        104    19       555
Income before income taxes..........................      196    76         61    24       257
Revenue earning equipment, net, at end of year......    3,997    79      1,039    21     5,036

-------------------------
(a) Includes interest and goodwill relating to the acquisition of the Company by UAL and Park Ridge Corporation.

WORLDWIDE CAR RENTAL

Industry Overview

The car rental industry provides car rentals to business and individual customers worldwide. The car rental industry has been significantly influenced by general economic conditions as well as developments in the travel industry, particularly air carrier passenger traffic. Historically, the car rental industry has been highly seasonal. A significant proportion of the industry's annual profitability has come during the second and third quarters when leisure and business travel are at their peak. The industry derives the majority of its revenues from car rentals and ancillary products such as insurance, refueling charges, inter-city drop-off charges and loss-damage waivers. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources".

United States. The Company believes that total annual U.S. revenues for the car rental industry were in excess of $14 billion for 1996. The U.S. market includes five major car rental companies serving primarily airport and near airport locations (the Company, Avis, Inc. ("Avis"), Budget Rent a Car Corporation ("Budget"), National Car Rental System Inc. ("National") and Alamo Rent-A-Car, Inc. ("Alamo")), one major company serving non-airport locations (Enterprise Rent-A-Car Company ("Enterprise")) and numerous smaller companies that operate predominantly in non-airport locations. The major companies operate to varying degrees through wholly-owned operations, and most have some franchised operations.

Set forth below are the on-airport market shares of the major car rental companies at the largest 153 airports in the United States that report concessionable revenues (i.e., revenues on which airport authorities assess fees from car rental companies) for the periods indicated:

                                            ------------------------------------------
                                              ELEVEN
                                              MONTHS
                                               ENDED
                                            NOVEMBER 30      YEAR ENDED DECEMBER 31
                                               1996        1995       1994       1993
                                            -----------    -----      -----      -----
Hertz...................................        30.2%       30.4%      30.6%      29.1%
Avis....................................        23.7        22.6       21.9       23.6
National................................        16.2        15.3       13.8       13.5
Budget..................................        11.2        12.6       13.9       14.3
Alamo...................................        10.8        11.1       11.0        9.3
Others..................................         7.9         8.0        8.8       10.2
                                               -----       -----      -----      -----
                                               100.0%      100.0%     100.0%     100.0%
                                               =====       =====      =====      =====

The Company believes that car rentals at airports account for the largest portion of car rentals in the United States. According to information disclosed by major U.S. airports, the U.S. on-airport car rental market for the largest 153 airports has grown at a compounded annual rate of approximately 11% since 1992 to over $6 billion in revenues in 1996. The Company believes that, while rental patterns vary among individual airports, car renters at major U.S. airports taken as a whole are generally evenly divided between business travelers and leisure travelers seeking cars for ground travel to vacation destinations and for weekend use. In addition, the Company believes that car renters at non-airport locations are generally local residents requiring a temporary replacement car for their own car while it is being repaired and, to a lesser extent, local residents seeking the use of a car for leisure or other purposes.

Since the late 1980s, car rental companies have acquired cars pursuant to various fleet repurchase programs established by automobile manufacturers under which the automobile manufacturers agree to repurchase cars at a specific price during established repurchase periods, subject to certain vehicle condition and mileage requirements. Repurchase prices under the repurchase programs are based on either (i) a predetermined percentage of original car cost and the month in which the car is returned or (ii) the original capitalization cost less a set daily depreciation amount. These repurchase programs limit a car rental company's residual risk with respect to cars purchased under the programs. This enables car rental companies to determine depreciation expense in advance. The Company believes that most cars in the fleets of U.S. car rental companies are these "non-risk" cars. See "Risk Factors -- Risks Related to Decreased Acquisition or Disposition of Cars Through Repurchase Programs".

The U.S. car rental industry is recovering from a difficult period, which has been characterized by substantially rising fleet costs and significant pricing pressure. In the early 1990s, car rental companies benefited from incentives to purchase cars provided by automobile manufacturers that desired an additional distribution outlet for their products. Automobile manufacturers pursued this outlet as a result of overcapacity and decreased new car demand that prevailed at the time. These incentives allowed car rental companies to expand significantly the size of their fleets at relatively low cost and with high cash incentives. However, an oversupply condition was created within the car rental industry as a result of these increased fleet sizes. This acted to intensify competition and depress industry-wide pricing. As general economic conditions in the United States improved during the years 1992 through 1994, fleet costs significantly increased. Continued competition inhibited corresponding increases in average daily rental rates, which had an adverse effect on industry-wide profitability.

The Company believes that, recently, the U.S. car rental industry has experienced increases in profitability. Average daily rental rates have increased as oversupply conditions have been reduced.

Significant changes in the ownership of participants in the domestic car rental industry have occurred over the past year. HFS, Inc. purchased Avis, Republic Industries acquired Alamo and National and Team Rental Group, Inc. has reached an agreement to acquire Budget. The Company believes that these companies will be increasingly focused on profitability, resulting in increased prices in the United States.

International. The European market represents the majority of the car rental industry's revenues outside the United States. The three largest European markets are France, Germany and the United Kingdom. The Company estimates that the total 1995 revenues for the car rental industry in Europe were in excess of $5 billion. The European market consists of a number of worldwide and European participants, including owned and franchised locations of some of the major U.S. car rental companies and a number of European companies, including Sixt AG (Budget), Europcar and EuroDollar. Similar to the U.S. market, the European car rental industry is characterized by intense competition. Pricing pressure continues to inhibit increases in average daily rental rates. The industry has experienced significant growth in the leisure sector due to developing airline deregulation in the Pan-European market. The Company believes that the leisure market currently represents approximately 45% of the European market based on revenues. European car rental companies purchase their fleets from a larger number of automobile manufacturers than in the United States. These manufacturers have substantial production capacity, resulting in intense competition and favorable pricing of cars for car rental companies in recent years.

Other significant international car rental markets in which the Company competes include Australia, Canada, New Zealand, Puerto Rico and Brazil.

U.S. Operations

Car Rental. The Company provides car rental services throughout the United States in or around all major U.S. cities and operates a nationwide, toll-free reservations system. Car rental facilities are operated at all major airports and in the central business districts and key suburban commercial centers in major U.S. cities. The Company estimates that airport revenues accounted for approximately 84% of its car rental revenues in the United States in 1996. The Company also maintains arrangements with selected hotels and railroad terminals to facilitate car rentals at such locations.

The Company uses a wide variety of makes and models of cars for daily rental purposes, nearly all of which are current year or the previous year's models. The Company rents cars on a daily, weekend, weekly or monthly basis, with rental charges computed on a limited or unlimited mileage rate, or on a time rate plus a mileage charge. The Company's rates vary at different locations depending on local market, competitive and cost factors, and virtually all rentals are made utilizing rate plans under which the customer is responsible for gasoline used during the rental. In addition to car rentals and licensee fees, the Company generates revenues from providing customers with ancillary products and services such as Hertz #1 Club Gold, the Company's Rent It Here-Leave It There program, supplemental equipment (child seats, ski racks and portable cellular phones), loss or collision damage waiver, liability insurance and personal effects coverage, Hertz NeverLost and gasoline payment options.

For the year ended December 31, 1996, the Company conducted operations through approximately 700 owned locations. Company-owned locations are those locations through which the Company rents cars which it owns, as compared to licensee locations through which licensees rent cars that they own. The Company believes that its extensive worldwide ownership of its operations contributes to the consistency of its high-quality service, strict cost control, fleet utilization, yield management, competitive pricing and the Company's ability to offer one-way rentals through its Rent It Here-Leave It There program. However, in certain smaller domestic markets, the Company has found it more efficient to operate through licensees. Domestic licensee locations numbered approximately 400 at December 31, 1996. Together with its licensees, the Company operated a peak domestic fleet of more than 242,000 cars in 1996. At December 31, 1996, the Company owned 94% of all the cars in the combined company-owned and licensee fleet.

The Company has concession agreements at over 200 airports in the United States. These agreements are entered into with airport authorities, either through negotiation or a bidding process, for a fixed number of car rental counter positions. The agreements typically provide for concession payments based upon a specified percentage of revenue generated at the airport, subject to a minimum annual fee, and sometimes include fixed rent for terminal counters or other leased properties and facilities.

The Company maintains automobile maintenance centers at certain airports and in certain urban and suburban areas, providing maintenance facilities for the Company's rental fleet. Many of these facilities, which include sophisticated car diagnostic and repair equipment, are accepted by automobile manufacturers as eligible to perform and receive reimbursement for warranty work. Collision damage and major repairs are generally performed by independent contractors.

The Company believes its U.S. operations are supported by competitively superior information systems and product delivery. The Company's global reservations system operates through real-time, on-line centers on five continents. Among other advantages, this advanced reservations system allows customers throughout the world to book reservations for rentals at any location worldwide. See "-- Strategic Information Systems". An example of the Company's differentiated product delivery is its Hertz #1 Club Gold canopied service operated at 38 airports in the United States. This service permits members to bypass the rental counter and proceed directly to a weather-protected canopied area. In addition, there are over 200 locations with expedited Gold counter service. See "-- Services Provided -- Hertz #1 Club Gold".

H.I.R.E. -- Insurance Replacement. The Company, under the H.I.R.E. brand name, provides replacement car rental services primarily to local customers in the United States whose automobiles are out of service, generally due to an accident, theft or mechanical problem. A high percentage of these rentals are referrals from insurance companies, which generally pay for all or a significant portion of the cost of such rentals.

The Company believes that the insurance replacement business, particularly because of its lower cost base (resulting from the longer average vehicle holding periods and other factors) and longer average rental transaction lengths, represents a significant opportunity for the Company without diluting penetration in its traditional customer base. By leveraging the Company's brand name and systems, H.I.R.E. is well positioned for expansion. H.I.R.E. commenced rental operations in July 1995 and currently operates 50 rental locations in six states, utilizing a total fleet of approximately 2,600 cars. By December 31, 1997, the Company expects that H.I.R.E. will operate through more than 80 locations with approximately 6,000 cars. The Company intends to capitalize on agreements with major insurance carriers which are in the process of being negotiated, and its own sales, technology and marketing expertise to increase its market share.

H.I.R.E. rents cars on a daily, weekend, weekly or monthly basis and derives additional revenues from the sale of loss or collision damage waivers and gasoline payment options. Rates vary at different locations depending on local market conditions and competitive factors. H.I.R.E.'s operations are subject to seasonal fluctuation, with greater activity occurring during the summer months because of heavier driving activity and the winter months because of hazardous driving conditions. H.I.R.E. generally will hold its cars for 18 to 24 months, compared with 5 to 12 months for the Company's domestic car rental business, resulting in lower monthly holding costs. H.I.R.E. operates a fleet of predominantly "at risk" cars and disposes of these cars through the Company's retail sales operations and auctions. See "-- Used Car Sales".

International Operations

At December 31, 1996 the Company, together with its affiliates and licensees, operated in approximately 140 foreign countries and jurisdictions. Outside the United States, and primarily in Europe, the Company operates through approximately 1,450 locations owned by the Company and 2,410 licensee locations, and during 1996, operated a combined peak fleet of approximately 147,000 cars. In general, international operations are conducted similarly to those of the Company in the United States. Although the Company has found it more efficient to conduct a greater proportion of its international operations through licensees as compared to the Company's U.S. operations, it continues to conduct its operations primarily through Company-owned locations in the major European markets. The international car rental operations of the Company that generated the highest volumes of business in 1996 were those conducted in France, Germany, the United Kingdom, Italy, Canada, Spain, Australia and Switzerland. In addition, the Company owns operations in Puerto Rico, St. Thomas, New Zealand, Brazil, Belgium, Denmark, Luxembourg, The Netherlands, Norway and Portugal. The Company believes that, as in the United States, it maintains the leading airport car rental market share in Europe with a 1996 market share of approximately 30% in terms of revenues.

As in the United States, the Company offers Hertz #1 Club Gold service at most major airport locations within Europe, Canada, Australia and New Zealand. The Company's global reservations system allows customers worldwide to book reservations in any of the Company's worldwide markets. Additionally, a local or toll-free telephone number is offered in all major foreign countries which provides access to the Company's global reservations system.

Services Provided

The Company offers a wide array of services to its customers, subject to varying conditions, that provide added value to its core service of renting cars. These services include:


Hertz #1 Club Gold. The Company provides an expedited rental service that permits members of this service to bypass the rental counter, board the Company's bus and proceed directly to a weather-protected Hertz #1 Club Gold canopied area at 38 U.S. airports and Heathrow International Airport in the United Kingdom. Once at the canopied area the member's name appears in lights on an electronic sign board which directs the member to his or her car. At over 600 additional locations, expedited Gold counter service is available where canopied service is not. Since its introduction, Hertz #1 Club Gold has grown to approximately 650 locations in North America, Europe, Australia and New Zealand. As a significant source of business, Hertz #1 Club Gold service provides product differentiation and complements the Company's many other services. The Company has spent approximately $175 million in developing its Hertz #1 Club Gold Service. At December 31, 1996, there were approximately two million active Hertz #1 Club Gold members who accounted for approximately 35% of the Company's U.S. car rental transactions in 1996. Through its many travel industry relationships with airlines and hotels, the Company has targeted the most frequent travelers to become Hertz #1 Club Gold members.


The Hertz #1 Club. As a complimentary service, the Company maintains a computerized profile of customer car rental preferences for its members. By providing their personal Hertz #1 Club identification numbers at the time of reservation, customers can save valuable time at the rental counter.

Global Reservations System. An advanced reservations system allows customers throughout the world to book reservations worldwide where the Company, its affiliates or its licensees maintain operations. In the United States and certain foreign countries, this service is provided toll-free or as a local call. This system permits travel agents and certain airline reservation agents to book reservations directly through their systems. The Company's Internet Website has recently become fully interactive allowing customers to book reservations electronically on their own.

Instant Return. At over 110 of its airport locations in the United States, Europe and Australia, the Company offers customers instant return service. At the point where the car is returned, a Company representative meets the customer at the car, and provides the customer with a final receipt from a hand-held computer terminal.

Rent It Here-Leave It There. The Company and its licensees offer customers in most parts of the world the convenience of leaving a rented car at a Company or licensee location other than the one from which it was rented. Depending upon rental location and distance driven, a drop-off charge or a special inter-city rate may be imposed if the car is not returned to the same location from which it was rented.

Supplemental Equipment. For an additional charge, the Company offers supplemental equipment to complement the rental car. Available equipment includes such items as child seats, ski racks and portable cellular phones. In addition, the Company offers hand control-equipped cars for the physically challenged at no extra charge.

Optional Services. At the time of rental, subject to applicable local law, the Company offers renters the opportunity to purchase optional services such as Loss Damage Waiver (LDW), Collision Damage Waiver (CDW), Liability Insurance Supplement (LIS) and combined Personal Accident Insurance and Personal Effects Coverage (PAI and PEC). These optional services, available for an additional daily fee, provide additional financial protection for renters and their passengers. LDW and CDW waive the renter's responsibility to the Company for loss of or damage to the car while on rental. LIS provides primary liability coverage from an insurance carrier for protection against third party claims, in most cases, up to a $1 million combined single limit. PAI and PEC provide coverage from an insurance carrier for loss of or damage to covered personal effects as well as accidental injury or death benefits to covered persons.

Computerized Driving Directions. At many locations in North America and Europe, state of the art counter terminals offer computerized driving directions to hundreds of area destinations. The unit provides written directions in multiple languages, and also provides a full color map display of the destination area that includes local streets and address information. Currently, a point-to-point enhancement is underway.

Hertz NeverLost. For an additional daily charge at select locations in the United States, the Company offers a state of the art, in-car satellite navigation system, known as "Hertz NeverLost". This on-board computer provides real-time turn-by-turn route guidance that displays the exact location of the car at all times and can calculate the best route to reach any of the thousands of destinations within its database. Easy to read icons along with voice instructions direct customers to their destination. Approximately 7,000 cars are currently equipped with the system.

Emergency Roadside Assistance. The Company maintains a U.S.-based toll-free, 24-hour centralized emergency roadside assistance number staffed with trained professionals whose primary goal is to get the customer back on the road with as little inconvenience as possible. Similar services are offered in selected foreign countries.

Charge Card. In the United States, the Company's charge cards are issued predominantly to business accounts. The Company provides customers with individual invoices for each rental or, if preferred, a monthly statement, providing for payment on receipt. In Europe, the Company's charge cards are issued to individuals and business accounts. Depending on the country, the Company's cards may be in the form of a debit, credit or charge card, providing for payment on receipt or upon extended terms at set interest rates. Currently, there are over 3.7 million charge cards issued worldwide, charges on which accounted for approximately 7% of 1996 sales.

Revenue Management

The Company uses a point-of-sale revenue management program through which counter sales representatives sell car upgrades, supplemental equipment and optional services. This program of identifying and satisfying additional customer requirements enhances the Company's revenues and transaction yields. The Company's counter agents receive additional compensation for sales of these services and products.

Customers

To focus its marketing, sales and pricing functions, the Company divides its customers into two groups, business and leisure. Business customers include large commercial accounts, small business accounts and government authorities. In 1996, business customers generated approximately 51% of the Company's U.S. car rental revenue on 58% of the Company's U.S. car rental transactions. At December 31, 1996, the Company's business customers included 357 of the Fortune 500 companies. The Company was designated as the exclusive supplier of rental cars by 18 of the 40 Fortune 500 companies (or 45%) that named sole suppliers and the primary supplier of rental cars by 149 of the 347 Fortune 500 companies (or 43%) that named a primary/secondary supplier.

Leisure customers, including wholesale tour customers, represent the balance of the Company's U.S. car rental revenues and transactions, or approximately 49% of the Company's U.S. car rental revenue on 42% of the Company's U.S. car rental transactions. Revenue per transaction is higher for leisure rentals as compared to business rentals because leisure rentals are generally for longer periods. The Company's success in the leisure market is the product of its quality of service and the Company's competitive pricing. A significant number of leisure customers are the same customers who rent from the Company on business. Over the last several years, the relative proportion of the Company's revenues from business and leisure customers has remained stable.

In 1996, the Company's business customers generated approximately 52% of the Company's international car rental revenues on 60% of the Company's international car rental transactions. In 1996, the Company's international leisure customers generated approximately 48% of the Company's international car rental revenues on 40% of the Company's international car rental transactions.

Marketing, Sales and Advertising

The Company has a worldwide marketing and sales organization of over 800 people focused on both commercial accounts/group sales and the travel industry, including travel agents as well as a comprehensive program of retail and trade advertising, direct mail and other targeted marketing (such as special rental packages for skiers, golfers, etc.).

The Company's commercial and group sales force has a staff of over 200 throughout the United States to support larger commercial accounts, smaller corporate affiliations, government and group relationships (such as the American Automobile Association, the American Association of Retired Persons, the American Bar Association, the American Medical Association, etc.). In order to provide targeted sales to the travel industry community, the Company has over 60 sales employees and over 100 independent contractors throughout the United States, all of whom service travel agents, airlines, tour wholesalers and related sources of rentals. As a result, the Company has relationships with more than 35 domestic and international airlines and in excess of 500 tour operators. In addition, the Company maintains a comprehensive commission program for travel agents worldwide.

In the United States, the Company markets to leisure customers predominantly through television and radio media advertising and through newspaper and magazine print advertising. Print advertising is primarily rate-related, highlighting leisure destination rates for weekly and weekend rentals.

The Company conducts an active national and international advertising program, the cost of which is supported in part by contributions from the Company's independent licensees. The Company is also a party to a cooperative advertising agreement with Ford pursuant to which Ford shares some of the cost of certain of the Company's advertising programs in the United States and abroad that feature the Ford name or products. See "Relationship with Ford -- Joint Advertising Agreement". The advertising programs also involve cooperative advertising arrangements with airlines, hotels and others in the travel industry.

During the five-year period ended December 31, 1996, the Company's total advertising and related expenditures (almost all of which were related to car rental operations) and the sources contributing thereto were approximately as follows:

                                          --------------------------------------------------------
DOLLARS IN THOUSANDS                        1996        1995        1994        1993        1992
PAID BY                                   --------    --------    --------    --------    --------
The Company and Subsidiaries..........    $148,034    $134,487    $133,600    $101,281    $104,757
Ford..................................      45,459      44,112      41,994      40,259      35,692
Licensees.............................       8,454       8,740       8,800       8,154       7,285
                                          --------    --------    --------    --------    --------
     Total............................    $201,947    $187,339    $184,394    $149,694    $147,734
                                          ========    ========    ========    ========    ========

In addition, licensees spend additional amounts for local advertising and sales promotions that feature the "Hertz" name.

Quality Assurance

The Company believes that quality of service is of critical importance to customer satisfaction and brand loyalty. Accordingly, the Company places a high priority on monitoring and evaluating customer satisfaction through a series of rating systems and management reporting. Customer feedback received through comment cards, customer letters and telephone calls is reported, coded, tabulated and evaluated. These reports highlight repetitive problem areas and help to identify the underlying causes that ultimately result in corrective actions being taken.

The Company's locations receive periodic, unannounced inspections by an internal team of experienced service quality auditors. The results of these extensive examinations are tabulated and quality ratings are assigned. These reports receive significant management attention.

The Company screens and evaluates telephone calls at each of the Company's toll-free numbers to monitor the quality of customer service. This information is utilized to improve the quality at the Company's global reservations centers. Periodic focus groups are also utilized to determine and track customer perceptions toward the Company's services and pricing compared with its competition.

The Company's procedures call for each rental car to undergo a quality control check prior to each rental. These procedures ensure that customers receive clean, quality cars that meet the Company's high safety and quality standards.

In independent research conducted for the Company, among U.S. car rental customers over the last three years, the Company has been ranked best overall car rental company by a significant margin. In addition, the Company has received numerous awards and designations from independent third parties. Among others, the Company received the following awards in each of the last three years: Conde Nast Traveler -- "Readers' Choice Award"; TTG World Travel Awards -- "World's Leading Car Rental Company"; Business Traveler Award -- "Best Car Rental Company"; TTG Europa Travel Award (International) -- "Top Car Rental Company"; and Asia Pacific Award (awarded by TTG Asia and PTN Asia Pacific) -- "Best Car Rental Company in Asia Pacific".

Car Acquisition

The Company believes it is the largest single private purchaser of new cars in the world, acquiring approximately 300,000 cars in the United States and a total of 500,000 cars worldwide during the 1996 model year. Consequently, the acquisition and disposition of cars are important activities for the Company and have a significant impact on profitability. The Company acquires, subject to availability, a majority of its cars pursuant to various fleet repurchase programs established by automobile manufacturers. Under these programs, automobile manufacturers agree to repurchase cars at a specified price during established repurchase periods, subject to certain car condition and mileage requirements. Repurchase prices under the repurchase programs are based on either (i) a predetermined percentage of original car cost and the month in which the car is returned or (ii) the original capitalization cost less a set daily depreciation amount. These repurchase programs limit the Company's residual risk with respect to cars purchased under the programs. For this reason, cars purchased by car rental companies under repurchase programs are sometimes referred to by industry participants as "non-risk" cars. Conversely, those cars not purchased under repurchase programs for which the car rental company is exposed to residual risk are sometimes referred to as "at risk" cars. During 1996, non-risk cars as a percentage of all cars operated by the Company's U.S. and international operations were approximately 91% and 85%, respectively. The Company expects the percentage of "non-risk" cars in its rental fleet to decrease due primarily to anticipated changes in the terms to be offered by automobile manufacturers under repurchase programs. The Company believes such terms will encourage the Company to purchase a larger proportion of "at risk" cars. For a discussion of the risks associated with this trend, see "Risk Factors -- Risks Related to Decreased Acquisition or Disposition of Cars Through Repurchase Programs".

The holding period for the Company's rental cars ranges from 5 to 12 months. The Company's flexibility to adjust the holding period for cars, particularly under repurchase programs with automobile manufacturers, enables the Company to adjust its fleet size up or down relatively quickly in response to changing market conditions. At December 31, 1996, the average age of rental cars in the Company's fleet was 7 months.

Over the five years ended December 31, 1996, on a weighted average basis, approximately 68% of the cars acquired by the Company for its U.S. car rental fleet, and approximately 34% of the cars acquired by the Company for its international fleet, were manufactured by Ford. During 1996, approximately 64% of the cars acquired by the Company domestically were manufactured by Ford, 5% were manufactured by General Motors Corporation, 5% were manufactured by Chrysler Corporation and the remainder were manufactured by various Japanese, Korean and European manufacturers. The percentage of Ford cars acquired by the Company for its U.S. car rental fleet is expected to remain at these or higher levels in the future. See Note 7 to the Notes to the Company's consolidated financial statements included in this Prospectus. In its foreign operations, the Company utilizes cars manufactured abroad by subsidiaries of Ford and by other manufacturers. In 1996, approximately 28% of the cars acquired by the Company for its international fleet were manufactured by Ford, which represented the largest percentage of any automobile manufacturer in that year. Negotiations with automobile manufacturers include determination of the initial purchase price of the car and establishment of the payment terms. New car repurchase programs or residual value guarantees, approval for using the Company's facilities for warranty repairs, as well as the establishment of cooperative advertising and promotion programs also are negotiated with the manufacturers. See "Relationship with Ford -- Car Supply Agreement".


Purchases of cars are financed through funds provided from operations and by active and ongoing global borrowing programs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources".

Used Car Sales

The Company disposes of "at risk" cars as well as those "non-risk" cars that are not returned to the manufacturer through auctions, 41 domestic retail car sales locations and, in Europe, through wholesale operations. Upon the sale of a car, the difference between the net proceeds from sale and the remaining book value is recorded as an adjustment to depreciation in the period when sold. See Note 7 of the Notes to the Company's consolidated financial statements included in this Prospectus.

In connection with its expectation that the percentage of "at risk" cars in its rental fleet will increase, the Company expects to expand its domestic retail network by approximately 44% (or 18 locations) during 1997. The Company also plans to open up to three large-scale retail sales locations in the fourth quarter of 1997, at each of which the Company expects to sell 2,500 to 3,500 units annually, compared with the current average individual location volume of over 400 units per year.

In expanding its retail used car sales operations, the Company intends to leverage the "Hertz" brand name and its reputation for innovation, customer service and vehicle maintenance. Key elements of the Company's retail expansion plan, which the Company has successfully employed in the past, include no-haggle pricing and providing a complete maintenance history for each car. Specifically tailored strategic information systems provide for timely and highly centralized control of car inventories and pricing. Generally, cars sold by the Company continue to be covered by the manufacturer's warranty. The Company provides a 12 month/12,000 mile powertrain warranty from time of sale for no additional charge and various comprehensive warranties covering all major components for additional charges.

Licensees

While the Company believes that its extensive worldwide ownership of its operations provides an important competitive advantage, the Company has found it more efficient to operate through licensees in certain markets. As of December 31, 1996, the Company's licensees operated from approximately 3,200 locations worldwide. The Company believes that its licensee arrangements are important to the Company's business because they enable the Company to offer expanded national and international service and a broader Rent It Here-Leave It There program. The Company's wholly-owned subsidiaries, Hertz System, Inc. ("System") and Hertz International, Ltd. ("International"), issue licenses under franchise arrangements to independent licensees and affiliates who are engaged in the car renting business in the United States and in many foreign countries and jurisdictions.

Licensees generally pay fees based on the number of cars they operate and/or on revenues. The operations of all licensees, including the purchase and ownership of vehicles, are financed independently by the licensee with the Company having no investment interest in the licensee (except for two foreign licensees) or in the licensee's fleet. Licensees also share in the cost of the Company's advertising program, reservations system, sales force and certain other services. In return, licensees are provided with the use of the "Hertz" brand name, management and administrative assistance, training, the availability of the Company's charge cards, The Hertz #1 Club, reservations service, the Rent It Here-Leave It There program and other services. System, which owns the Company's service marks and trademarks and certain proprietary know-how used by licensees, establishes the uniform standards and procedures under which all such licensees operate.

System licenses ordinarily are limited as to transferability without the Company's consent and are terminable by the Company only for cause or after a fixed term. Licensees may generally terminate for any reason on 90 days notice to System. Initial license fees or the price for the sale to a licensee of a corporate location may be payable over a term of several years. New licenses continue to be issued, and, from time to time, licensee businesses are purchased by the Company.

In 1988, the Company sold its 50% interest in Hertz Penske Truck Leasing, Inc., which has been succeeded by Penske Truck Leasing Co., L.P., ("Penske"), and entered into a license agreement under which Penske has the right, as a licensee of the Company, to conduct a one-way truck rental business

(including trailers) using the "Hertz" name for a 10 year period ending in 1998. With certain exclusions the license agreement covers the entire United States.

Car Leasing

Hertz owns 100% of its car leasing operations in Australia, New Zealand and Brazil. Leases are generally closed-end where the Company is subject to risk with respect to the market value of cars at the time of disposition.


Effective January 1, 1995, the Company sold its European car leasing and car dealership operations to Hertz Leasing International, Inc., an indirect, wholly-owned subsidiary of Ford ("HLI"), at an amount equal to its book value of approximately $61 million. As part of the transaction and for additional consideration payable over five years, Ford received the worldwide rights (subject to certain existing license rights and excluding Australia, New Zealand and Brazil) to use and sublicense others to use the Hertz name in the conduct of car leasing businesses (i.e., rentals having terms of one year or longer). Prior to completion of the Offerings, Ford will transfer back to the Company, subject to a transition period of not less than one year, the right to use the "Hertz" name in the conduct of the car leasing business, but will continue to make payments in respect of its previous obligation. See Note 5 to the Notes to the Company's consolidated financial statements included in this Prospectus. Following such transfer, the Company intends to expand its car leasing business.


INDUSTRIAL AND CONSTRUCTION EQUIPMENT RENTAL OPERATIONS

Industry Overview

Through its wholly-owned subsidiary, HERC, the Company operates what it believes to be the largest industrial and construction equipment rental business in the United States. The equipment rental industry serves a wide variety of industrial, construction and homeowner customers. The Company estimates that 1995 annual revenues for the U.S. equipment rental industry were $15 billion.

The equipment rental industry is highly fragmented and consists of a large number of small, independent businesses serving local markets. The Company believes that there are over 7,000 equipment rental operators in the United States with approximately 12,000 locations. According to the Rental Equipment Register, only 23 of the top 100 equipment rental firms in the United States had rental revenues in excess of $25 million in 1995. Management believes the equipment rental industry in the United States offers substantial consolidation opportunities for large, well-capitalized companies such as HERC. Relative to small regional competitors, large multi-regional operators such as the Company benefit from several competitive advantages, including access to capital, the ability to offer a broad range of modern equipment, purchasing power with equipment suppliers, sophisticated management information systems, national brand identity and the ability to service national accounts. In addition, multi-regional operators are less sensitive to local economic downturns.

Renting has become a more attractive alternative for companies to meet their equipment needs. Customers are replacing fixed costs inherent in purchasing equipment with variable costs by renting and achieving greater operating flexibility and improved productivity of capital. Because of the significant capital investments required to purchase heavy equipment, the shift to renting has been particularly pronounced in the heavy equipment categories in which HERC specializes. Changes under the Tax Reform Act of 1986, such as repeal of the investment tax credit and the requirement for longer depreciable lives for tax purposes, have also made renting more attractive to customers.

Products and Services Offered

Industrial and construction equipment rental represents HERC's principal service offered. HERC rents over 150 types of equipment, major categories of which include earth moving equipment, materials handling equipment, aerial and electrical equipment, air compressors, compaction equipment and construction-related trucks. Earth moving, materials handling and aerial equipment accounted for 72%
of HERC's net fleet investment at December 31, 1996. HERC's more than 33,000 pieces of rental equipment have a weighted average age of 19.7 months and an original investment cost of approximately $908 million at December 31, 1996. The Company believes that HERC's fleet is the largest, youngest and best maintained in the industry.

HERC is one of the largest sellers of used industrial and construction equipment in the United States. It has developed an extensive used equipment sales program that disposed of equipment having an original cost of over $140 million in 1996. HERC has a dedicated used equipment sales force and, in addition, has developed an export market through its overseas contacts. Additionally, HERC has in the past and may, from time to time in the future, employ a broker network in the United States to dispose of its used equipment.

HERC's comprehensive line of equipment enables HERC to be a single source for its customers' equipment needs. Certain customers are beginning, however, to require a single source not only for equipment rental but also for supplies and maintenance operations. In response to this trend, HERC anticipates entering the market for supplies and maintenance operations in 1997 through selected acquisitions or otherwise.

The Company believes that HERC's superior customer service differentiates it from its competitors. HERC also offers the following additional services:

          - National network of branches to meet local demand and timely delivery

          - Customer driven performance system to monitor customer service

          - Customized management information system reports

          - 24 hour service for industrial accounts

          - Customer safety training programs

          - In-house and field maintenance by factory trained mechanics

Facilities


HERC currently operates 120 equipment rental branches ("branches"), 115 of which are located in the United States across 31 states, and five of which are located in France and Spain.



The following table shows the number of HERC branches over the five years ended December 31, 1996:


                                                                ------------------------------------
                                                                1996    1995    1994    1993    1992
                                                                ----    ----    ----    ----    ----
Beginning locations.........................................    104      95      85      89      93
New openings................................................     17       9      11     --        2
Locations closed............................................     (1)    --       (1)     (4)     (6)
                                                                ---     ---      --      --      --
Ending locations............................................    120     104      95      85      89
                                                                ===     ===      ==      ==      ==

HERC's rental locations are generally situated in industrial or commercial zones. The average location is two acres in size and includes a customer service center, an equipment service area and storage facilities for equipment. The branches are built or conformed to the specifications of the HERC prototype branch which stresses efficiency, safety and environmental compliance. Each branch has stand-alone maintenance and fueling facilities and showrooms. Of the 120 present locations, 89 are leased from third parties and 31 are owned.

Customers

HERC's customers consist predominantly of commercial accounts and represent a wide variety of industries, such as railroad, automobile manufacturing, petrochemicals, movie production, ship building and construction. Serving a number of different industries enables HERC to reduce its dependence on a single or limited number of customers in the same business. HERC has over 58,000 customers, and in

1996 no single customer of HERC accounted for more than 3% of its revenues. HERC primarily targets large customers in medium to large metropolitan markets.

HERC has sought over the past several years to diversify and stabilize its revenue mix by reducing the portion of its revenues which are derived from customers which operate in the more cyclical construction industry. The following table shows the percentage of HERC revenues derived from different types of customers in 1996 and 1990:

                                                                ------------
                                                                1996    1990
                                                                ----    ----
Construction................................................     46%     57%
Industrial..................................................     34      27
Government..................................................      4       5
Other.......................................................     16      11
                                                                ---     ---
     Total..................................................    100%    100%
                                                                ===     ===

HERC operations in the United States are organized and managed in eight geographic regions. During each of the five years ended December 31, 1996, no single geographic region accounted for more than 20% of HERC's revenues. This geographic diversification means HERC is better positioned to withstand a regional recession than its local or regional competitors who, the Company believes, are highly dependent on the economic condition of a single region.

The table below sets forth the percentage of HERC's revenues derived from each of HERC's operating regions for the year ended December 31, 1996.

                                                                ----------
                           REGION                               PERCENTAGE
                           ------                               ----------
Southeast...................................................        20%
Western.....................................................        14
Northeast...................................................        13
Northwest...................................................        13
Florida.....................................................        12
Southwest...................................................        12
Midwest.....................................................        11
Northcentral................................................         5
                                                                   ---
  Total.....................................................       100%
                                                                   ===

Sales and Marketing

HERC focuses its major sales and marketing strategy on large local and multi-regional users of industrial and construction equipment. The strategy is led by a national accounts sales organization consisting of 15 people and is backed by a field sales force of 340 highly trained sales professionals. Each branch has its own dedicated sales force.

HERC's national account program began in 1983 and has over 1,700 national account agreements with major regional and national companies. Revenues from national accounts have grown at a 25.6% compound annual rate from $11 million in 1984, the first full year of the national accounts program, to $170 million in 1996, representing 43% of HERC's 1996 revenues.

HERC's national sales force effectively emphasizes HERC's strengths such as its geographically diverse system of branches and the size, consistency and quality of HERC's fleet. HERC reaches its smaller accounts through a local sales force. The Company believes that the combination of HERC's professional sales force, high quality fleet and the ability to transfer equipment from various locations to satisfy local demands provides a competitive advantage.

Information Systems

The Company believes that HERC uses the most sophisticated information systems in the equipment rental industry and that HERC has benefitted substantially from the Company's investment in strategic information systems used by the car rental business.

Using techniques substantially the same as those employed in the Company's car rental operations, HERC uses its information systems, which link its various rental locations, to enhance profitability by allowing centralized management control of each piece of equipment in the rental fleet, monitoring demand by location to assist in maintaining high utilization and managing the acquisition and disposition of equipment.

Equipment Maintenance

Each HERC facility performs its own preventive maintenance. Centralized computer programs link all HERC facilities to monitor on-time preventive maintenance as well as annual American National Standard Institute and Department of Transportation inspections. This process is designed to ensure peak equipment performance and availability, and reduces the need for major repairs, resulting in approximately 99% of HERC's fleet being rented or available for rental at any time. Other automated programs track mandatory safety and service modifications and equipment deadlines. HERC has developed comprehensive in-house warranty programs to repair equipment on behalf of manufacturers and is eligible to receive reimbursement for such work.

Equipment Acquisition

Equipment purchasing is centralized to leverage and maintain what the Company believes is the lowest average fleet costs within the equipment rental industry. The Company believes that HERC is the largest single buyer of industrial and construction equipment within the equipment rental industry. During 1996, HERC made $378.4 million of rental equipment acquisitions and other capital expenditures.

HERC selectively buys its equipment from vendors with reputations for high product quality, reliability and significant market share. Some of HERC's leading suppliers include Case Corporation, Lull Industries, Inc, the Gradall Co., Deere & Company (John Deere equipment), Ingersoll-Rand Company, JLG Industries, Inc. and Ford.

Centralized purchasing has allowed HERC to standardize its fleet specifications by model and geographic needs, allowing for economies of scale. HERC has developed a fully automated fleet planning and purchasing process that streamlines and expedites fleet orders.

The Company believes that HERC's fleet age is a major competitive advantage and assures customer satisfaction with equipment as well as lower maintenance costs. Through aggressive used equipment sales, the Company has been able to maintain an average fleet age of 19.7 months.


The Company is generally "at risk" with respect to all the equipment used in its industrial and construction equipment rental operations.


Fleet Disposal

The Company believes that HERC is the largest distributor of used industrial and construction equipment in the United States and has established itself as a highly reliable supplier of used equipment. In 1996, HERC disposed of equipment having an original cost of over $140 million. All used equipment is sold directly from branch locations.

Pricing for used HERC equipment has been centralized. Relationships with major equipment brokers and wholesalers allow HERC to trim fleet levels and mix to improve utilization. HERC publishes The Source magazine two to three times per year and distributes it nationally to over 40,000 customers and prospects. This full color publication advertises price, model, year and location of used equipment for sale. The Company also prints a Spanish version.

This overall used equipment strategy has allowed HERC to maintain what it believes to be the youngest fleet in the industry by selling off assets that are between 24 and 60 months old on average. With a younger fleet, HERC has significantly reduced its maintenance and repair costs which are largely covered by manufacturer warranties. The Company has been able to exploit its significant presence in the U.S. market for sales of used industrial and construction equipment, to actively manage its fleet size and, in particular, to reduce fleet levels during typical seasonal downturns.

STRATEGIC INFORMATION SYSTEMS

Centralized control, achieved through the use of the Company's strategic systems technology, of major business processes such as reservations, rate structures and fleet control provides the disciplined environment in which the Company can deliver consistent quality service at its car rental and equipment rental operations. The Company has over 3,900 MIPS (millions of instructions per second) of computing power and over four Terabytes (trillion characters) of online data storage to run its global reservations, point-of-sale, administrative and financial systems. The Company maintains real-time communications with its many locations by means of what it believes is the largest private data network in the industry.

In 1991, the Company began centralizing its worldwide information technology resources in Oklahoma City, Oklahoma. This project, which is expected to be completed by 1999, is expected to allow the Company to gain efficiencies in support and development and to continue improving productivity and cost effectiveness.

Global Reservations System


The Company's global reservations system operates through real-time, on-line centers on five continents. Direct access with other computerized reservations systems allows real-time processing for travel agents and corporate travel departments. Company rental locations worldwide depend upon the global reservations system to provide information critical to fleet and personnel planning, rate management and the timely computerized delivery of reservations. Customer information captured and made available in the reservations process support such premium services as Hertz #1 Club Gold.


The Company's reservations system annually handles approximately 40 million incoming calls, during which customers inquire about locations, rates and availability, and place or modify reservations. In addition, millions of inquiries and reservations come to the Company through travel agents and travel industry partners. The Company maintains and continually monitors quality standards for accuracy and consistency in the reservations process. Regardless of where in the world the customer may be, the Company's reservations system is designed to ensure that availability of cars, rates and personal profile information is reliably applied and that correct information is delivered at the proper time to the customer's rental destination.

The Company expects to complete its transition to a state of the art, client-server based reservations system at its Oklahoma City reservations center in the second quarter of 1997. This new system is expected to allow for greater accuracy and speed in processing reservations, thereby improving customer service. The client-server architecture minimizes the need for additional computer equipment as the demands of the business grow. Additionally, the design of the new system is expected to be more flexible, facilitating rapid response to changing market demands.

The Company also is in the process of consolidating individual European reservations centers into a single facility in Ireland. As a result, the Company expects to realize substantial cost savings, while providing uniformly high service levels. Currently, the European and domestic reservations systems are linked, providing for global reservation capabilities.

Yield Management System

Yield management affords the opportunity to achieve greater returns from a fixed number of assets. The Company's yield management system is designed to optimize revenue through controlling, simultaneously, the availability of various rates as well as the availability of cars. The system monitors the flow of demand over time on a location by location basis, in order to supply a sufficient number of cars at those times when available rates are high.

Enhancements to the yield management system are produced on an ongoing basis. The Company is currently developing a car distribution optimization program, which is expected to be fully integrated with the yield management system, and anticipates that this program will be made available throughout the Company's major locations in the United States by 1998. This enhancement is expected to facilitate the distribution of cars among rental locations within a regional area to take maximum advantage of demand and price opportunities over a period of time.

In the Company's European operations, the yield management system is expected to be introduced with modifications appropriate to those markets.

Competitive Rate Detection

The Company recognizes that it is essential to respond promptly to pricing changes in the marketplace. The ability to respond rests on the ability to detect pricing changes when they occur. The Company believes it has the most sophisticated competitive price detection software in the industry. Developed internally and using global distribution systems (such as United Airlines' Apollo system and American Airlines' Sabre system) for its source of information, competitors' rates are electronically canvassed nightly. "Scouting" routines are used to identify future rates in the marketplace. If rate changes are detected, they result in more in-depth canvassing, as appropriate. The benefit of this system is to provide enhanced awareness of competitive rate changes far more frequently, and for a greater number of locations and time periods, than would otherwise be available.

Internationally, canvassing is generally done manually, due to the limited information available concerning competitors in the global distribution systems. However, the Company's European operations have in place a reporting system which, while dependent on manual input, parallels the information available in the United States.

Cost Allocation Model

The Company's cost allocation model supports the Company's objective that all segments of its businesses must provide contributions above a strategically set threshold. Contribution per rental day is determined by location, business segment and car and equipment category by using data from the financial management system, the fleet accounting system, the marketing database and the yield management process. Additional models, based on this core cost allocation model, allow the sales department to determine the profitability of customer accounts by rental location.

To support the Company's European operations, a comparable cost allocation model is used to reflect the individual operating environments of the respective countries and to manage profitability.

Disaster Recovery; Year 2000 Date Conversion

The Company's systems disaster recovery planning is a comprehensive, ongoing process which is updated as products are developed, tested and modified. Disaster recovery for reservations, financial and other strategic systems is provided at alternative locations serviced by third parties or at Company maintained facilities.

In 1997, the Company will commence, for all of its systems, a year 2000 date conversion project to address all necessary code changes, testing and implementation. Project completion is planned for the middle of 1999 at an estimated total cost of approximately $15 million. The Company expects its year

2000 date conversion project to be completed on a timely basis. However, there can be no assurance that the systems of other companies on which the Company's systems rely also will be timely converted or that any such failure to convert by another company would not have an adverse effect on the Company's systems.

OTHER OPERATIONS OF THE COMPANY

Claim Management

The Company's wholly-owned subsidiary, Hertz Claim Management Corporation, provides claim administration services to the Company and to numerous customers. These services include investigating, evaluating, negotiating and disposing of a wide variety of claims, including third-party, first-party, bodily injury, property damage, general liability and product liability, but not the underwriting of risks. Prior to March 1, 1996, the Company, through a subsidiary, also administered for the Company's operations and others, workers' compensation and medical, dental and other employee health benefit claims. That subsidiary, renamed HCM Claim Management Corporation, was sold at a profit to an investor group during 1996. However, Hertz Claim Management Corporation continues to administer liability claims for the Company and for outside clients.

Telecommunications

In 1991, the Company began purchasing and reselling telecommunications services through its subsidiary, Hertz Technologies, Inc. ("HTI"). HTI takes advantage of the Company's negotiated rates with its telecommunications carriers to market custom designed rate packages and services to small and medium size businesses throughout the United States. Available services include call detail and management reports, inbound/outbound call packages and travel calling card services that include voice mail and fax options.

The knowledge of competitive telecommunications services gained from developing a leading management information system for the Company's car rental operations has resulted in significant savings to the Company. Due to the nature of the telecommunications business, there is very little overhead or capital investment required. Services are sold through independent sales agents and other groups. HTI provides its services from Oklahoma City, Oklahoma.

SELF INSURANCE

For its domestic operations, the Company is, where permitted by applicable local law, a qualified self insurer against liability resulting from accidents under certificates of self insurance for financial responsibility in all states where its cars are registered. The Company also self insures general public liability and property damage for all domestic operations. Since July 1, 1987, all claims have been retained and borne by the Company up to a limit of $5 million for each occurrence, and the Company has maintained insurance with unaffiliated carriers in excess of $5 million up to $450 million per occurrence. Hertz Claim Management Corporation, a wholly-owned subsidiary of the Company, administers this public liability and property damage program through a network of eight regional offices throughout the United States.

For its international operations, the Company purchases insurance to comply with local legal requirements. From January 1, 1993 through December 31, 1996, vehicle liability insurance purchased locally from unaffiliated carriers by Company-owned operations in Europe was reinsured by Hertz International RE Limited, a wholly-owned subsidiary of the Company operating as a reinsurer in Dublin, Ireland. Hertz International RE Limited is responsible for the first $1.5 million of motor vehicle liability for each accident during this period, with excess liability insurance coverage maintained by the Company with unaffiliated carriers. Effective January 1, 1997, the Company replaced the unaffiliated carrier that was the fronted insurer for claims up to $1.5 million by establishing a wholly-owned subsidiary, Probus Insurance Company Europe Limited ("Probus"), a direct writer domiciled in Dublin, Ireland. Probus now underwrites the Company's Pan-European motor vehicle liability program (except in Switzerland and Denmark) up to $1.5 million per occurrence. Excess coverage for claims that exceed $1.5 million per occurrence continue to be maintained with unaffiliated carriers. In the Company's international operations other than Europe, the Company is self-insured at various amounts up to $100,000 per occurrence, and maintains excess liability insurance coverage up to $450 million per occurrence with unaffiliated carriers.

Provisions for public liability and property damage on self-insured domestic claims and reinsured foreign claims are made by charges to expense based upon evaluations of estimated ultimate liabilities on reported and unreported claims. At December 31, 1996, this liability was estimated at $321 million for combined domestic and foreign operations.

Ordinarily, collision damage costs and the costs of stolen or unaccounted for cars are carried on a self-insured basis, with such costs being charged to expense as incurred.

HERC generally requires its customers to provide their own liability insurance on rented equipment with HERC held harmless under various agreements.


Other types of insurance usually carried by business organizations, such as workers' compensation, (i.e., on a fronted basis up to $5 million per occurrence) property (including boiler and machinery and business interruption), commercial crime and fidelity, performance bonds and director's and officer's liability insurance, are purchased from various insurance companies in amounts deemed adequate by the Company for the respective hazards. The Company and its directors and officers participate as additional insureds in certain insurance policies maintained by Ford. See "Relationship with Ford".


COMPETITION


The markets in which the Company operates are highly competitive. In any given location, the Company may encounter competition from national, regional and local companies. In the United States, the Company's principal competitors in the business car rental market are Avis and National, and in the leisure market, the Company's principal competitor is Alamo. In Europe, the Company's principal competitors in the car rental market are Avis Europe plc, Europcar and, operating principally through licensees, Budget. The Company competes primarily on the basis of customer service and price. In addition, the Company believes extensive worldwide ownership of its operations and its access to the global capital markets provide it with an advantage over its competitors.



The Company, through H.I.R.E., intends to expand its presence in the insurance replacement market in the United States where Enterprise is currently the dominant participant.


The Company believes that HERC is the largest equipment rental company in the United States. HERC's competitors range from large national companies such as U.S. Rentals, BET Plant Services and Prime Equipment to small regional businesses. HERC's competitive success is, in part, due to its state of the art systems for monitoring, controlling and developing its branch network, its capacity to maintain a comprehensive rental fleet and its established national accounts program.

The Company believes that price is one of the primary competitive factors in the car and industrial and construction equipment rental markets. Competitors of the Company, many of which have access to substantial capital, may seek to compete aggressively on the basis of pricing. To the extent that the Company matches downward competitor pricing, it could have an adverse impact on the Company's results of operations. To the extent that the Company is not willing to match competitor pricing, it could also have an adverse impact on the Company's results of operations as the Company may lose market share.

EMPLOYEES

On December 31, 1996, the Company employed approximately 21,000 persons in its domestic and foreign operations. Labor contracts covering the terms of employment of approximately 5,400 employees in the United States are presently in effect under 167 active contracts with local unions, affiliated primarily with the International Brotherhood of Teamsters and the International Association of Machinists (AFL-CIO). Labor contracts which cover approximately 1,500 of these employees will expire during 1997. Employee benefits in effect include group life insurance, hospitalization and surgical insurance, pension plans, and an income savings plan. Overseas employees are covered by a wide variety of union contracts and governmental regulations affecting, among other things, compensation, job retention rights and pensions. The Company has had no material work stoppage as a result of labor problems during the last 10 years. The Company believes its labor relations to be good.

In addition to the employees referred to above, the Company employs a substantial number of temporary workers, and engages outside services, as is customary in the industry principally for the non-revenue movement of the rental fleet between locations.

LEGAL PROCEEDINGS

In July 1996, the Company was sued in Harris County, Texas District Court in a purported class action in which the plaintiff alleges that the Company's practice of providing certain insurance products violates the Texas Insurance Code because the Company did not obtain approval to sell insurance or obtain regulatory approval of the premiums it charges. The complaint seeks restitution of excessive premiums, equitable rescission of all insurance contracts entered into by the class members, a declaratory judgment that the Company is selling insurance illegally in Texas and injunctive relief. Currently the action is in its preliminary stages and the class has not been certified. While it is possible that the action could result in significant liability to the Company, the Company does not expect the action to have a material adverse effect on the Company's consolidated financial position or results of operations. For a discussion of a related inquiry by the Texas Department of Insurance, see "-- Governmental Regulation and Environmental Matters".


The Company is involved in a legal proceeding through which the Company is challenging the legality of a New York City ordinance that would prohibit the Company's practice of assessing higher rental rates for renters who reside in certain New York City boroughs. See "-- Government Regulation and Environmental Matters".


In addition to the foregoing, various legal actions, claims and governmental inquiries and proceedings are pending or may be instituted or asserted in the future against the Company and its subsidiaries. Litigation is subject to many uncertainties, and the outcome of the individual litigated matters is not predictable with assurance. It is possible that certain of the actions, claims, inquiries or proceedings, including those discussed above, could be decided unfavorably to the Company or the subsidiary involved. Although the amount of liability with respect to these matters cannot be ascertained, potential liability in excess of related accruals is not expected to materially affect the consolidated financial position or results of operations of the Company.

GOVERNMENTAL REGULATION AND ENVIRONMENTAL MATTERS

Throughout the world, the Company is subject to numerous types of governmental controls, including those relating to price regulation and advertising, currency controls, labor matters, charge card operations, environmental protection, used car sales and franchising.

The Company's operations, as well as those of its competitors, could be affected by any limitation in the fuel supply or by any imposition of mandatory allocation or rationing regulations. In the event of a severe disruption of fuel supplies, the operations of all car and industrial and construction equipment renting and leasing companies could be adversely affected. Historically, there has been no disruption of operations resulting from lack of fuel availability.


Since 1992, in the Company's New York region (which includes parts of New Jersey and Connecticut), the Company has been assessing higher rental rates for renters who reside in the New York City boroughs of the Bronx, Brooklyn or Queens to offset costs resulting from a higher incidence of accidents involving renters residing in such boroughs. The City of New York passed an ordinance prohibiting such pricing practice. The Company filed suit against The City of New York claiming that such ordinance was in violation of federal anti-trust laws. The Company's claim was rejected in U.S. District Court, and the Company appealed to the U.S. Court of Appeals for the Second Circuit. That Court remanded the proceeding to the U.S. District Court for trial. Pending the outcome of the action in the U.S. District Court, the Court has stayed the ordinance, permitting the Company to continue its pricing practice. If the Company is ultimately unsuccessful in challenging the ordinance, the Company believes it could take actions to mitigate the higher costs that would be experienced from such rentals. Accordingly, the Company believes that an adverse outcome would not have a material adverse effect on the Company's consolidated financial position or results of operations.

The Texas Department of Insurance (the "TDI") is currently reviewing the Company's practice of offering certain insurance products underwritten by unaffiliated third parties to car rental customers in Texas. Among other things, the TDI is considering whether the Company's counter sales representatives in Texas should be licensed to sell insurance. While the Company does not believe that the enrollment of customers in such policies requires that representatives be licensed to sell insurance, the Company is unable to predict what determination the TDI will make or what action, if any, it will take. The Company does not believe, however, that the outcome of this matter will have a material adverse effect on the Company's consolidated financial position or results of operations.

The environmental legal and regulatory requirements applicable to the Company's operations pertain to (i) the operation of automobiles, trucks and other vehicles such as heavy equipment and buses; (ii) the ownership and operation of tanks for the storage of petroleum products, including gasoline, diesel fuel and used oil; and (iii) the generation, storage, transportation and disposal of waste materials, including used oil, car wash sludge and waste water. The Company has made, and will continue to make, expenditures to comply with environmental laws and regulations.

The use of automobiles and other vehicles is subject to various governmental requirements designed to limit environmental damage, including that caused by emissions and noise. Generally, these requirements are met by the manufacturer except, on occasion, equipment failure requiring repair by the Company. Measures are being taken at certain locations in states that require the installation of Stage II Vapor Recovery equipment to reduce the loss of vapor during the fueling process.

The Company operates approximately 500 underground tanks nationwide to store petroleum products, and the Company believes its tanks are maintained in material compliance with environmental regulations, including federal and state financial responsibility requirements for corrective action and third party claims due to releases. The Company has established a compliance program for its tanks to ensure that (i) the tanks are properly registered with the state in which the tanks are located; and (ii) the tanks have been either upgraded or replaced to meet federal and state leak detection and spill, overfill and corrosion protection requirements. The Company anticipates spending approximately $2.9 million in 1997 and approximately $1 million in 1998 to complete the registration and upgrade or replacement of such tanks.

The Company is also incurring and providing for expenses for the cleanup of contamination from fuel discharges at its owned and leased properties, as well as contamination at other locations at which the Company's wastes have reportedly been identified. With respect to cleanup expenditures for fuel discharges at the Company's owned or leased properties, the Company has received reimbursement, in whole or in part, from certain states that maintain underground storage tank petroleum cleanup funds. Such funds have been established to assist tank owners in the payment of cleanup costs associated with releases from registered tanks. The Company expects to continue to receive reimbursement for cleanup costs incurred due to releases from certain of its tanks. With respect to off-site locations at which the Company's wastes have reportedly been identified, the Company has been and continues to be required to contribute to cleanup costs due to strict joint and several cleanup liability under federal and state statutes for companies that send wastes to such off-site locations for disposal. The Company has recovered a substantial amount of such costs incurred through settlements with its insurance carriers.

Environmental legislation and regulations and related administrative policies have changed rapidly in recent years. There is a risk that governmental environmental requirements, or enforcement thereof, may become more stringent in the future and that the Company may be subject to legal proceedings brought by government agencies or private parties with respect to environmental matters. In addition, with respect to cleanup of contamination, additional locations at which wastes generated by the Company may have been released or disposed, and of which the Company is currently unaware, may in the future become the subject of cleanup for which the Company may be liable, in whole or part. Accordingly, while the Company believes that it is in substantial compliance with applicable requirements of environmental laws, there can be no assurance that the Company's future environmental liabilities will not be material to the Company's consolidated financial position or results of operations.


PROPERTIES

As of December 31, 1996, the Company's owned operations were carried on at 2,328 locations worldwide, including rental and sales offices, car sales locations and service facilities located on or near airports and in central business districts in major U.S. cities and suburban areas. Most of such premises are leased, except for 115 that are owned in fee. The Company has various concession agreements with governmental authorities charged with the operation of airports under arrangements generally providing for payment of rents and a percentage of revenues with a guaranteed annual minimum fee. See Note 9 of the Notes to the Company's consolidated financial statements included in this Prospectus.


The Company has three major facilities in the vicinity of Oklahoma City, Oklahoma (one of which is operated under a capital lease and two of which are owned) at which reservations for its worldwide car rental operations are processed, global strategic information systems are serviced and major domestic and international accounting functions are performed. The Company owns its executive offices in Park Ridge, New Jersey.


                             RELATIONSHIP WITH FORD

Immediately prior to the Offerings, Ford and a Ford subsidiary will be the only stockholders of the Company. Upon completion of the Offerings, Ford will beneficially own 55.4% of the outstanding Class A Common Stock (51.9% if the Underwriters' over-allotment options are exercised in full) and 100% of the outstanding Class B Common Stock of the Company (which Class B Common Stock is entitled to five votes per share on any matter submitted to a vote of the Company's stockholders). Upon completion of the Offerings, the common stock beneficially owned by Ford will represent in the aggregate 95.3% of the combined voting power of all of the Company's outstanding common stock (or 94.6% if the Underwriters' over-allotment options are exercised in full). For as long as Ford continues to beneficially own shares of common stock representing more than 50% of the combined voting power of the Company's common stock, Ford will be able to direct the election of all of the members of the Company's Board of Directors and exercise a controlling influence over the business and affairs of the Company, including any determinations with respect to mergers or other business combinations involving the Company, the acquisition or disposition of assets by the Company, the incurrence of indebtedness by the Company, the issuance of any additional common stock or other equity securities, the repurchase or redemption of common stock or preferred stock and the payment of dividends. Similarly, Ford will have the power to determine matters submitted to a vote of the Company's stockholders without the consent of the Company's other stockholders, will have the power to prevent a change in control of the Company and could take other actions that might be favorable to Ford. See "Management".

Ford has advised the Company that its current intent is to continue to hold all of the common stock beneficially owned by it following the Offerings. However, Ford is not subject to any contractual obligation to retain its controlling interest, except that each of the Company and Ford has agreed, subject to certain exceptions, not to sell or otherwise dispose of any shares of Class A Common Stock or Class B Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of J.P. Morgan Securities Inc. As a result, there can be no assurance concerning the period of time during which Ford will maintain its beneficial ownership of common stock of the Company owned by it following the Offerings. See "Underwriting".

Beneficial ownership of at least 80% of the total voting power and value of the outstanding Common Stock is required in order for Ford to include the Company in its consolidated group for federal income tax purposes, and beneficial ownership of at least 80% of the total voting power and 80% of each class of nonvoting capital stock is required in order for Ford to be able to effect a tax-free spin-off or certain other tax-free transactions.

In addition, by virtue of its controlling beneficial ownership and the terms of a tax-sharing agreement between the Company and Ford, Ford will effectively control all of the Company's tax decisions, and conflicts of interest regarding tax matters between the Company and Ford may arise. See "-- Tax-Sharing Agreement".


Certain of the Company's airport concession agreements require the consent of the airport authority in connection with changes in ownership of the Company. Those consents which are required in connection with the Offerings have been obtained, other than certain consents the lack of which the Company does not believe will have a material adverse effect on the Company's consolidated financial position or results of operations. In the event that Ford seeks to sell any of its Common Stock following the Offerings, additional consents will be required.


For a description of certain provisions of the Company's Restated Certificate of Incorporation concerning the allocation of business opportunities that may be suitable for both the Company and Ford, See "Description of Capital Stock -- Certain Certificate of Incorporation and By-law Provisions -- Corporate Opportunities".

Set forth below are descriptions of certain agreements, relationships and transactions between the Company and Ford.

CAR SUPPLY AGREEMENT

The Company and Ford have entered into a car supply agreement (the "Car Supply Agreement") having a term of ten years, commencing September 1, 1997 and ending August 31, 2007. Under the Car Supply Agreement, Ford and the Company have agreed to negotiate in good faith on an annual basis with respect to the supply of cars. Ford has agreed to supply to the Company and the Company has agreed to purchase from Ford, for each car model year during the term of the agreement (i.e., the 1998 model year through the 2007 model year), (a) the lesser of 150,000 cars or 55% of the Company's fleet requirements for its car rental business conducted in the United States; (b) 35% of the Company's fleet requirements for its car rental business conducted in Europe; and (c) 55% of the Company's fleet requirements for its car rental business conducted other than in the United States and Europe. For each model year, at least 50% of the cars supplied by Ford are required to be non-risk cars. The Car Supply Agreement also provides that, for each model year, Ford must strive to offer car fleet programs to the Company on terms and conditions that are competitive with terms and conditions for the supply of cars then being offered by other automobile manufacturers to the Company and other daily car rental companies. In addition, for each model year, Ford must supply cars to the Company on terms and conditions that are no less favorable than those offered by Ford to other daily car rental companies, excluding franchised Ford vehicle dealers who rent cars. See "Business -- Worldwide Car Rental -- Car Acquisition".

JOINT ADVERTISING AGREEMENT


The Company and Ford have entered into a joint advertising agreement (the "Joint Advertising Agreement") having a term of ten years, commencing September 1, 1997 and ending August 31, 2007. Under the Joint Advertising Agreement, Ford has agreed to pay to the Company one-half of the Company's advertising costs, up to a limit of $39 million for the first year and, for each year thereafter, a limit equal to the prior year's limit adjusted for inflation, subject to a ceiling. In addition, if for any year, one-half of the Company's advertising costs exceed such limit and the Company has purchased from Ford a percentage of its car fleet requirements for its car rental business conducted in the United States for the corresponding model year (the "Ford Vehicle Share") equal to 58% or more, then Ford will pay to the Company additional amounts for such excess advertising costs. To be eligible for cost reimbursement under the Joint Advertising Agreement, the advertising must meet certain conditions, including the condition that it indicates that the Company features Ford vehicles in a manner and with a prominence that is reasonably satisfactory to Ford.

The Joint Advertising Agreement further provides that if the Ford Vehicle Share for any model year is less than 55%, Ford will not be obligated to pay the Company any amount for its advertising costs for that year, except to the extent that the Company's failure to achieve a 55% Ford Vehicle Share is attributable to (a) Ford's failure to supply a sufficient quantity of cars for the Company to achieve a 55% Ford Vehicle Share or (b) the fact that the terms and conditions of Ford's car fleet programs offered to the Company were not competitive with the terms and conditions for the supply of cars offered by other automobile manufacturers to the Company and other daily car rental companies. In no event, however, will Ford be required to pay any amount for the Company's advertising costs for any year if the Ford Vehicle Share for the corresponding model year is less than 40%.

For information regarding amounts paid by Ford to the Company for its advertising costs in past years under a similar agreement, see "Business -- Worldwide Car Rental -- Marketing, Sales and Advertising".

CORPORATE AGREEMENT

The Company and Ford intend to enter into a corporate agreement (the "Corporate Agreement") under which the Company will grant to Ford a continuing option, assignable to any of its subsidiaries, to purchase, under certain circumstances, additional shares of Class B Common Stock or shares of nonvoting capital stock of the Company (the "Stock Option"). The Stock Option may be exercised simultaneously with the issuance of any equity security of the Company (other than in the Offerings or upon the exercise of the Underwriters' over-allotment options), with respect to Class B Common Stock, only to the extent necessary to maintain its then-existing percentage of the total voting power and value of the Company and, with respect to shares of nonvoting capital stock, to the extent necessary to own 80% of each outstanding class of such stock. The purchase price of the shares of Class B Common Stock purchased upon any exercise of the Stock Option, subject to certain exceptions, will be based on the market price of the Class A Common Stock, and the purchase price of nonvoting capital stock will be the price at which such stock may be purchased by third parties. The Stock Option expires in the event that Ford reduces its beneficial ownership of Common Stock in the Company to Common Stock representing less than 45% of the outstanding shares of Common Stock.

The Corporate Agreement will further provide that, upon the request of Ford, the Company will use its best efforts to effect the registration under the applicable federal and state securities laws of any of the shares of Common Stock and nonvoting capital stock (and any other securities issued in respect of or in exchange for either) beneficially owned by Ford for sale in accordance with Ford's intended method of disposition thereof, and will take such other actions as may be necessary to permit the sale thereof in other jurisdictions, subject to certain specified limitations. Ford will also have the right which, subject to certain limitations, it may exercise at any time and from time to time, to include the shares of Common Stock and nonvoting capital stock (and any other securities issued in respect of or in exchange for either) beneficially owned by it in certain other registrations of common equity securities of the Company initiated by the Company on its own behalf or on behalf of its other stockholders. The Company will agree to pay all out-of-pocket costs and expenses in connection with each such registration that Ford requests or in which Ford participates. Subject to certain limitations specified in the Corporate Agreement, such registration rights will be assignable by Ford and its assigns. The Corporate Agreement will contain indemnification and contribution provisions: (i) by Ford and its permitted assigns for the benefit of the Company and related persons; and (ii) by the Company for the benefit of Ford and the other persons entitled to effect registrations of Common Stock (and other securities) pursuant to its terms and related persons.

The Corporate Agreement will also provide that for so long as Ford maintains beneficial ownership of a majority of the number of outstanding shares of Common Stock, the Company may not take any action or enter into any commitment or agreement which may reasonably be anticipated to result, with or without notice and with or without lapse of time, or otherwise, in a contravention (or an event of default) by Ford of: (i) any provision of applicable law or regulation, including but not limited to provisions pertaining to the Internal Revenue Code of 1986, as amended, or the Employee Retirement Income Security Act of 1974, as amended; (ii) any provision of Ford's certificate of incorporation or by-laws;
(iii) any credit agreement or other material instrument binding upon Ford or its assets or (iv) any judgment, order or decree of any governmental body, agency or court having jurisdiction over Ford or its assets.

The Corporate Agreement will provide that the Company will enter into a similar agreement for the benefit of the Class B Transferee (as defined below), if any.

TAX-SHARING AGREEMENT

The Company is, and after the Offerings will continue to be, included in Ford's federal consolidated income tax group, and the Company's federal income tax liability will be included in the consolidated federal income tax liability of Ford and its subsidiaries. In certain circumstances, certain of the Company's subsidiaries will also be included with certain Ford subsidiaries in combined, consolidated or unitary income tax groups for state and local tax purposes. The Company and Ford entered into a tax-sharing agreement (the "Tax-Sharing Agreement"). Pursuant to the Tax-Sharing Agreement, the Company and Ford will make payments between them such that, with respect to any period, the amount of taxes to be paid by the Company, subject to certain adjustments, will be determined as though the Company were to file separate federal, state and local income tax returns (including, except as provided below, any amounts determined to be due as a result of a redetermination of the tax liability of Ford arising from an audit or otherwise) as the common parent of an affiliated group of corporations filing combined, consolidated or unitary (as applicable) federal, state and local returns rather than a consolidated subsidiary of Ford with respect to federal, state and local income taxes. With respect to foreign tax credits, the Company's right to reimbursement will be determined based on the usage of such foreign tax credits by the consolidated group.

In determining the amount of tax-sharing payments under the Tax-Sharing Agreement, Ford will prepare or cause to be prepared pro forma returns with respect to federal and applicable state and local income taxes that reflect the same positions and elections used by Ford in preparing the returns for Ford's consolidated group and other applicable groups. Ford will continue to have all the rights of a parent of a consolidated group (and similar rights provided for by applicable state and local law with respect to a parent of a combined, consolidated or unitary group), will be the sole and exclusive agent for the Company in any and all matters relating to the income, franchise and similar liabilities of the Company, will have sole and exclusive responsibility for the preparation and filing of consolidated federal and consolidated or combined state and local income tax returns (or amended returns), and will have the power, in its sole discretion, to contest or compromise any asserted tax adjustment or deficiency and to file, litigate or compromise any claim for refund on behalf of the Company related to such return.

In general, the Company will be included in Ford's consolidated group for federal income tax purposes for so long as Ford beneficially owns at least 80% of the total voting power and value of the outstanding common stock. Each member of a consolidated group is jointly and severally liable for the federal income tax liability of each other member of the consolidated group. Accordingly, although the Tax-Sharing Agreement allocates tax liabilities between the Company and Ford, during the period in which the Company is included in Ford's consolidated group, the Company could be liable in the event that any federal tax liability is incurred, but not discharged, by any other member of Ford's consolidated group. See "Risk Factors -- Control by and Relationship with Ford".

COMMERCIAL PAPER DEALER AGREEMENTS

The Company maintains a Sales Agency Agreement with Ford Financial Services, Inc., an NASD registered broker-dealer and an indirect, wholly-owned subsidiary of Ford ("FFS"), whereby FFS acts as a dealer for the Company's domestic commercial paper program. The Company pays fees to FFS which range from .035% to
 .05% per annum of commercial paper placed depending upon the monthly average dollar value of the notes outstanding in the portfolio. In 1996, the Company paid FFS $556,754 of such fees. FFS is under no obligation to purchase any of the notes for its own account. FFS has acted as the sole commercial paper dealer for the Company since October 1994. The Company, through its subsidiary Hertz Australia Pty. Limited ("Hertz Australia"), has a similar agreement with Ford Credit Australia Limited, also an indirect, wholly-owned subsidiary of Ford.

CREDIT FACILITY AND LOANS

As discussed under "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources", Ford has extended to the Company a $500 million committed credit facility under which the Company may borrow, repay and reborrow amounts from time to time at rates of interest based on London Interbank Offered Rates. The Company will pay Ford an annual commitment fee on the undrawn amounts equal to (i) for the period from the date of the agreement to and including June 30, 1997, the rate of .09% and (ii) for the period from July 1, 1997 to and including the expiration date of the facility, a rate to be agreed upon. The credit agreement expires on June 30, 1999, but is automatically extended annually for an additional year unless Ford gives notice of termination. No amounts are currently outstanding under this facility.

Ford also has lent to the Company an aggregate of $269 million, of which $250 million matures on November 15, 1999 and $19 million matures on July 1, 1997.

OTHER RELATIONSHIPS AND TRANSACTIONS

The Company and Ford also engage in other arms' length transactions in the ordinary course of their respective businesses. These include HERC providing equipment rental services to Ford, the Company providing insurance claim management services to Ford and the Company providing car rental services to Ford. In addition, an affiliate of Ford provides equipment resale financing to HERC's customers and relocation services to employees of the Company.

The Company is named as an additional insured under certain of Ford's insurance policies for which the Company pays its allocated portion of the premiums.

                                   MANAGEMENT

The following table sets forth certain information with respect to the executive officers and directors of the Company, and their ages as of February 3, 1997:

-----------------------------------------------------------------------------------------------
          NAME            AGE                          POSITION AND OFFICE
-----------------------------------------------------------------------------------------------
Frank A. Olson            64       Chairman of the Board, Chief Executive Officer and Director
Craig R. Koch             50       President, Chief Operating Officer and Director
Daniel I. Kaplan          54       Executive Vice President
Brian J. Kennedy          55       Executive Vice President, Marketing and Sales
Joseph R. Nothwang        50       Executive Vice President and General Manager,
                                   U.S. Car Rental Division
William Sider             63       Executive Vice President and Chief Financial Officer and
                                   Director
Robert J. Bailey          62       Senior Vice President
Donald F. Steele          58       Senior Vice President, Employee Relations
Paul M. Tschirhart        56       Senior Vice President and General Counsel
Antoine E. Cau            49       Vice President
Leo A. Massad, Jr.        65       Controller
Robert H. Rillings        56       Treasurer
John M. Devine            52       Director
Peter J. Pestillo         58       Director

All directors are elected annually to serve until the next annual meeting of stockholders and until their successors have been elected and qualified. Upon completion of the Offerings, the Company will have a Board of Directors consisting of the five current members of the Company's Board of Directors identified above. After completion of the Offerings, the Company anticipates that the size and composition of the Board of Directors will be changed and will include three directors who will be officers of the Company, three directors who will be officers of Ford and two directors who will be persons not associated with the Company or Ford. Ford will have the ability to change the size and composition of the Company's Board of Directors and committees of the Board of Directors. See "Relationship with Ford".

The Company's Board of Directors is expected to appoint directors who are not affiliated with the Company or Ford to a compensation committee of the Board of Directors (the "Compensation Committee") and an audit committee of the Board of Directors (the "Audit Committee") after such directors are elected. Both such committees will be comprised solely of independent directors. The Compensation Committee will establish remuneration levels for certain officers of the Company and perform such functions as may be delegated to it under the Company's employee benefit programs and executive compensation programs. The Audit Committee will select and engage, on behalf of the Company, the independent public accountants to audit the Company's annual financial statements. The Audit Committee also will review and approve the planned scope of the annual audit.

The Board of Directors may, from time to time, establish certain other committees to facilitate the management of the Company.

Officers are elected at the organizational meeting of the Board of Directors held each year for a term of one year, and they are elected to serve until the next annual meeting.

MR. OLSON has been Chairman of the Board of Directors since June 1980, and a director of the Company since November 1974. From June 9, 1987 to December 12, 1987 he was Chairman of the Board, President and Chief Executive Officer of UAL Corporation, Elk Grove, Illinois (the Company's former parent). He is also a director of Becton, Dickinson and Co., Franklin Lakes, New Jersey; Cooper

Industries, Inc., Houston, Texas; Unicom Corporation, Chicago, Illinois; and Fund American Holdings, Inc., Lebanon, New Hampshire.


MR. KOCH was elected President and Chief Operating Officer of the Company on September 1, 1993. From February 1988 through August 1993 he served as Executive Vice President and President of North America Car Rental operations of the Company. He served as President and Chief Operating Officer of the Company from May 1987 to February 1988. In October 1983 he became Executive Vice President and General Manager of the Company's Car Rental Division after having served as Vice President and General Manager since March 1980. He has been a director of the Company since June 27, 1994 and previously served as a director of the Company from May 1987 to July 1993 and from October 1983 to September 1985.


MR. KAPLAN was elected Executive Vice President of the Company in May 1987. Previously, he was Vice President, Materials and Support Services from July 1982 to September 1982 and continued as a Vice President until May 1987. In September 1982, he was elected a director and President of Hertz Equipment Rental Corporation, a subsidiary of the Company.

MR. KENNEDY was elected Executive Vice President, Marketing and Sales of the Company in February 1988. From May 1987 through January 1988, he served as Executive Vice President and General Manager of the Car Rental Division of the Company, prior to which, from October 1983, he served as Senior Vice President, Marketing.

MR. NOTHWANG was elected Executive Vice President of the Company and General Manager
U.S. Car Rental in August 1995. He served as Vice President and General Manager U.S. Car Rental from September 1993 to August 1995. Previously he served as Division Vice President, Region Operations since 1985. He has served in various operating positions since 1976.

MR. SIDER was elected Executive Vice President and Chief Financial Officer of the Company in February 1988. From June 25, 1987 to December 31, 1987, he served as Chief Financial Officer of UAL Corporation, Elk Grove, Illinois. From October 1983 to February 1988, he served as Senior Vice President, Finance of the Company. In April 1981, he was elected Vice President, Finance, and in 1980 served as Vice President and Controller of the Company. He has been a director of the Company since October 1983.

MR. BAILEY was elected Senior Vice President of the Company in May 1990. Previously, he served in various functions with the Company since 1956, except for the years 1966 and 1981.

MR. STEELE was elected Senior Vice President, Employee Relations of the Company in July 1984. Previously, he served in various functions with the Company since 1972.

MR. TSCHIRHART was elected Senior Vice President and General Counsel of the Company in October 1986, and also served as Secretary from February 1988 to November 1992. Previously, he served as Senior Counsel for United Airlines, Inc., Elk Grove, Illinois, since 1982.

MR. CAU was elected Vice President of the Company and President of Hertz International, Ltd., a subsidiary of the Company, in April 1990. Previously, he served in various functions with Hertz International, Ltd. foreign operations since 1973.

MR. MASSAD was elected Controller of the Company in July 1986. Previously, he served in various positions with the Company since 1965.

MR. RILLINGS was elected Treasurer of the Company in November 1986. Previously, he served in various positions with the Company since 1961.


MR. DEVINE was elected a director of the Company and became a member of the Compensation Committee in August 1996. Mr. Devine was elected Executive Vice President of Ford in November 1996, and also is Chief Financial Officer of Ford, a position which he assumed in October 1994. Mr. Devine also is a director of Associates First Capital Corporation, an affiliate of the Company. From April 1991 until May 1994 he served as Chairman and Chief Executive Officer of First Nationwide

Bank, a wholly-owned subsidiary of Ford. Previously, Mr. Devine served in various positions with Ford since 1967.

MR. PESTILLO was elected a director of the Company in July 1993, and has also served as Chairman of the Compensation Committee since August 1989. He is Executive Vice President, Corporate Relations of Ford. He was Vice President, Corporate Relations and Diversified Businesses of Ford from April 1990 to January 1993. From January 1986 to April 1990 he was Vice President, Employee and External Affairs for Ford. He is also a director of Rouge Steel Company.

EXECUTIVE COMPENSATION

The following table sets forth the compensation earned and/or paid to the Company's five most highly compensated executive officers for services rendered in all capacities to the Company for the fiscal years ended December 31, 1996, 1995 and 1994. Compensation of the executive officers is reviewed and approved by the Company's Compensation Committee and is determined in part by the operating performance and the contributions made to the consolidated results of the Company.

Summary Compensation Table (5)


                                 ------------------------------------------------------------------------------
                                                 ANNUAL COMPENSATION
                                        --------------------------------------
                                                                    OTHER         LONG-TERM
                                                                   ANNUAL        COMPENSATION      ALL OTHER
                                 YEAR   SALARY(1)   BONUS(2)   COMPENSATION(3)    PAYOUTS(2)    COMPENSATION(4)
                                 ----   ---------   --------   ---------------   ------------   ---------------
Dollars in thousands
Frank A. Olson.................  1996     $731        $900          $ --             $668                   $5
  Chairman of the Board and      1995      694         500            --              645                    5
  Chief Executive Officer        1994      650         728            --              680                    5
Craig R. Koch..................  1996      439         475            --              334                    5
  President and Chief            1995      424         258            --              323                    5
  Operating Officer              1994      400         318            --              340                    5
William Sider..................  1996      337         280            --              200                    5
  Executive Vice President       1995      325         163            --              194                    5
  and Chief Financial Officer    1994      305         244                            204                    5
Antoine E. Cau.................  1996      303         154            80              320                   --
  Vice President                 1995      296         185            82              310                   --
                                 1994      255         208            78              326                   --
Joseph R. Nothwang.............  1996      241         209            --              200                    5
  Executive Vice President       1995      231         106            --              129                    5
                                 1994      215         121            --               68                    5


-------------------------
(1) Amounts included consist of salary payments for the respective year and amounts deferred pursuant to section 401(k) of the Internal Revenue Code of 1986, as amended.


(2) Includes executive and long-term incentive bonuses earned and paid for the respective year.


(3) Includes the following for the years 1996, 1995 and 1994 (in thousands):
$42, $42 and $41 housing allowance; $11, $12 and $11 automobile use; and $27, $28 and $26 tax equalization payments, respectively.

(4) Represents the amounts contributed by the Company to the Income Savings Plan for the respective year.

(5) The Company did not grant or issue any stock options or stock appreciation rights during the years covered by this table.

INCENTIVE COMPENSATION PLANS

The Company has an Executive Incentive Compensation Plan for key employees and certain officers of the Company and its subsidiaries. The grant of awards and the size thereof depends upon the degree to which each operation's financial targets (pre-tax income and return on total average equity, each as defined in the plan) approved by senior officers of the Company and members of the Company's Compensation Committee, are reached or exceeded. Performance is measured annually, and the awards are paid in full in the following year, or may be deferred pursuant to a prior election by a participant, to a period selected by the participant.

In 1991, the Company established a Long-Term Incentive Plan for certain officers and other key employees of the Company and its subsidiaries. The grant of awards and the size thereof will be determined by the achievement of certain qualitative and quantitative performance targets. A new four year performance cycle begins on each January 1. Performance generally is measured in four year periods and awards will be made in cash at the end of each performance period. The performance factors used include net income of the Company relative to the net income average for the Dow 30 Industrials, market share and customer satisfaction. To phase in this plan, transitional grants were made as of January 1, 1991, covering one-year, two-year and three-year performance periods. Target and maximum award grants in place for 1996 to the Company's five most highly compensated executive officers are set forth in the table below.

Long-Term Incentive Plans -- Awards in Last Fiscal Year

                                                         -----------------------------------------------
                                                          PERFORMANCE
                                                           OR OTHER       ESTIMATED FUTURE PAYOUTS UNDER
DOLLARS IN THOUSANDS                                     PERIOD UNTIL     NON-STOCK PRICE-BASED PLANS
                                                         MATURATION OR    ------------------------------
                                                            PAYOUT        THRESHOLD    TARGET    MAXIMUM
NAME                                                     -------------    ---------    ------    -------
Frank A. Olson.......................................         (1)            $0         $500     $1,000
Craig R. Koch........................................         (1)             0          250        500
William Sider........................................         (1)             0          150        300
Antoine E. Cau.......................................         (1)             0          240        480
Joseph R. Nothwang...................................         (1)             0          150        300

-------------------------

(1) Awards for 1996 are included in the Summary Compensation Table.


Target award grants have also been made for the performance years 1997, 1998 and 1999 versus performance for the previous four years. The amount of the payments for the performance years subsequent to 1996 can range from zero to twice the amount of the target. Such target award grants made for the performance years 1997, 1998 and 1999, respectively, to the Company's five most highly compensated officers are as follows (in thousands): Mr. Olson $500, $500 and $600; Mr. Koch $300, $300 and $350; Mr. Sider $150, $150 and $180, Mr. Cau $240, $240 and $240;
Mr. Nothwang $200, $200 and $200.

The Company also maintains Field Incentive Compensation Plans for certain employees of the Company and its subsidiaries. Awards are made and paid annually based on the achievement of revenue and pre-tax income objectives. Each award is determined and approved by the Company's Compensation Committee.

INCOME SAVINGS PLAN

The Income Savings Plan of the Company was established effective August 30, 1985. Prior thereto, qualified employees of the Company participated in the RCA Income Savings Plan ("RCA Plan"). The assets and liabilities maintained under the RCA Plan attributable to participating employees of the Company were transferred as of September 1, 1985 to the Company's Income Savings Plan (the "Plan"). Under the Plan, the Company continued substantially the same provisions as provided under the RCA Plan, except for the following: (1) the RCA Stock Fund as an investment option was discontinued and fund assets were reinvested in other investment funds as elected by the participants, and (2) the eligibility requirement for qualified employees hired on or after September 30, 1985 was changed to two years of service in lieu of the one year of service previously required. Effective January 1, 1989, the eligibility requirement was again reduced to one year of service.

The Plan is a defined contribution plan available, as specified in the Plan, to certain full-time and part-time employees of the Company who have been credited with the Company for at least 1,000 hours of service during any twelve consecutive months commencing on the day he/she is credited with his/her first hour of service (or any anniversary thereof). Employees covered by a collective bargaining agreement are not eligible unless their collective bargaining agreement makes the Plan applicable to them.

Prior to July 1, 1987, the Company contributed a fixed percentage (4%) of eligible employees' base salary to the Plan. Employees could also make their own before-tax and after-tax contributions of their base salary, subject to percentage and monetary limitations. Effective July 1, 1987, the Plan was amended whereby the Company contributes only 66.7% of the first 6% of the employee's contribution for a maximum match contribution by the Company of 4% of the employee's base salary. Employee after-tax contributions were eliminated. Effective January 1, 1988, the Plan was further amended to change the Company's contribution from 66.7% to 50% of the first 6% of the employee's contribution for a maximum match contribution by the Company of 3% of the employee's base salary. Effective July 1, 1991, the Company's contribution was suspended and was resumed on January 1, 1992.

Employees hired prior to January 1, 1987 become fully vested when contributions are made. Employees hired on or after January 1, 1987 are immediately fully vested in the contributions the employee made and become fully vested in the amount contributed by the Company after the employee completes five years of service. Each Plan member determines the fund distribution to which contributions will be applied. The funds include the General Common Stock Fund, a commingled index fund investing in common stock (shares in medium to large-size companies chosen for the purpose of approximating the rate of growth for the S&P 500 Composite Stock Index); the Fixed Income Fund invested in a managed commingled fund with high quality fixed rate securities, including guaranteed investment contracts, as well as with insurance companies that guarantee interest rates at agreed upon levels and a Balanced Fund consisting of a mix of stocks or bonds ranging from 30% to 70% (stocks are in medium to large-size companies and bonds are in U.S. Treasury and Agency and highly-rated corporate issues). The performance of the Balanced Fund is measured against an index consisting of a 50% weighing of the S&P 500 and a 50% weighing of the Salomon Broad Bond Investment Grade Bond Index. Plan funds may be invested in interim investments prior to investments in the General Common Stock Fund, Fixed Income Fund and the Balanced Fund. Distributions and withdrawals are based on the unit value of the employee's account as of a specified month end valuation date and are subject to conditions stated in the Plan.

PENSION PLAN

Effective August 30, 1985, the Company established the Retirement Plan for the Employees of the Company ("Hertz Plan"). Prior thereto, the Company participated in the Retirement Plan for the Employees of RCA Corporation and Subsidiary Companies ("RCA Plan"). The assets and liabilities associated with benefits accrued by participating employees of the Company as of August 30, 1985 were retained under the RCA Plan. Benefits accrued by the Company's employees through August 30, 1985 will be paid under the RCA Plan. The RCA Plan was replaced by a restated Hertz Plan which continued the RCA Plan for the Company's employees without interruption.

The Hertz Plan is qualified under the Internal Revenue Code of 1986, as amended, and is a defined benefit plan for which contributions were made by the employees up to June 30, 1987 and by the employer.

Effective July 1, 1987, the Hertz Plan was revised to an "Account Balance Pension Plan" under which the Company pays the entire cost and employees are no longer required to contribute. Employees are eligible for participation in the Hertz Plan on the first day of the month coinciding with or following the date on which they complete one year of continuous service, as defined by the Employee Retirement Income Security Act of 1974 ("ERISA"). Employees covered by a collective bargaining agreement are not eligible unless their union contract makes the Hertz Plan applicable to them. Effective July 1, 1987, a qualified employee's cash balance account was credited with an annual cash balance credit equal to 3% of their pensionable earnings. For each plan year beginning January 1, 1996 and thereafter, a qualified employee's cash balance account shall be credited with an annual cash balance credit equal to: (a) 3% of his/her pensionable earnings for that plan year in the case of a qualified employee who is credited with less than 60 continuous months of service from his/her most recent date of hire, or (b) 4% of his/her pensionable earnings for that plan year in the case of a qualified employee who is credited with 60 or more continuous months of service from his/her most recent date of hire. In the case of a qualified employee who is first credited with 60 continuous months of service after January 1 of a plan year, the percentage of his/her pensionable earnings utilized in determining his/her annual cash balance credit for that plan year shall be increased to 4% effective as of the first day of the month coincident with or next following his/her completion of 60 continuous months of service from his/her most recent date of hire. This benefit is credited with guaranteed interest rates compounded annually based on rates issued by the Pension Benefit Guaranty Corporation in effect for the preceding December. In addition, all qualified employees age 50 or over with 10 or more years of credited service as of July 1, 1987, will have an additional amount of their pensionable earnings credited to their cash balance account as follows: 1% for ages 50 through age 54 as of July 1, 1987, 2% for ages 55 through 59 as of July 1, 1987 and 3% for ages 60 and over as of July 1, 1987.

Officers of the Company and its subsidiaries participate in the Hertz Plan. The amount of the normal retirement benefit under this plan is determined as a percentage of final average compensation (highest five consecutive of last ten years of covered compensation), and based upon years of credited service up to July 1, 1987 plus the value of their cash balance account accrued after July 1, 1987. The benefits are not offset by Social Security. Compensation covered by the Hertz Plan means all salary and wages, including overtime and premium pay, sales commissions and amounts paid under executive and field compensation plans, but excluding the compensation paid under the Long-Term Incentive Plan. The Company has instituted non-qualified unfunded pension plans for certain of its executives to pay those benefits which are excess to those provided under the qualified plans which include (1) the Benefit Equalization Plan that provides equalization benefits that cannot be provided under the Hertz Plan due to limitations imposed by the Internal Revenue Code of 1986, as amended, and (2) the Supplemental Retirement and Savings Plan that, when combined with the Hertz Plan, provides a benefit as if the pre-July 1, 1987 benefit formula had remained in effect until the participants' normal retirement date. Set forth on the next page is a table indicating annual pension benefits payable under both the Hertz Plan and the non-qualified Supplemental Retirement and Savings Plan. The table indicates benefits applicable for participants in specified remuneration and years of service classifications, based on retirement at age 65, and for life annuity (other annuity options are available, which would influence the amounts shown on the following page).

Pension Plan Table

   FINAL       --------------------------------------------------------
  AVERAGE                   YEARS OF PARTICIPATION IN PLAN
PENSIONABLE       15         20         25          30           35
COMPENSATION   --------   --------   --------   ----------   ----------
 $  175,000    $ 41,026   $ 54,701   $ 68,376   $   82,051   $   95,726
    225,000      52,996     70,661     88,326      105,991      123,656
    275,000      64,966     86,621    108,276      129,931      151,586
    325,000      76,936    102,581    128,226      153,871      179,516
    375,000      88,906    118,541    148,176      177,811      207,446
    425,000     100,876    134,501    168,126      201,751      235,376
    475,000     112,846    150,461    188,076      225,691      263,306
    525,000     124,816    166,421    208,026      249,631      291,236
    575,000     136,786    182,380    227,976      273,571      319,167
    625,000     148,756    198,341    247,927      297,511      347,096
    675,000     160,726    214,301    267,876      321,452      375,026
    725,000     172,696    230,261    287,826      345,391      402,956
    775,000     184,666    246,221    307,776      369,331      430,886
    825,000     196,636    262,181    327,726      393,271      458,816
  1,000,000     238,531    318,041    397,551      477,061      556,571
  1,500,000     358,231    477,641    597,051      716,461      835,871
  2,000,000     477,931    637,241    796,551      955,861    1,115,171
  2,500,000     597,631    796,841    996,051    1,195,261    1,394,471

Total credited service with the Company and its subsidiaries for persons named in the cash compensation table is as follows: Mr. Olson -- 30 years; Mr. Koch -- 25 years; Mr. Sider -- 30 years; and Mr. Nothwang -- 20 years. Mr. Cau does not participate in the Hertz Plan or the RCA Plan.

In addition to the above, the Company maintains a non-qualified plan to provide a Special Supplemental Executive Pension Benefit (the "SEP Benefit") for Messrs. Olson and Sider. The SEP is intended to provide any necessary excess benefit to ensure the designated participants receive an aggregate pension benefit (from all qualified and non-qualified plans) equal to 50% of the participant's final average earnings as defined under the Hertz Plan. The projected annual life annuity SEP Benefit payable at age 65 to Mr. Olson is $137,000 and to Mr. Sider is $31,000.

COMPENSATION OF DIRECTORS


It is anticipated that directors who do not receive compensation as officers or employees of the Company or any of its affiliates will be paid an annual board membership fee of $25,000, and an attendance fee of $1,000 for each meeting of the Board of Directors and committees thereof. The Company does not pay any additional compensation to directors who receive compensation as officers or employees of the Company or any of its affiliates.


EMPLOYMENT AGREEMENTS

Messrs. Olson, Koch and Sider serve the Company under employment agreements which currently expire on January 31, 2000, April 30, 2002 and June 30, 1997, respectively. Mr. Cau serves a subsidiary of the Company under an employment agreement dated April 9, 1993, that is terminable by either party under certain circumstances stated therein. The employment agreements do not provide for any compensatory plan or arrangement upon termination of employment or change in control, except for the compensation of Mr. Cau. The employment agreement of Mr. Koch is automatically extended one (1) additional year on May 1 of each year unless not later than December 31st of the preceding year, the Company or Mr. Koch shall have given notice not to extend the agreement.

LONG-TERM EQUITY COMPENSATION PLAN

The Company will sponsor a stock-based incentive plan (the "ECP") covering the Company's five most highly compensated executive officers (the "Named Executive Officers") and other executives of the Company. The Company adopted the ECP in 1997 prior to the Offerings. Awards granted under the ECP are based on shares of Class A Common Stock.


The ECP is administered by a committee appointed by the Company's Board of Directors. After the completion of the Offerings, the ECP will be administered by the Compensation Committee. The ECP provides for the grant of incentive and nonqualified stock options, stock appreciation rights, restricted stock, performance shares and performance units (individually, an "Award" or collectively, "Awards"). Only officers or certain salaried employees of the Company with potential to contribute to the future success of the Company or its subsidiaries will be eligible to receive Awards under the ECP (initially approximately 600 employees). The administrator of the ECP has the discretion to select the employees to whom Awards will be granted, to determine the type, size and terms and conditions applicable to each Award and the authority to interpret, construe and implement the provisions of the ECP. The administrator's decisions will be binding.



The total number of shares of Class A Common Stock that may be subject to Awards under the ECP is 7.5% of all outstanding Common Stock as of the tenth business day following the closing date of the Offerings, or approximately 7,871,700 shares (8,067,450 shares if the Underwriters' over-allotment options are exercised in full), including Awards granted prior to the Offerings and subject to adjustment as provided in the ECP. No more than 500,000 shares of Class A Common Stock may be subject to stock options, with or without any related stock appreciation rights, or stand-alone stock appreciation rights, awarded to any individual participant under the ECP in any one calendar year. Class A Common Stock issued under the ECP may be either authorized but unissued shares (subject to a maximum limit of 747,845 shares), treasury shares or any combination thereof. No more than 300,000 shares of Class A Common Stock may be granted under the ECP as Awards of performance-based "Restricted Stock" (as herein defined) to any individual participant in any one calendar year and which are intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended. The maximum aggregate payout (determined as of the end of the applicable performance period) with respect to Awards of "Performance Shares" or "Performance Units" (as such terms are hereinafter defined) that may be granted under the ECP to any individual participant in any one calendar year and which are intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended, shall be equal to the closing trading price on the New York Stock Exchange of 300,000 shares of Class A Common Stock. Any shares of Class A Common Stock in addition to 747,845 shares to be issued as Awards under the ECP or pursuant to Awards granted under the ECP will be obtained by the Company either through forfeitures of shares of Restricted Stock (to the extent that such shares are made available again for issuance under the ECP) or from treasury shares (to the extent that the Company is permitted by applicable law to acquire its own shares). Any shares of Class A Common Stock subject to an Award which lapses, expires or is otherwise terminated without the issuance of such shares may become available for new Awards.


The Company intends to grant Awards to the Named Executive Officers and other selected participants which will be contingent on the successful completion of the Offerings. The terms of the Awards will be set forth in award agreements ("Award Agreements"). These Awards are summarized in the following table and are described below:


ECP Table

                                                                ------------------------------------
                                                                                         NO. OF
                                                                NO. OF SHARES OF      NONQUALIFIED
                     NAME AND POSITION                          RESTRICTED STOCK    STOCK OPTIONS(1)
                     -----------------                          ----------------    ----------------
Frank A. Olson..............................................         229,535             161,530
  Chairman of the Board and
  Chief Executive Officer
Craig R. Koch...............................................         167,540             113,710
  President and Chief
  Operating Officer
William Sider...............................................          31,935              64,825
  Executive Vice President
  and Chief Financial Officer
Antoine E. Cau..............................................          31,935              64,825
  Vice President
Joseph R. Nothwang..........................................          63,875             129,650
  Executive Vice President
All Executive Officers as a Group (including those listed
  above)....................................................         747,845             987,250
Non-Employee Directors......................................               0                   0
All Other Employees as a Group..............................               0             510,000


-------------------------
(1) The Company intends to grant these options with an exercise price equal to the initial public offering price set forth on the cover page of this Prospectus.

The principal terms of the Award Agreements are as follows:

     (i) An Award will be granted to the Chairman and Chief Executive Officer, which will consist of shares of Restricted Stock that will vest on the third anniversary of the date of grant,


     (ii) An Award will be granted to each Named Executive Officer other than the Chairman and Chief Executive Officer and to approximately seven other officers, which will consist of shares of Restricted Stock that will vest 33% on the third anniversary of the date of grant, an additional 33% on the fourth anniversary of the date of grant, and in full on the fifth anniversary of the date of grant,


     (iii) An Award will be granted to each Named Executive Officer and to a significantly larger group of eligible employees, which will consist of Options that will vest 33% on the first anniversary of the date of grant, an additional 33% on the second anniversary of the date of grant and in full on the third anniversary of the date of grant.

Set forth below is a brief description of the Awards that may be granted under the ECP:

Stock Options. Options (each an "Option") to purchase shares of Class A Common Stock, which may be incentive or nonqualified stock options, may be granted under the ECP at an exercise price (the "Option Price") determined by the administrator of the ECP in its discretion, provided that the Option Price may be no less than the closing trading price of the Class A Common Stock on the New York Stock Exchange on the date of grant, except the initial grants described above will be granted with an exercise price equal to the initial public offering price set forth on the cover page of this Prospectus. Each Option represents the right to purchase one share of Class A Common Stock at the specified Option Price.

Options will expire not later than 10 years after the date on which they are granted and will become exercisable at such times and in such installments as determined by the administrator of the ECP. Payment of the Option Price must be made in full at the time of exercise in cash, certified or bank check. As determined by the administrator of the ECP, payment in full or in part may also be made by tendering to the Company shares of Class A Common Stock having a fair market value equal to the Option Price (or such portion thereof). The Committee may also allow a cashless exercise of such options.

Stock Appreciation Rights. An Award of a stock appreciation right ("SAR") may be granted under the ECP. Generally, one SAR is granted with respect to one share of Class A Common Stock. The SAR entitles the participant, upon the exercise of the SAR, to receive an amount equal to the appreciation in the underlying share of Class A Common Stock. The appreciation is equal to the difference between (i) the "base value" of the SAR (which is determined with reference to the closing trading price of the Class A Common Stock on the New York Stock Exchange on the date the SAR is granted), and (ii) the closing trading price of the Class A Common Stock on the New York Stock Exchange on the date the SAR is exercised. Upon the exercise of a vested SAR, the exercising participant will be entitled to receive the appreciation in the value of one share of Class A Common Stock as so determined, payable at the discretion of the participant in cash, shares of Class A Common Stock, or some combination thereof, subject to the availability of shares of Class A Common Stock to the Company.

SARs will expire not later than 10 years after the date on which they are granted. SARs become exercisable at such times and in such installments as determined by the administrator of the ECP.

Tandem Option/SARs. An Option and a SAR may be granted "in tandem" with each other (a "Tandem Option/SAR"). An Option and a SAR are considered to be in tandem with each other because the exercise of the Option aspect of the tandem unit automatically cancels the right to exercise the SAR aspect of the tandem unit, and vice versa. The Option may be an incentive stock option or a nonqualified stock option, and the Option may be coupled with one SAR, more than one SAR or a fractional SAR in any proportionate relationship selected by the Compensation Committee. Descriptions of the terms of the Option and the SAR aspects of a Tandem Option/SAR are provided above.

Restricted Stock. An Award of restricted stock ("Restricted Stock") is an Award of Class A Common Stock that is subject to such restrictions as the administrator of the ECP deems appropriate, including forfeiture conditions and restrictions against transfer for a period specified by the administrator of the ECP. Restricted Stock Awards may be granted under the ECP for services and/or payment of cash. Restrictions on Restricted Stock may lapse in installments based on factors selected by the administrator of the ECP. Prior to the expiration of the restricted period, except as and only if provided by the administrator of the ECP, a grantee who has received a Restricted Stock Award generally has the rights of a stockholder of the Company, including the right to vote and to receive cash dividends on the shares subject to the Award. Stock dividends issued with respect to a Restricted Stock Award may be treated as additional shares under such Award and may be subject to the same restrictions and other terms and conditions that apply to the shares with respect to which such dividends are issued.

Performance Shares and Performance Units. A performance share Award (a "Performance Share") and/or a performance unit Award (a "Performance Unit") may be granted under the ECP. Each Performance Unit will have an initial value that is established by the administrator of the ECP at the time of grant. Each Performance Share will have an initial value equal to the closing trading price of one share of Class A Common Stock on the New York Stock Exchange on the date of grant. Such Awards may be earned based upon satisfaction of certain specified performance criteria, subject to such other terms and conditions as the administrator of the ECP deems appropriate. Performance objectives will be established before, or as soon as practicable after, the commencement of the performance period during which performance will be measured (the "Performance Period") and may be based on net earnings, operating earnings or income, net income, absolute and/or relative return on equity, capital invested or assets, earnings per share, cash flow, profits, earnings growth, revenue growth, comparisons to peer companies, share price, total shareholder return, economic value added, expense reduction, customer satisfaction, any combination of the foregoing and/or such other measures, including individual measures of performance, as the administrator of the ECP deems appropriate. Prior to the end of a Performance Period, the administrator of the ECP, in its discretion, may adjust the performance objectives to reflect an event that may materially affect the performance of the Company, including, but not limited to, market conditions or a significant acquisition or disposition of assets or other property by the Company. The extent to which a grantee is entitled to payment in settlement of such an Award at the end of the Performance Period will be determined by the administrator of the ECP, in its discretion, based on whether the performance criteria have been met and payment will be made in cash or in shares of Class A Common Stock in accordance with the terms of the applicable Award Agreements.

Additional Information. Under the ECP, if there is any change in the capitalization of the Company, a corporate transaction, a reorganization or a partial liquidation of the Company, such proportionate adjustments as may be necessary (in the form determined by the administrator of the ECP) to reflect such change will be made to prevent dilution or enlargement of the rights with respect to the aggregate number of shares of Class A Common Stock for which Awards in respect thereof may be granted under the ECP, the number of shares of Class A Common Stock covered by each outstanding Award and the price per share in respect thereof. Unless otherwise provided in an Award Agreement, an individual's rights under the ECP may not be assigned or transferred (except in the event of death). An individual's rights under the ECP are subject to forfeiture for competitive activity or activity that is inimical to the best interest of the Company.

The ECP will remain in effect until terminated by the board of directors and thereafter until all Awards granted thereunder are satisfied by the issuance of shares of Class A Common Stock and/or the payment of cash or the ECP is otherwise terminated pursuant to the terms of the ECP or under any Award Agreements. Notwithstanding the foregoing, no Awards may be granted under the ECP after the tenth anniversary of the effective date of the ECP. The board of directors may at any time terminate, modify or amend the ECP; provided, however, that no such amendment, modification or termination may materially adversely affect an optionee's or grantee's rights under any Award theretofore granted under the ECP, except with the consent of such optionee or grantee.

Certain Federal Income Tax Consequences of Awards. Certain of the federal income tax consequences to ECP participants and the Company of Awards granted under the ECP are generally set forth in the following summary.

An employee to whom an Option which is an incentive stock option ("ISO") that qualifies under Section 422 of the Internal Revenue Code of 1986, as amended, is granted will not recognize income at the time of grant or exercise of such Option. No federal income tax deduction will be allowable to the Company upon the grant or exercise of such ISO. However, upon the exercise of an ISO, any excess in the fair market price of the Class A Common Stock over the Option Price constitutes a tax preference item that may have alternative minimum tax consequences for the employee. When the employee sells such shares more than one year after the date of transfer of such shares and more than two years after the date of grant of such ISO, the employee will normally recognize a long-term capital gain or loss equal to the difference, if any, between the sales price of such shares and the aggregate Option Price and the Company will not be entitled to a federal income tax deduction with respect to the exercise of the ISO or the sale of such shares. If the employee does not hold such shares for the required period, when the employee sells such shares, the employee will recognize ordinary compensation income and possibly capital gains or losses in such amounts as are prescribed by the Internal Revenue Code of 1986, as amended, and the regulations thereunder and the Company will generally be entitled to a federal income tax deduction in the amount of such ordinary compensation income.

An employee to whom an Option which is a nonqualified stock option ("NSO") is granted will not recognize income at the time of grant of such Option. When the employee exercises such NSO, the employee will recognize ordinary compensation income equal to the difference, if any, between the Option Price paid and the fair market value, as of the date of Option exercise, of the shares of Class A Common Stock the employee receives. The tax basis of such shares to such employee will be equal to the Option Price paid plus the amount includible in the employee's gross income, and the employee's holding period for such shares will commence on the date of exercise. Subject to the applicable provisions of the Internal Revenue Code of 1986, as amended, and regulations thereunder, the

Company will generally be entitled to a federal income tax deduction in respect of an NSO in an amount equal to the ordinary compensation income recognized by the employee upon the exercise of the NSO.

                           OWNERSHIP OF COMMON STOCK


Ford owns 100% of the common stock of the Company outstanding prior to the Offerings. Upon completion of the Offerings, Ford will beneficially own 55.4% of the outstanding Class A Common Stock (51.9% if the Underwriters' over-allotment options are exercised in full) and 100% of the outstanding Class B Common Stock and, accordingly, will own Common Stock representing approximately 83.4% of the economic interest in the Company (81.4% if the Underwriter's over-allotment options are exercised in full) and representing approximately 95.3% of the combined voting power of the Company's outstanding common stock (94.6% if the Underwriters' over-allotment options are exercised in full). See "Relationship with Ford".


The principal executive offices of Ford are located at The American Road, Dearborn, Michigan 48121.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL


The authorized capital stock of the Company will consist of (i) 440,000,000 shares of Class A Common Stock and 140,000,000 shares of Class B Common Stock and (ii) 40,000,000 shares of Preferred Stock, par value $0.01 per share (the "Preferred Stock"). Of the 440,000,000 shares of Class A Common Stock, 17,400,000 shares are being offered in the Offerings (excluding 2,610,000 shares subject to over-allotment options granted by the Company to the Underwriters), 140,000,000 shares will be reserved for issuance upon conversion of Class B Common Stock into Class A Common Stock and 747,845 shares have been reserved for issuance pursuant to an employee benefit plan. See "Management -- Long-Term Equity Compensation Plan". Of the 140,000,000 shares of Class B Common Stock, 65,956,000 shares will be outstanding and beneficially owned by Ford as of the closing date of the Offerings. As of the closing date of the Offerings, there will be no preferred stock outstanding. A description of the material terms and provisions of the Company's Restated Certificate of Incorporation affecting the relative rights of the Class A Common Stock, the Class B Common Stock and the Preferred Stock is set forth below. The following description of the capital stock of the Company is intended as a summary only and is qualified in its entirety by reference to the form of the Company's Restated Certificate of Incorporation filed with the Registration Statement of which this Prospectus forms a part and to Delaware corporate law.


COMMON STOCK

Voting Rights

The holders of Class A Common Stock and Class B Common Stock generally have identical rights except that holders of Class A Common Stock are entitled to one vote per share. Holders of Class B Common Stock are entitled to five votes per share on all matters to be voted on by stockholders, subject to the right of Ford or the Class B Transferee (as defined below), as the case may be, to reduce from time to time the number of votes per share of Class B Common Stock by written notice to the Company specifying the reduced number of votes per share. Holders of shares of Class A Common Stock and Class B Common Stock are not entitled to cumulate their votes in the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all shares of Class A Common Stock and Class B Common Stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any Preferred Stock. Except as otherwise provided by law, and subject to any voting rights granted to holders of any outstanding Preferred Stock, amendments to the Company's Restated Certificate of Incorporation must be approved by a majority of the combined voting power of all Class A Common Stock and Class B Common Stock, voting together as a single class. However, amendments to the Company's Restated Certificate of Incorporation that would alter or change the powers, preferences or special rights of the Class A Common Stock or the Class B Common Stock so as to affect them adversely also must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class. Notwithstanding the foregoing, any amendment to the Company's Restated Certificate of Incorporation to increase or decrease the authorized shares of any class shall be approved upon the affirmative vote of the holders of a majority of the Common Stock, voting together as a single class.

Dividends

Holders of Class A Common Stock and Class B Common Stock will share ratably in any dividend declared by the Board of Directors, subject to any preferential rights of any outstanding Preferred Stock. Dividends consisting of shares of Class A Common Stock and Class B Common Stock may be paid only as follows: (i) shares of Class A Common Stock may be paid only to holders of shares of Class A Common Stock, and shares of Class B Common Stock may be paid only to holders of Class B Common Stock; and (ii) shares shall be paid proportionally with respect to each outstanding share of Class A and Class B Common Stock.

The Company may not subdivide or combine shares of either class of Common Stock without at the same time proportionally subdividing or combining shares of the other class.

Conversion

Each share of Class B Common Stock is convertible while held by Ford, any of its subsidiaries or the Class B Transferee (as defined below), if any, at the option of the holder thereof into one share of Class A Common Stock. Following the occurrence of a distribution, if any, of shares of Class B Common Stock to stockholders of Ford in a transaction intended to be tax-free under section 355 of the Internal Revenue Code of 1986, as amended (a "tax-free spin-off"), shares of Class B Common Stock shall not be convertible into shares of Class A Common Stock at the option of the holder thereof.

Except as provided below, any shares of Class B Common Stock transferred to a person other than Ford or any of its subsidiaries or the Class B Transferee or any of its subsidiaries shall automatically convert to shares of Class A Common Stock upon such disposition. Shares of Class B Common Stock representing more than a 50% economic interest in the Company transferred by Ford or any of its subsidiaries in a single transaction to one unrelated person (the "Class B Transferee") shall not automatically convert to shares of Class A Common Stock upon such disposition. Any shares of Class B Common Stock retained by Ford or any of its subsidiaries following any such disposition to the Class B Transferee shall automatically convert to shares of Class A Common Stock upon such disposition. Shares of Class B Common Stock transferred to stockholders of Ford or stockholders of the Class B Transferee as a distribution intended to be a tax-free spin-off shall not convert to shares of Class A Common Stock upon the occurrence of a tax-free spin-off. Following a tax-free spin-off, shares of Class B Common Stock shall be transferable as Class B Common Stock, subject to applicable laws; provided, however, that shares of Class B Common Stock shall automatically convert into shares of Class A Common Stock on the fifth anniversary of the tax-free spin-off, unless prior to such tax-free spin-off, Ford or the Class B Transferee, as the case may be, delivers to the Company an opinion of counsel reasonably satisfactory to the Company (which, in the case of Ford, shall include Ford's Chief Tax Officer) to the effect that such conversion would preclude Ford or the Class B Transferee, as the case may be, from obtaining a favorable ruling from the Internal Revenue Service that the distribution would be a tax-free spin-off. If such an opinion is received, approval of such conversion shall be submitted to a vote of the holders of the Common Stock as soon as practicable after the fifth anniversary of the tax-free spin-off unless Ford or the Class B Transferee, as the case may be, delivers to the Company an opinion of counsel reasonably satisfactory to the Company (which, in the case of Ford, shall include Ford's Chief Tax Officer) prior to such anniversary that such vote would adversely affect the status of the tax-free spin-off. Approval of such conversion will require the affirmative vote of the holders of a majority of the shares of both the Class A Common Stock and Class B Common Stock present and voting, voting together as a single class, with each share entitled to one vote for such purpose. No assurance can be given that such conversion would be consummated. The requirement to submit such conversion to a vote of the holders of Common Stock is intended to ensure tax treatment of the tax-free spin-off is preserved should the Internal Revenue Service challenge such automatic conversion as violating the 80% vote requirement. Ford has no current plans with respect to a tax-free spin-off of the Company.

All shares of Class B Common Stock shall automatically convert into Class A Common Stock if a tax-free spin-off has not occurred and the number of outstanding shares of Class B Common Stock beneficially owned by Ford or the Class B Transferee, as the case may be, falls below 20% of the aggregate number of outstanding shares of Common Stock. This will prevent Ford or the Class B Transferee, as the case may be, from decreasing its economic interest in the Company to less than 20% while still retaining control of more than 55% of the Company's voting power. Automatic conversion of the Class B Common Stock into Class A Common Stock if a tax-free spin-off has not occurred and Ford or the Class B Transferee, as the case may be, decreases its economic interest in the Company to less than 20% is intended to ensure that Ford or the Class B Transferee, as the case may be, retains voting control by virtue of its ownership of Class B Common Stock only if it has a significant economic interest in the Company. All conversions will be effected on a share-for-share basis.

Other Rights

In the event of any merger or consolidation of the Company with or into another company in connection with which shares of Common Stock are converted into or exchangeable for shares of stock, other securities or property (including cash), all holders of Common Stock, regardless of class, will be entitled to receive the same kind and amount of shares of stock and other securities and property (including cash).

On liquidation, dissolution or winding up of the Company, after payment in full of the amounts required to be paid to holders of Preferred Stock, if any, all holders of Common Stock, regardless of class, are entitled to share ratably in any assets available for distribution to holders of shares of Common Stock.

No shares of either class of Common Stock are subject to redemption or have preemptive rights to purchase additional shares of Common Stock. However, see "Relationship with Ford -- Corporate Agreement" with respect to certain rights of Ford to purchase additional shares of Common Stock.

Upon consummation of the Offerings, all the outstanding shares of Class A Common Stock and Class B Common Stock will be legally issued, fully paid and nonassessable.

PREFERRED STOCK


The Preferred Stock is issuable from time to time in one or more series and with such designations and preferences for each series as shall be stated in the resolutions providing for the designation and issue of each such series adopted by the Board of Directors of the Company. The Board of Directors is authorized by the Company's Restated Certificate of Incorporation to determine, among other things, the voting, dividend, redemption, conversion and liquidation powers, rights and preferences and the limitations thereon pertaining to such series. The Board of Directors, without stockholder approval, may issue Preferred Stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the Common Stock and could have certain anti-takeover effects. The Company has no present plans to issue any shares of Preferred Stock. The ability of the Board of Directors to issue Preferred Stock without stockholder approval could have the effect of delaying, deferring or preventing a change in control of the Company or the removal of existing management.

CERTAIN CERTIFICATE OF INCORPORATION AND BY-LAW PROVISIONS

Corporate Opportunities

The Company's Restated Certificate of Incorporation will provide that: Ford shall have no duty to refrain from engaging in the same or similar activities or lines of business as the Company, and neither Ford nor any officer or director thereof (except as provided below) shall be liable to the Company or its stockholders for breach of any fiduciary duty by reason of any such activities of Ford. In the event that Ford acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both Ford and the Company, Ford shall have no duty to communicate or offer such corporate opportunity to the Company and shall not be liable to the Company or its stockholders for breach of any fiduciary duty as a stockholder of the Company by reason of the fact that Ford pursues or acquires such corporate opportunity for itself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to the Company.

In the event that a director or officer of the Company who is also a director or officer of Ford acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both the Company and Ford, such director or officer of the Company shall have fully satisfied and fulfilled the fiduciary duty of such director or officer of the Company and its stockholders with respect to such corporate opportunity if such director or officer acts in a manner consistent with the following policy:

     (i) a corporate opportunity offered to any person who is an officer of the Company, and who is also a director but not an officer of Ford, shall belong to the Company;

     (ii) a corporate opportunity offered to any person who is a director but not an officer of the Company, and who is also a director or officer of Ford, shall belong to the Company if such opportunity is expressly offered to such person in writing solely in his or her capacity as a director of the Company, and otherwise shall belong to Ford; and

     (iii) a corporate opportunity offered to any person who is an officer of both the Company and Ford shall belong to the Company if such opportunity is expressly offered to such person in writing solely in his or her capacity as an officer of the Company, and otherwise shall belong to Ford.

For purposes of the foregoing:

     (i) A director of the Company who is Chairman of the Board of Directors of the Company or of a committee thereof shall not be deemed to be an officer of the Company by reason of holding such position (without regard to whether such position is deemed an officer of the Company under the By-laws of the Company), unless such person is a full-time employee of the Company; and


     (ii) (A) The term "Company" shall mean the Company and all corporations, partnerships, joint ventures, associations and other entities in which the Company beneficially owns (directly or indirectly) 50% or more of the outstanding voting stock, voting power, partnership interests or similar voting interests, and (B) the term "Ford" shall mean Ford and all corporations, partnerships, joint ventures, associations and other entities (other than the Company, defined in accordance with clause (A) of this section (ii)) in which Ford beneficially owns (directly or indirectly) 50% or more of the outstanding voting stock, voting power, partnership interests or similar voting interests.


The foregoing provisions of the Company's Restated Certificate of Incorporation shall expire on the date that Ford ceases to own beneficially Common Stock representing at least 20% of the total voting power of all classes of outstanding Common Stock and no person who is a director or officer of the Company is also a director or officer of Ford or any of its subsidiaries (other than the Company).

In addition to any vote of the stockholders required by the Company's Restated Certificate of Incorporation, until the time that Ford ceases to own beneficially Common Stock representing at least 20% of the total voting power of all classes of outstanding Common Stock, the affirmative vote of the holders of more than 80% of the total voting power of all classes of outstanding Common Stock shall be required to alter, amend or repeal in a manner adverse to the interests of Ford and its subsidiaries (other than the Company), or adopt any provision adverse to the interests of Ford and its subsidiaries (other than the Company), and inconsistent with, the corporate opportunity provisions described above. Accordingly, so long as Ford beneficially owns Common Stock representing at least 20% of the total voting power of all classes of outstanding Common Stock, it can prevent any such alteration, amendment, repeal or adoption.

Any person purchasing or otherwise acquiring Common Stock will be deemed to have notice of, and to have consented to, the foregoing provisions of the Company's Restated Certificate of Incorporation.

Provisions That May Have an Anti-Takeover Effect

Certain provisions of the Company's Restated Certificate of Incorporation and By-laws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

The Company's Restated Certificate of Incorporation will provide that, subject to any rights of holders of Preferred Stock to elect additional directors under specified circumstances, the number of directors of the Company will be fixed by the By-laws. The By-laws will provide that, subject to any rights of holders of Preferred Stock to elect directors under specified circumstances, the number of directors will be fixed from time to time exclusively by resolution of the Board of Directors adopted by the vote of directors constituting a majority of the total number of directors that the Company would have if there were no vacancies on the Company's Board of Directors, but shall consist of not more than twelve nor less than three directors. In addition, the Restated Certificate of Incorporation and By-laws will provide that, subject to any rights of holders of Preferred Stock, and unless the Company's Board of Directors otherwise determines, any vacancies will be filled by the affirmative vote of a majority of the remaining members of the Board of Directors, though less than a quorum, or by a sole remaining director; except as otherwise provided by law, any such vacancy may not be filled by the stockholders.

The Company's By-laws will provide for an advance notice procedure for the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors as well as for other stockholder proposals to be considered at annual meetings of stockholders. In general, notice of intent to nominate a director or raise matters at such meetings will have to be received in writing by the Company not less than 60 nor more than 90 days prior to the anniversary of the previous year's annual meeting of stockholders, and must contain certain information concerning the person to be nominated or the matters to be brought before the meeting and concerning the stockholder submitting the proposal. The Company's Restated Certificate of Incorporation and By-laws will also provide that special meetings of stockholders may be called only by certain specified officers of the Company or by any such officer at the request in writing of the Board of Directors; special meetings of stockholders cannot be called by stockholders. In addition, the Company's Restated Certificate of Incorporation will provide that any action required or permitted to be taken by stockholders may be effected by written consent; provided, however, that on and after the date on which neither Ford nor the Class B Transferee continues to beneficially own 50% or more of the total voting power of all classes of outstanding Common Stock, any action required or permitted to be taken by stockholders may be effected only at a duly called annual or special meeting of stockholders and may not be effected by a written consent by stockholders in lieu of such a meeting.

The Company's Restated Certificate of Incorporation will also provide that the affirmative vote of the holders of at least 75% of the total voting power of all classes of outstanding Common Stock, voting together as a single class, is required to amend, repeal or adopt any provision inconsistent with the foregoing provisions of the Restated Certificate of Incorporation. The Restated Certificate of Incorporation and By-laws will further provide that the By-laws may be altered, amended or repealed by the Company's Board of Directors or by the affirmative vote of the holders of at least 75% of the total voting power of all classes of outstanding Common Stock, voting together as a single class.

In addition to the foregoing, certain of the Company's airport concession agreements require the consent of the airport authority in connection with transfers of varying percentages of the Company's common stock. See "Relationship with Ford".

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

The Company is a Delaware corporation subject to Section 203 of the Delaware General Corporation Law (the "Delaware Law"). Section 203 provides that, subject to certain exceptions specified therein, a corporation shall not engage in any business combination with any "interested stockholder" for a three-year period following the time that such stockholder becomes an interested stockholder unless (i) prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares) or (iii) on or subsequent to such time, the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. Except as specified in Section 203 of the Delaware Law, an interested stockholder is defined to include (x) any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation, at any time within three years immediately prior to the relevant date and (y) the affiliates and associates of any such person. Under certain circumstances, Section 203 of the Delaware Law makes it more difficult for an "interested stockholder" to effect various business combinations with a corporation for a three-year period, although the stockholders may elect to exclude a corporation from the restrictions imposed thereunder. By virtue of its ownership of 15% or more of the outstanding voting stock of the Company for more than a three-year period, Ford and its subsidiaries are not themselves restricted from engaging in a business combination with the Company pursuant to Section 203 of the Delaware Law.

LIMITATIONS ON DIRECTORS' LIABILITY

The Company's Restated Certificate of Incorporation provides that no director of the Company shall be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases or (iv) for any transaction from which the director derived an improper personal benefit. The effect of these provisions will be to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from grossly negligent behavior), except in the situations described above.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Stock will be First Chicago Trust Company of New York.

                        SHARES AVAILABLE FOR FUTURE SALE

Upon completion of the Offerings, the Company will have 39,000,000 shares of Class A Common Stock issued and outstanding (41,610,000 if the Underwriters' over-allotment options are exercised in full) and 65,956,000 shares of Class B Common Stock issued and outstanding. All of the shares of Class A Common Stock to be sold in the Offerings will be freely tradeable without restrictions or further registration under the Securities Act of 1933, as amended (the "Securities Act"), except for any shares purchased by an "affiliate" of the Company (as that term is defined in Rule 144 adopted under the Securities Act ("Rule 144")), which will be subject to the resale limitations of Rule 144. All of the outstanding shares of Class B Common Stock are beneficially owned by Ford and have not been registered under the Securities Act and may not be sold in the absence of an effective registration statement under the Securities Act other than in accordance with Rule 144 or another exemption from registration. Ford has certain rights to require the Company to effect registration of shares of Common Stock owned by Ford, which rights may be assigned. See "Relationship with Ford -- Corporate Agreement".


In general, under Rule 144 as in effect as of April 29, 1997, a person (or persons whose shares are required to be aggregated) who has beneficially owned shares of Common Stock for at least one year, including a person who may be deemed an "affiliate", is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of one percent of the total number of shares of the class of stock sold or the average weekly reported trading volume of the class of stock being sold or the average weekly reported trading volume of the class of stock being sold during the four calendar weeks preceding such sale. A person who is not deemed an "affiliate" of the Company at any time during the three months preceding a sale and who has beneficially owned shares for at least two years is entitled to sell such shares under Rule 144 without regard to the volume limitations described above. As defined in Rule 144, an "affiliate" of an issuer is a person that directly or indirectly through the use of one or more intermediaries controls, is controlled by, or is under common control with, such issuer. Rule 144A under the Securities Act ("Rule 144A") provides a non-exclusive safe harbor exemption from the registration requirements of the Securities Act for specified resales of restricted securities to certain institutional investors. In general, Rule 144A allows unregistered resales of restricted securities to a "qualified institutional buyer", which generally includes an entity, acting for its own account or for the account of other qualified institutional buyers, that in the aggregate owns or invests at least $100 million in securities of unaffiliated issuers. Rule 144A does not extend an exemption to the offer or sale of securities that, when issued, were of the same class as securities listed on a national securities exchange or quoted on an automated quotation system. The shares of Class B Common Stock outstanding as of the date of this Prospectus would be eligible for resale under Rule 144A because such shares, when issued, were not of the same class as any listed or quoted securities. The foregoing summary of Rule 144 and Rule 144A is not intended to be a complete description thereof.


Prior to the Offerings, there has been no market for the Class A Common Stock, and no prediction can be made as to the effect, if any, that market sales of outstanding shares of Class B Common Stock, or the availability of such shares for sale, will have on the market price of the Class A Common Stock prevailing from time to time. Nevertheless, sales of substantial amounts of Class B Common Stock beneficially owned by Ford in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices for the Class A Common Stock offered in the Offerings.

Although Ford in the future may effect or direct sales or other dispositions of Common Stock that would reduce its beneficial ownership interest in the Company, Ford has advised the Company that its current intent is to continue to hold all of the Common Stock beneficially owned by it following the Offerings. However, Ford is not subject to any contractual obligation to retain its controlling interest except that Ford and the Company have agreed, subject to certain exceptions, not to sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of J.P. Morgan Securities Inc. As a result, there can be no assurance concerning the period of time during which Ford will maintain its beneficial ownership of Common Stock owned by it following the Offerings. See "Underwriting". Beneficial ownership of at least 80% of the total voting power and value of the outstanding Common Stock is required in order for Ford to continue to include the Company in its consolidated group for federal income tax purposes, and beneficial ownership of at least 80% of the total voting power and 80% of each class of nonvoting capital stock is required in order for Ford to be able to effect a tax-free spin-off or certain other tax-free transactions. See "Relationship with Ford".

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

GENERAL


In connection with the funding of its operations, the Company and certain of its foreign subsidiaries from time to time issue publicly and privately held debt securities (the "Debt Securities"). At December 31, 1996, the Company and its subsidiaries had an aggregate of $5.1 billion in Debt Securities outstanding. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources".


MATURITIES AND INTEREST RATES

The Debt Securities have maturities ranging from 1997 to 2009 with interest rates ranging from 2.0% to 12% (excluding immaterial borrowings by the Company's operation in Brazil, which accrue interest at higher rates due to the high inflationary environment in that country). Certain Debt Securities issued by the Company are redeemable at the option of the holders, including $100 million of Debt Securities due 2009, which are redeemable in 1999, and $150 million of Debt Securities due 2006, which are redeemable in 2002. If such Debt Securities are redeemed, the last to mature of the Debt Securities would mature in 2005. See
Note 2 of the Notes to the Company's consolidated financial statements included in this Prospectus.

COVENANTS

Certain debt instruments under which the Company has issued Debt Securities or guarantees contain the following restrictive covenants:

Limitations on Mergers

The Company may not, subject to certain exceptions, consolidate with, merge into, or sell, convey or transfer its properties and assets substantially as an entirety to another person, if, as a result thereof, any property owned by the Company or certain subsidiaries of the Company ("Restricted Subsidiaries") immediately prior thereto would become subject to any security interest, unless certain publicly held Debt Securities issued by the Company are secured equally and ratably with (or prior to) the debt secured by such security interest.

Limitations on Certain Loans and Advances

The Company may not, and may not permit any Restricted Subsidiary to, make any loan or advance to any person owning more than 50% of the outstanding voting stock of the Company or to any affiliate of such person (other than the Company or a Restricted Subsidiary) if the aggregate outstanding amount of senior indebtedness of the Company and its Restricted Subsidiaries exceeds 400% of the consolidated net worth and subordinated indebtedness of the Company and its Restricted Subsidiaries.

Limitations on Secured Debt

Subject to certain exceptions, including those set forth below, the Company may not create, incur, assume or guarantee, and may not cause, suffer or permit a Restricted Subsidiary to create, incur, assume or guarantee, any secured indebtedness without making effective provisions whereby certain Debt Securities then outstanding and any other indebtedness of or guaranteed by the Company or such Restricted Subsidiary then entitled thereto, subject to applicable priorities of payment, shall be secured by the security interest securing such secured indebtedness equally and ratably with any and all other obligations and indebtedness thereby secured (subject, however, to applicable priorities of payment) so long as such secured indebtedness remains outstanding; provided, however, that the foregoing prohibition shall not be applicable to (i) any security interest in favor of the Company or a Restricted Subsidiary; (ii) certain pre-existing security interests; (iii) security interests existing on property at the time it is acquired by the Company or a Restricted Subsidiary, provided, such security interest is limited to all or part of the property so acquired; (iv)(a) any security interest existing on the property of or on the outstanding shares or indebtedness of a corporation at the time such corporation shall become a Restricted Subsidiary or (b) subject to the provisions referred to above under "-- Limitations on Mergers", any security interest on property of a corporation existing at the time such corporation is merged into or consolidated with the Company or a Restricted Subsidiary or at the time of a sale, lease or other disposition of the properties of a corporation as an entirety or substantially as an entirety to the Company or a Restricted Subsidiary, provided, in each such case, that such security interest does not extend to any property owned prior to such transaction by the Company or any Restricted Subsidiary which was a Restricted Subsidiary prior to such transaction; and (v) security interests on certain business equipment.

Notwithstanding the foregoing provisions, the Company and any one or more Restricted Subsidiaries may issue, assume or guarantee secured indebtedness which would otherwise be subject to the foregoing restrictions in an aggregate amount which, together with all other secured indebtedness of the Company and its Restricted Subsidiaries which would otherwise be subject to the foregoing restrictions (not including indebtedness permitted to be secured as described under "-- Limitations on Secured Debt" above), and the aggregate value of the sale and leaseback transactions in existence at such time (not including sale and leaseback transactions the proceeds of which have been or will be applied in accordance with clause (ii) under "-- Limitations on Sale and Leaseback Transactions" below), do not at the time of incurrence exceed 10% of the consolidated net worth and subordinated indebtedness of the Company and its Restricted Subsidiaries.

Limitations on Sale and Leaseback Transactions

The Company may not, and may not permit any Restricted Subsidiary to, engage in any sale and leaseback transaction unless (i) the Company or such Restricted Subsidiary would be entitled, without reference to the provisions described under "-- Limitations on Secured Debt" above, to incur secured indebtedness in an amount equal to the amount realized or to be realized upon the sale or transfer involved in such sale and leaseback transaction, secured by a security interest on the property to be leased without equally and ratably securing certain outstanding Debt Securities as provided under "-- Limitations on Secured Debt" or (ii) the Company or a Restricted Subsidiary apply, within 120 days after such sale or transfer, an amount equal to the fair value of the property so leased (as determined by the Board of Directors) to the repayment of senior indebtedness of the Company or of any Restricted Subsidiary (other than senior indebtedness owed to the Company or any Restricted Subsidiary) then prepayable.

Limitations on Dividends

The Company may not pay dividends, invest in its own shares or permit investments by its Restricted Subsidiaries in the Company's shares subsequent to a specified date if, together with total investments by the Company and its Restricted Subsidiaries in subsidiaries that are not Restricted Subsidiaries made subsequent to such specified date, the aggregate of any such dividends or investments exceeds the sum of (i) a specified dollar amount, (ii) the aggregate net income of the Company and its Restricted Subsidiaries earned subsequent to such specified date and (iii) net proceeds received from capital stock issued subsequent to such specified date. Immediately following the Offerings, the
Company will be permitted to pay $    in dividends under the most restrictive of
such covenants. See "Use of Proceeds" and "Capitalization".

The last to mature of the outstanding securities of the Company containing any of the foregoing restrictions listed above have a final maturity of November 1, 2009.

                     CERTAIN UNITED STATES TAX CONSEQUENCES

                          TO NON-UNITED STATES HOLDERS

The following is a general discussion of certain U.S. federal income and estate tax consequences of the ownership and disposition of Class A Common Stock by a Non-U.S. Holder. For this purpose, a "Non-U.S. Holder" is any person who is, for U.S. federal income tax purposes, a foreign corporation, a non-resident alien individual, a foreign partnership or a foreign estate or trust. This discussion does not address all aspects of U.S. federal income and estate taxes and does not deal with foreign, state and local consequences that may be relevant to such Non-U.S. Holders in light of their personal circumstances. Furthermore, this discussion is based on provisions of the Internal Revenue Code of 1986, as amended, existing and proposed regulations promulgated thereunder and administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change (possibly with retroactive effect). EACH PROSPECTIVE PURCHASER OF CLASS A COMMON STOCK IS ADVISED TO CONSULT A TAX ADVISOR WITH RESPECT TO CURRENT AND POSSIBLE FUTURE TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF CLASS A COMMON STOCK AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY U.S. STATE, MUNICIPALITY OR OTHER TAXING JURISDICTION.

DIVIDENDS

Dividends paid to a Non-U.S. Holder of Class A Common Stock generally will be subject to withholding of U.S. federal income tax either at a rate of 30% of the gross amount of the dividends or at such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States and, where a tax treaty applies, are attributable to a U.S. permanent establishment of the Non-U.S. Holder, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Under current law, dividends paid to an address outside the United States are presumed to be paid to a resident of such country (unless the payer has knowledge to the contrary) for purposes of the withholding discussed above and, under the current interpretation of United States Treasury regulations, for purposes of determining the applicability of a tax treaty rate. Under proposed United States Treasury regulations not currently in effect, however, a Non-U.S. Holder of Class A Common Stock who wishes to claim the benefit of an applicable treaty rate (and avoid backup withholding, as discussed below) would be required to satisfy applicable certification and other requirements. Currently, certain certification and disclosure requirements must be complied with in order to be exempt from withholding under the effectively connected income exemption discussed above.

A Non-U.S. Holder of Class A Common Stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service (the "IRS").

GAIN ON DISPOSITION OF COMMON STOCK

A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of Class A Common Stock unless (i) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States, and, where a tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Holder, (ii) in the case of a Non-U.S. Holder who is an individual and holds the Class A Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, (iii) the Non-U.S. Holder is subject to tax pursuant to certain provisions of the Code applicable to U.S. expatriates or (iv) the Company is or has been a "U.S.

real property holding corporation" for U.S. federal income tax purposes. The Company believes it is not and does not anticipate becoming a "U.S. real property holding corporation" for U.S. federal income tax purposes.

An individual Non-U.S. Holder described in clause (i) above, will, unless an applicable treaty provides otherwise, be taxed on the net gain derived from the sale under regular graduated U.S. federal income tax rates. An individual Non-U.S. Holder described in clause (ii) above, will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by certain U.S. source capital losses.

If a Non-U.S. Holder that is a foreign corporation falls under clause (i) above, it will be taxed on its gain under regular graduated U.S. federal income tax rates and may be subject to an additional branch profits tax at a 30% rate, unless it qualifies for a lower rate under an applicable income tax treaty.

FEDERAL ESTATE TAX

Class A Common Stock owned or treated as owned by an individual Non-U.S. Holder at the time of death will be included in such holder's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and therefore may be subject to U.S. federal estate tax.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

The Company must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

Under current law, backup withholding at the rate of 31% generally will not apply to dividends paid to a Non-U.S. Holder at an address outside the United States (unless the payer has knowledge that the payee is a U.S. person). Under proposed United States Treasury regulations not currently in effect, however, a Non-U.S. Holder will be subject to backup withholding unless applicable certification requirements are met.

Payment of the proceeds of a sale of Class A Common Stock by or through a U.S. office of a broker is subject to both backup withholding and information reporting unless the beneficial owner provides the payer with its name and address and certifies under penalties of perjury that it is a Non-U.S. Holder, or otherwise establishes an exemption. In general, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of Class A Common Stock by or through a foreign office of a foreign broker. If, however, such broker is, for U.S. federal income tax purposes a U.S. person, a controlled foreign corporation, or a foreign person that derives 50% or more of its gross income for a certain period from the conduct of a trade or business in the United States, such payments will be subject to information reporting, but not backup withholding, unless (1) such broker has documentary evidence in its records that the beneficial owner is a Non-U.S. Holder and certain other conditions are met, or (2) the beneficial owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against such holder's U.S. federal income tax liability provided the required information is furnished in a timely manner to the IRS.

The backup withholding and information reporting rules are under review by the Treasury Department and their application to the Class A Common Stock could be changed by future regulations. Non-U.S. Holders should consult their tax advisors regarding the application of these rules to their particular situations, the availability of an exemption therefrom, the procedure for obtaining such an exemption, if available, and the possible application of the proposed United States Treasury regulations addressing the withholding and the information reporting rules.

                                  UNDERWRITING


Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date of this Prospectus (the "U.S. Underwriting Agreement"), the U.S. Underwriters named below, for whom J.P. Morgan Securities Inc., Goldman, Sachs & Co., Lehman Brothers Inc., Salomon Brothers Inc and Smith Barney Inc. are acting as representatives (the "U.S. Representatives"), have severally agreed to purchase, and the Company has agreed to sell to them, the respective number of shares of Class A Common Stock set forth opposite their names below. Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date of this Prospectus (the "International Underwriting Agreement" and, together with the U.S. Underwriting Agreement, the "Underwriting Agreements"), the International Managers named below, for whom J.P. Morgan Securities Ltd., Goldman Sachs International, ABN AMRO Rothschild, Banque Nationale de Paris, Commerzbank Aktiengesellschaft, Credit Lyonnais, Lehman Brothers International (Europe), Morgan Grenfell & Co. Limited, Salomon Brothers International Limited and Smith Barney Inc. are acting as representatives (the "International Representatives"), have severally agreed to purchase, and the Company has agreed to sell to them, the respective number of shares of Class A Common Stock set forth opposite their names below. The closing of the offering made hereby is a condition to the closing of the International Offering, and vice versa. Under the terms and conditions of the Underwriting Agreements, the Underwriters are obligated to take and pay for all such shares of Class A Common Stock, if any are taken. Under certain circumstances, the commitments of nondefaulting Underwriters may be increased as set forth in the Underwriting Agreements.


                                                                ----------------
                                                                NUMBER OF SHARES
U.S. UNDERWRITERS                                               ----------------
J.P. Morgan Securities Inc. ................................
Goldman, Sachs & Co. .......................................
Lehman Brothers Inc. .......................................
Salomon Brothers Inc........................................
Smith Barney Inc. ..........................................

                                                                   ----------
  Subtotal..................................................       15,660,000
                                                                   ----------

                                                                ----------------
                                                                NUMBER OF SHARES
INTERNATIONAL MANAGERS                                          ----------------
J.P. Morgan Securities Ltd. ................................
Goldman Sachs International.................................
ABN AMRO Rothschild.........................................
Banque Nationale de Paris...................................
Commerzbank Aktiengesellschaft..............................
Credit Lyonnais.............................................
Lehman Brothers International (Europe)......................
Morgan Grenfell & Co. Limited...............................
Salomon Brothers International Limited......................
Smith Barney Inc............................................

                                                                   ----------
  Subtotal..................................................        1,740,000
                                                                   ----------
     Total..................................................       17,400,000
                                                                   ----------

The U.S. Underwriters and the International Managers have entered into an Agreement Between Syndicates (the "Agreement Between Syndicates") which provides for the coordination of their activities. Pursuant to the Agreement Between Syndicates, sales may be made between the U.S. Underwriters and the International Managers of such number of shares as they may mutually agree. The price of any shares so sold shall be the offering price, less such amount as may be mutually agreed upon by the U.S. Representatives and the International Representatives, but not exceeding the selling concession to dealers applicable to such shares. To the extent there are sales between the U.S. Underwriters and the International Managers pursuant to the Agreement Between Syndicates, the number of shares initially available for sale by the U.S. Underwriters or by the International Managers may be more or less than the amount appearing on the cover page of this Prospectus with respect to the Offerings. Neither the U.S. Underwriters nor the International Managers are obligated to purchase from the other any unsold shares. The Underwriters have agreed to reimburse the Company
for certain expenses in the amount of $          .

Pursuant to the Agreement Between Syndicates, each U.S. Underwriter has represented and agreed that (i) it is not purchasing any Class A Common Stock for the account of anyone other than a United States or Canadian Person and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any Class A Common Stock or distribute any prospectus relating to the Offerings outside the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to the Agreement Between Syndicates, each International Manager has represented and agreed that (i) it is not purchasing Class A Common Stock for the account of any United States or Canadian Person and
(ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any Class A Common Stock or distribute any prospectus relating to the Offerings within the United States or Canada or to any United States or Canadian Person. The foregoing limitations do not apply to certain transactions specified in the Agreement Between Syndicates, including stabilization transactions and transactions between the U.S. Underwriters and the International Managers pursuant to the Agreement Between Syndicates. As used herein, "United States or Canadian Person" means any individual who is a national or a resident of the United States or Canada or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or any political subdivision thereof (other than a branch located outside the United States or Canada), and includes any United States or Canadian branch of a person who is otherwise not a United States or Canadian Person.


Pursuant to the Agreement Between Syndicates, each U.S. Underwriter has represented that it has not offered or sold, and agreed not to offer or sell, any Class A Common Stock, directly or indirectly, in Canada in contravention of the securities laws of Canada or any province or territory thereof and has represented that any offer of Class A Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made. Each U.S. Underwriter has further agreed to send to any dealer who purchased from it any of the Class A Common Stock a notice stating in substance that it has not offered or sold, and will not offer or sell, directly or indirectly, any Class A Common Stock in Canada or to, or for the benefit of, any resident of Canada in contravention of the securities laws of Canada or any province or territory thereof and that any offer of Class A Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made, and that such dealer will deliver to any other dealer to whom it sells any of such Class A Common Stock a notice containing substantially the same statement as is contained in this sentence.


Pursuant to the Agreement Between Syndicates, each International Manager has also represented and agreed that (i) it has not offered or sold and prior to the expiration of the period six months from the closing date for the issuance of the Class A Common Stock, will not offer or sell any Class A Common Stock to persons in the United Kingdom, except to those persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for purpose of their businesses or otherwise in circumstances that have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995,

(ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Class A Common Stock in, from or otherwise involving the United Kingdom and
(iii) it has only issued and passed on and will only issue and pass on in the United Kingdom any document received by it in connection with the issue of the Class A Common Stock to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom the document may otherwise lawfully be issued or passed on.

The Underwriters propose initially to offer the Class A Common Stock directly to the public at the price set forth on the cover page of this Prospectus and to
certain dealers at such price less a concession not in excess of $     per
share. The Underwriters may allow, and such dealers may reallow, a concession
not in excess of $     per share to certain other dealers. After the initial
public offering of the Class A Common Stock, the public offering price and such concession may be changed.

The Company has granted to the U.S. Underwriters an option expiring at the close of business on the 30th day after the date of this Prospectus, to purchase up to 2,349,000 additional shares of Class A Common Stock at the initial public offering price, less the underwriting discount. The U.S. Underwriters may exercise such option solely for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise their option, each U.S. Underwriter will have a firm commitment, subject to certain conditions, to purchase approximately the same number of option shares as the number of shares of Class A Common Stock to be purchased by that U.S. Underwriter shown in the foregoing table bears to the total number of shares of Class A Common Stock initially offered by the U.S. Underwriters hereby. The Company has granted the International Managers a similar option exercisable for up to 261,000 additional shares of Class A Common Stock.

In connection with the Offerings, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A Common Stock. Specifically, the Underwriters may over-allot in connection with the Offerings, creating a syndicate short position. In addition, the Underwriters may bid for, and purchase, shares of Class A Common Stock in the open market to cover syndicate short positions or to stabilize the price of the Class A Common Stock. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the Class A Common Stock in the Offerings if the syndicate repurchases previously distributed Class A Common Stock in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Class A Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

The Company and Ford have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

The Company and Ford have agreed that during the period beginning from the date of this Prospectus and continuing to and including the date 180 days after the date of this Prospectus they will (i) not offer, sell, contract to sell or otherwise dispose of any securities of the Company which are substantially similar to the Class A Common Shares, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, Class A Common Stock or any such substantially similar securities or (ii) enter into any swap, option, future, forward or other agreement that transfers, in whole or in part, the economic consequence of ownership of Class A Common Stock or any securities substantially similar to the Class A Common Stock (other than (i) pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date of this Prospectus and (ii) the issuance of Common Stock in connection with the transactions described in this Prospectus), without the prior written consent of J.P. Morgan Securities Inc.

The Underwriters have reserved for sale, at the initial public offering price, shares of the Class A Common Stock for certain employees of the Company and its affiliates in the United States and, subject to local laws, internationally, who have expressed an interest in purchasing such shares of Class A

Common Stock in the Offerings. Such employees are expected to purchase, in the aggregate, not more than 10% of the Class A Common Stock offered in the Offerings. The number of shares available for sale to the general public in the Offerings will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered to the general public on the same basis as other shares offered hereby.

The Class A Common Stock has been approved for listing on the New York Stock Exchange, upon notice of issuance, under the trading symbol "HRZ". In order to meet the requirements for listing the Class A Common Stock on the New York Stock Exchange, the Underwriters have undertaken to sell lots of 100 or more shares of Class A Common Stock to a minimum of 2,000 beneficial owners.

Prior to the Offerings, there has been no public market for the Class A Common Stock. The initial public offering price for the shares of Class A Common Stock offered hereby will be determined by agreement among the Company and the Underwriters. Among the factors considered in making such determination will be the history of and the prospects for the industry in which the Company competes, an assessment of the Company's management, the present operations of the Company, the historical results of operations of the Company and the trend of its revenues and earnings, the prospects for future earnings of the Company, the general condition of the securities markets at the time of the Offerings and the prices of similar securities of generally comparable companies. There can be no assurance that an active trading market will develop for the Class A Common Stock or that the Class A Common Stock will trade in the public market subsequent to the Offerings at or above the initial public offering price.

The Underwriters have advised the Company that they do not expect that sales to accounts over which they exercise discretionary authority will exceed 5% of the shares offered hereby.

From time to time in the ordinary course of their respective businesses, certain of the Underwriters and their affiliates have engaged in and may in the future engage in commercial and/or investment banking transactions with the Company and its affiliates.

                                 LEGAL MATTERS

The validity of the Class A Common Stock offered hereby will be passed upon for the Company by Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York and for the Underwriters by Shearman & Sterling, New York, New York. Simpson Thacher & Bartlett and Shearman & Sterling have in the past provided, and may continue to provide, legal services to Ford and its affiliates.

                                    EXPERTS

The Consolidated Balance Sheet of the Company as of December 31, 1996 and 1995 and the Consolidated Statements of Income and Retained Earnings and Cash Flows for each of the three years in the period ended December 31, 1996 included in this Prospectus, have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (together with all amendments, exhibits, schedules and supplements thereto, the "Registration Statement"), under the Securities Act and the rules and regulations thereunder, for the registration of the Class A Common Stock offered hereby. This Prospectus, which forms a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain parts of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Class A Common Stock offered hereby, reference is made to the Registration Statement. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein are not necessarily complete and, where such contract or other document is an exhibit to the Registration Statement, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is hereby made. The Registration Statement can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any portion of the Registration Statement can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Registration Statement is publicly available through the Commission's site on the Internet's World Wide Web, located at http://www.sec.gov.

The Class A Common Stock has been approved for listing on the New York Stock Exchange (the "NYSE"), upon notice of issuance, under the symbol "HRZ". In addition, certain debt securities of the Company are listed for trading on the NYSE. Copies of the Registration Statement and reports and other information are available for inspection and copying at the office of the NYSE at 20 Broad Street, New York, New York 10005.

The Company is currently subject to abbreviated informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with General Instruction J(1)(a) and (b) to Form 10-K and in accordance therewith files reports and other information with the Commission. Such reports and other information can be inspected and copied at the offices of the Commission set forth above. Copies of such material can be obtained from the Public Reference Section of the Commission at the address set forth above at prescribed rates. In addition, such material is publicly available through the Commission's site on the Internet located at the address set forth above. As a result of the Offerings, the Company will become subject to the full informational requirements of the Exchange Act. The Company will fulfill its obligations with respect to such requirements by filing periodic reports and other information with the Commission. The Company intends to furnish its stockholders with annual reports containing consolidated financial statements certified by an independent public accounting firm.

                         INDEX TO FINANCIAL STATEMENTS

                                                              Page
The Hertz Corporation and Subsidiaries
  Report of Independent Accountants.........................   F-2
  Consolidated Balance Sheet at December 31, 1996 and
     1995...................................................   F-3
  Consolidated Statement of Income for the years ended
     December 31, 1996, 1995 and 1994.......................   F-4
  Consolidated Statement of Stockholders' Equity for the
     years ended December 31, 1996, 1995 and 1994...........   F-5
  Consolidated Statement of Cash Flows for the years ended
     December 31, 1996, 1995 and 1994.......................   F-6
  Notes to Consolidated Financial Statements................   F-8
  Schedule II -- Valuation and Qualifying Accounts for the
     years ended December 31, 1996, 1995 and 1994...........  F-30

                       REPORT OF INDEPENDENT ACCOUNTANTS


To The Hertz Corporation:

We have audited the accompanying consolidated balance sheet of The Hertz Corporation (a wholly-owned subsidiary of Ford Motor Company) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows and the financial statement schedule listed in F-1 for each of the three years ended December 31, 1996. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Hertz Corporation and subsidiaries as of December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years ended December 31, 1996, in conformity with generally accepted accounting principles. In addition, in our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects, the information required to be included therein.

                                          COOPERS & LYBRAND L.L.P.

Parsippany, New Jersey
January 24, 1997, except for Note 14,
as to which the date is March 13, 1997

                     THE HERTZ CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET


                                                                ------------------------
                                                                      DECEMBER 31
                                                                   1996          1995
                                                                ----------    ----------
Dollars in thousands
                           ASSETS
Cash and equivalents (Note 13)..............................    $  179,311    $  137,257
Receivables, less allowance for doubtful accounts of $12,268
  (1995 -- $7,985) (Schedule II)............................       798,686       789,801
Due from affiliates (Notes 5 and 7).........................       456,025       407,442
Inventories, at lower of cost or market.....................        20,220        17,930
Prepaid expenses and other assets (Note 4)..................        80,530        83,345
Revenue earning equipment, at cost (Note 7):
  Cars......................................................     4,698,656     3,951,351
     Less accumulated depreciation..........................      (380,391)     (324,193)
  Other equipment...........................................       908,106       705,084
     Less accumulated depreciation..........................      (190,677)     (162,073)
                                                                ----------    ----------
       Total revenue earning equipment......................     5,035,694     4,170,169
                                                                ----------    ----------
Property and equipment, at cost:
  Land, buildings and leasehold improvements................       515,063       473,930
  Service equipment.........................................       554,134       507,640
                                                                ----------    ----------
                                                                 1,069,197       981,570
     Less accumulated depreciation..........................      (526,466)     (485,680)
                                                                ----------    ----------
       Total property and equipment.........................       542,731       495,890
                                                                ----------    ----------
Franchises, concessions, contract costs and leaseholds, net
  of amortization...........................................        10,117         7,722
Cost in excess of net assets of purchased businesses, net of
  amortization (Note 5).....................................       525,853       547,074
                                                                ----------    ----------
       Total assets.........................................    $7,649,167    $6,656,630
                                                                ==========    ==========
            LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable (Note 7)...................................    $  468,817    $  585,663
Accrued salaries and other compensation.....................       171,508       142,096
Other accrued liabilities...................................       384,191       330,923
Accrued taxes...............................................       105,524        74,714
Debt (Notes 2 and 13).......................................     5,091,844     4,297,484
Public liability and property damage (Schedule II)..........       321,118       311,669
Deferred taxes on income (Note 8)...........................       116,800        77,800
Commitments and contingencies (Notes 9, 11 and 13)
Stockholders' equity (Notes 1 and 2):
  Preferred stock --
     Series A, 10% cumulative...............................       236,000       236,000
     Series B, various rates cumulative.....................       249,900       249,900
  Common stock, par value $1 per share, shares issued -- 200
     Class A, 51 Class B and 490 Class C....................             1             1
  Additional capital paid-in................................        59,008        59,008
  Retained earnings.........................................       435,352       276,733
  Translation adjustment....................................         9,129        14,539
  Unrealized holding gains (losses) for available-for-sale
     securities (Note 4)....................................           (25)          100
                                                                ----------    ----------
       Total stockholders' equity...........................       989,365       836,281
                                                                ----------    ----------
       Total liabilities and stockholders' equity...........    $7,649,167    $6,656,630
                                                                ==========    ==========


         The accompanying notes are an integral part of this statement.

                     THE HERTZ CORPORATION AND SUBSIDIARIES

                        CONSOLIDATED STATEMENT OF INCOME

                                                          --------------------------------------
                                                                 YEARS ENDED DECEMBER 31
                                                             1996          1995          1994
                                                          ----------    ----------    ----------
Dollars in thousands

Revenues:
  Car rental..........................................    $3,161,605    $2,911,703    $2,581,157
  Industrial and construction equipment rental........       392,322       332,328       263,154
  Car leasing (Note 5)................................        35,407        35,548       231,372
  Other (Note 5)......................................        79,049       121,009       218,718
                                                          ----------    ----------    ----------
     Total revenues...................................     3,668,383     3,400,588     3,294,401
                                                          ----------    ----------    ----------
Expenses:
  Direct operating....................................     1,795,157     1,724,791     1,766,228
  Depreciation of revenue earning equipment (Note
     7)...............................................       892,678       803,862       702,644
  Selling, general and administrative.................       425,179       392,518       385,470
  Interest, net of interest income of $10,449, $16,798
     and $7,210 (Note 2)..............................       298,800       307,073       277,228
                                                          ----------    ----------    ----------
     Total expenses...................................     3,411,814     3,228,244     3,131,570
                                                          ----------    ----------    ----------
Income before income taxes............................       256,569       172,344       162,831
Provision for taxes on income (Note 8)................        97,950        67,138        71,749
                                                          ----------    ----------    ----------
Net income............................................    $  158,619    $  105,206    $   91,082
                                                          ==========    ==========    ==========

         The accompanying notes are an integral part of this statement.

                     THE HERTZ CORPORATION AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                 ---------------------------------------------------------------------------------
                                                                                     UNREALIZED
                                  COMMON                                            HOLDING GAINS
                                    AND      ADDITIONAL                             (LOSSES) FOR         TOTAL
                                 PREFERRED    CAPITAL     RETAINED   TRANSLATION   AVAILABLE-FOR-    STOCKHOLDERS'
                                   STOCK      PAID-IN     EARNINGS   ADJUSTMENT    SALE SECURITIES      EQUITY
                                 ---------   ----------   --------   -----------   ---------------   -------------
Dollars in thousands
Balances at December 31,
  1993.........................  $ 439,901    $100,099    $105,445    $(28,749)         $  --          $ 616,696
Net Income.....................                             91,082                                        91,082
Translation adjustment changes
  during the year..............                                         23,478                            23,478
Redemption of preferred
  stock........................   (104,000)                                                             (104,000)
Redemption of common and
  preferred stock in excess of
  par value and related
  expenses.....................                (41,091)                                                  (41,091)
Stock issued in exchange for
  subordinated promissory
  note.........................    150,000                                                               150,000
Unrealized holding losses for
  available-for-sale
  securities...................                                                          (222)              (222)
                                 ---------    --------    --------    --------          -----          ---------
Balances at December 31,
  1994.........................    485,901      59,008     196,527      (5,271)          (222)           735,943
Net Income.....................                            105,206                                       105,206
Cash dividend on common stock
  paid to Ford Motor Company...                            (25,000)                                      (25,000)
Translation adjustment changes
  during the year..............                                         19,810                            19,810
Unrealized holding gains for
  available-for-sale securities
  during the year..............                                                           322                322
                                 ---------    --------    --------    --------          -----          ---------
Balances at December 31,
  1995.........................    485,901      59,008     276,733      14,539            100            836,281
Net Income.....................                            158,619                                       158,619
Translation adjustment changes
  during the year..............                                         (5,410)                           (5,410)
Unrealized holding losses for
  available-for-sale securities
  during the year..............                                                          (125)              (125)
                                 ---------    --------    --------    --------          -----          ---------
Balances at December 31,
  1996.........................  $ 485,901    $ 59,008    $435,352    $  9,129          $ (25)         $ 989,365
                                 =========    ========    ========    ========          =====          =========

         The accompanying notes are an integral part of this statement.

                     THE HERTZ CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                       -----------------------------------------
                                                                YEARS ENDED DECEMBER 31
                                                          1996           1995           1994
                                                       -----------    -----------    -----------
Dollars in thousands
Cash flows from operating activities:
  Net income.........................................  $   158,619    $   105,206    $    91,082
  Non-cash expenses:
     Depreciation of revenue earning equipment.......      892,678        803,862        702,644
     Depreciation of property and equipment..........       82,457         79,696         68,646
     Amortization of intangibles.....................       18,232         19,978         19,401
     Provision for public liability and property
       damage........................................      133,417        134,926        159,049
     Provision for losses for doubtful accounts......        9,912          4,926          6,813
     Write-off of interest on Park Ridge Limited
       Partnership promissory note...................           --             --          8,586
     Deferred income taxes...........................       39,000         28,500          4,700
     Other...........................................       (3,060)            --             --
  Revenue earning equipment expenditures.............   (8,204,179)    (7,255,250)    (6,873,281)
  Proceeds from sales of revenue earning equipment...    6,445,337      6,163,455      4,747,409
  Changes in assets and liabilities, net of effects
     from sale in 1996 of certain claim
     administration service operations, and in 1995
     of the European car leasing and car dealership
     operations --
       Receivables...................................      (20,482)      (180,613)      (181,439)
       Due from affiliates...........................      (48,583)       (35,843)       (43,087)
       Inventories and prepaid expenses and other
          assets.....................................       (1,325)        (1,422)        30,463
       Accounts payable..............................     (117,767)       311,498         70,001
       Accrued liabilities...........................       85,192          9,785         74,633
       Accrued taxes.................................       30,316          6,067          6,656
  Payments of public liability and property damage
     claims and expenses.............................     (123,928)      (127,814)      (118,380)
                                                       -----------    -----------    -----------
     Net cash flows (used for) provided by operating
       activities....................................  $  (624,164)   $    66,957    $(1,226,104)
                                                       -----------    -----------    -----------

         The accompanying notes are an integral part of this statement.

                     THE HERTZ CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                           --------------------------------------
                                                                  YEARS ENDED DECEMBER 31
                                                              1996          1995          1994
                                                           -----------    ---------    ----------
Dollars in thousands
Cash flows from investment activities:
  Property and equipment expenditures..................    $  (179,802)   $(178,279)   $ (150,569)
  Proceeds from sales of property and equipment........         44,950       34,148        35,839
  Available-for-sale securities --
     Purchases.........................................         (6,219)      (6,375)       (8,145)
     Sales.............................................          6,422        6,625         5,221
  Proceeds from sale in 1996 of certain claim
     administration service operations and in 1995 of
     the European car leasing and car dealership
     operations, net of cash and equivalents...........         15,346       56,560            --
  Purchases of various operations (see supplemental
     disclosures below)................................         (6,054)          --        (2,044)
                                                           -----------    ---------    ----------
       Net cash flows used for investing activities....       (125,357)     (87,321)     (119,698)
                                                           -----------    ---------    ----------
Cash flows from financing activities:
  Proceeds from issuance of long-term debt.............        304,604      329,157       719,289
  Repayment of long-term debt..........................       (205,276)    (340,442)     (207,195)
  Short-term borrowings:
     Proceeds..........................................      1,379,740      984,870       736,430
     Repayments........................................     (1,180,063)    (945,283)     (614,439)
     Ninety day term or less, net......................        492,526       54,487       864,816
  Cash dividend on common stock paid to Ford Motor
     Company...........................................             --      (25,000)           --
  Payment for the redemption of common and preferred
     stock and related expenses........................             --           --      (145,091)
                                                           -----------    ---------    ----------
       Net cash flows provided from financing
          activities...................................        791,531       57,789     1,353,810
                                                           -----------    ---------    ----------
Effect of foreign exchange rate changes on cash........             44           83         3,184
                                                           -----------    ---------    ----------
Net increase in cash and equivalents during the
  period...............................................         42,054       37,508        11,192
Cash and equivalents at beginning of year..............        137,257       99,749        88,557
                                                           -----------    ---------    ----------
Cash and equivalents at end of year....................    $   179,311    $ 137,257    $   99,749
                                                           ===========    =========    ==========
Supplemental disclosures of cash flow information:
  Cash paid during the period for --
     Interest (net of amounts capitalized).............    $   300,120    $ 313,139    $  257,652
     Income taxes......................................         38,899       33,775        36,341

     In connection with acquisitions made during the years 1996 and 1994, liabilities assumed were $36 million and $27 million, respectively.

         The accompanying notes are an integral part of this statement.

                     THE HERTZ CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Merger, Change in Ownership and Capitalization


The Hertz Corporation (together with its subsidiaries, referred to herein as "Hertz" or the "Company"), which was incorporated in Delaware in 1967, is a successor to corporations which were engaged in the automobile and truck leasing and rental business since 1918. UAL Corporation ("UAL") (formerly Allegis Corporation) purchased all of the Company's outstanding capital stock from RCA Corporation ("RCA") on August 30, 1985. Park Ridge Corporation ("Park Ridge"), which was 80%-owned by Ford Motor Company ("Ford"), purchased all of the Company's outstanding capital stock from UAL on December 30, 1987. By 1989, Ford reduced its ownership interest in Park Ridge to 49%. On July 19, 1993, Park Ridge (which had no material assets other than the Company) was merged with and into the Company, with the prior stockholders of Park Ridge becoming the stockholders of the Company. The merger has been recorded as a "pooling of interests".


In March 1994, Ford acquired the Company's common stock owned by Commerzbank Aktiengesellschaft. On April 29, 1994, the Company redeemed its preferred and common stock owned by AB Volvo for $145 million, borrowing the funds from Ford to pay for the redemption, and Ford purchased all of the common stock of the Company owned by Park Ridge Limited Partnership ("Partnership"). This resulted in the Company becoming a wholly-owned subsidiary of Ford. In addition, the $150 million subordinated promissory note of the Company held by Ford Motor Credit Company, a wholly-owned subsidiary of Ford ("FMCC"), was exchanged for $150 million of the Series B Preferred Stock of the Company, and a promissory note in the amount of $18.5 million, owed by the Partnership to the Company was assumed by Ford ("Ford Note"). In connection with these transactions, notes payable were increased by $145 million, the Series A Preferred Stock was reduced by $104 million, and additional capital paid-in was reduced by $41 million; interest expense was increased by $8.6 million and provision for taxes was decreased by $3.0 million; and subordinated promissory notes were reduced by $150 million and Series B Preferred Stock was increased by $150 million. The Ford Note was repaid in 1996.

As of December 31, 1996, 100% of the Common Stock of the Company was owned by Ford and 100% of the outstanding Preferred Stock was owned by FMCC.

                     THE HERTZ CORPORATION AND SUBSIDIARIES

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
The capital stock of the Company authorized, issued and outstanding as of December 31, 1996, 1995 and 1994 is set forth below.

                                                               --------------------------------------
                                                               PAR VALUE        NUMBER OF SHARES
                                                                  PER                     ISSUED AND
                                                                 SHARE      AUTHORIZED    OUTSTANDING
                                                               ---------    ----------    -----------
Series A Preferred Stock:
  Balance December 31, 1993................................      $100       4,500,000       3,400,000
  Redemption in 1994.......................................                    --          (1,040,000)
                                                                            ---------      ----------
  Balance December 31, 1994, 1995 and 1996.................      $100       4,500,000       2,360,000
                                                                 ====       =========      ==========
Series B Preferred Stock
  Balance December 31, 1993................................      $100       1,000,000         999,000
  Issued in exchange for subordinated promissory note in
     1994..................................................       100       1,500,000       1,500,000
                                                                            ---------      ----------
  Balance December 31, 1994, 1995 and 1996.................      $100       2,500,000       2,499,000
                                                                 ====       =========      ==========
Class A Common Stock
  Balance December 31, 1993, 1994, 1995 and 1996...........      $  1             200             200
                                                                 ====       =========      ==========
Class B Common Stock
  Balance December 31, 1993................................      $  1             800             311
  Redemption in 1994.......................................                    --                (260)
                                                                            ---------      ----------
  Balance December 31, 1994, 1995 and 1996.................      $  1             800              51
                                                                 ====       =========      ==========
Class C Common Stock
  Balance December 31, 1993, 1994, 1995 and 1996...........      $  1             800             490
                                                                 ====       =========      ==========

The holders of Series A Preferred Stock and Series B Preferred Stock are entitled, when, as and if declared by the Board of Directors of the Company, to cumulative annual dividends, but payable only out of funds legally available therefor, compounded annually (if in arrears). The annual dividend rate through December 31, 1998 is 10% for the Series A Preferred Stock and at various rates which average 4.5% for the Series B Preferred Stock. Commencing January 1, 1999 the annual dividend rates for the Series A Preferred Stock and Series B Preferred Stock are subject to adjustment and are reset on an annual basis. The Series A Preferred Stock and the Series B Preferred Stock are redeemable by their terms at the option of the Company at any time, and do not have any voting rights, except that the holders of the Series A Preferred Stock shall have the right to elect two directors in the event of default, and the holders of the Series B Preferred Stock will be granted voting rights in the event of significant and continuing net operating losses.

The holders of the Class A Common Stock and Class B Common Stock have one vote per share and no special preferences. The holders of the Class C Common Stock have one vote per share and have the right to designate three directors, until such time as fewer than 40 shares thereof (adjusted for stock splits and the like) shall be outstanding, provided, however, that the Class C Common Stock shall in any event have 40% of the general voting power and the right to elect not less than 40% of the members of such Board of Directors, until such time as fewer than 40 shares thereof (as so adjusted) shall be outstanding. The Class C Common Stock is convertible into Class B Common Stock on a share for share basis at any time at the holder's option. Under certain circumstances, shares of Class B Common Stock convert or are convertible into an equivalent number of shares of Class A Common Stock.

                     THE HERTZ CORPORATION AND SUBSIDIARIES

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED) Principles of Consolidation

The consolidated financial statements include the accounts of The Hertz Corporation and its domestic and foreign subsidiaries. All significant intercompany transactions are eliminated.

Consolidated Statement of Cash Flows

For purposes of this statement, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. See Merger, Change of Ownership and Capitalization for noncash investing and financing activities.

Depreciable Assets

The provisions for depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the respective assets, as follows:

Revenue Earning Equipment:                                      --------------
  Cars......................................................    3 to 6 years
  Other equipment...........................................    3 to 11 years
Buildings...................................................    20 to 50 years
Leasehold improvements......................................    Term of lease
Service cars and service equipment..........................    3 to 25 years
Franchises, concessions, contract costs and leaseholds......    10 to 40 years
Cost in excess of net assets of purchased businesses........    10 to 40 years

Hertz follows the practice of charging maintenance and repairs, including the cost of minor replacements, to maintenance expense accounts. Costs of major replacements of units of property are charged to property and equipment accounts and depreciated on the basis indicated above. Gains and losses on dispositions of property and equipment are included in income as realized. Upon disposal of revenue earning equipment, depreciation expense is adjusted for the difference between the net proceeds from sale and the remaining book value.

Environmental Conservation

The use of automobiles and other cars is subject to various governmental controls designed to limit environmental damage, including that caused by emissions and noise. Generally, these controls are met by the manufacturer, except in the case of occasional equipment failure requiring repair by Hertz. To comply with environmental regulations, measures are being taken at certain locations to reduce the loss of vapor during the fueling process and to maintain and replace underground fuel storage tanks. Hertz is also incurring and providing for expenses for the cleanup of fuel discharges and other alleged violations of environmental laws arising from the disposition of waste products. Hertz does not believe that it will be required to make any material capital expenditures for environmental control facilities or to make any other material expenditures to meet the requirements of governmental authorities in this area. Liabilities for these expenditures are recorded when it is probable that obligations have been incurred and the amounts can be reasonably estimated.

Public Liability and Property Damage

Provisions for public liability and property damage on self-insured domestic claims and reinsured foreign claims are made by charges to expense based upon evaluations of estimated ultimate liabilities on reported and unreported claims. For its domestic operations, the Company is, where permitted by

                     THE HERTZ CORPORATION AND SUBSIDIARIES

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED) applicable local law, a qualified self-insurer against liability resulting from accidents under certificates of self-insurance for financial responsibility in all states wherein its vehicles are registered. The Company also self-insures general public liability and property damage for all domestic operations. Since July 1, 1987, all claims have been retained and borne by the Company up to a limit of $5 million for each occurrence, and the Company has maintained insurance with unaffiliated carriers in excess of $5 million up to $450 million per occurrence.

For its foreign operations, the Company purchases insurance to comply with local legal requirements. From January 1, 1993 through December 31, 1996, vehicle liability insurance purchased locally from unaffiliated carriers by Company owned operations in Europe was reinsured by Hertz International RE Limited, a wholly-owned subsidiary of the Company operating as a reinsurer in Dublin, Ireland. Hertz International RE Limited effectively responded to the first $1.5 million of motor vehicle liability for each accident during this period, with excess liability insurance coverage maintained by the Company with unaffiliated carriers. Effective January 1, 1997, the Company replaced an unaffiliated carrier that was the fronted insurer for claims up to $1.5 million per occurrence by establishing a wholly-owned subsidiary, Probus Insurance Company Europe Limited ("Probus"), a direct writer domiciled in Dublin, Ireland. Probus now underwrites the Company's European vehicle liability program (except in Switzerland and Denmark) up to $1.5 million per occurrence. Excess coverage for claims that exceed $1.5 million continues to be maintained with unaffiliated carriers. In the Company's foreign operations other than Europe, the Company is self insured at various amounts up to $100,000 per occurrence, and maintains excess liability insurance coverage up to $450 million per occurrence with unaffiliated carriers.

Foreign Currency Translation

Assets and liabilities of foreign subsidiaries are translated at the rate of exchange in effect on the balance sheet date; income and expenses are translated at the average rate of exchange prevailing during the year. The related translation adjustments are reflected in the stockholders' equity section of the consolidated balance sheet. Foreign currency gains and losses resulting from transactions are included in earnings.

Income Taxes

Effective April 30, 1994, the Company and its domestic subsidiaries are filing consolidated Federal income tax returns with Ford. The Company and its domestic subsidiaries filed consolidated Federal income tax returns after December 31, 1987; prior thereto, from September 1, 1985 to December 31, 1987 they were included in the consolidated Federal income tax return of UAL, and prior thereto in the consolidated Federal income tax return of RCA. The Company provides for current and deferred taxes as if it filed a separate consolidated tax return with its domestic subsidiaries, except that under a tax sharing arrangement with Ford, the Company's right to reimbursement for foreign tax credits is determined based on the usage of such foreign tax credits by the consolidated group. By virtue of its controlling beneficial ownership of the Company, Ford effectively controls all of the Company's tax decisions. The Company and its subsidiaries account for investment tax credits under the flow-through method. As of December 31, 1996, U.S. income taxes have not been provided on $209 million in undistributed earnings of subsidiaries that have been or are intended to be permanently reinvested outside the United States or are expected to be remitted free of taxes.

                     THE HERTZ CORPORATION AND SUBSIDIARIES

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
Advertising

Hertz is a party to a cooperative advertising agreement with Ford pursuant to which Ford participates in some of the cost of certain of Hertz' advertising programs in the United States and abroad which feature the Ford name or products. The amounts contributed by Ford for the years ended December 31, 1996, 1995 and 1994 were (in millions) $45.4, $44.1 and $42.0, respectively. This program is expected to continue in the future. The Company incurred advertising expense for the years ended December 31, 1996, 1995 and 1994 of (in millions) $148.0, $134.5 and $133.6, respectively.

Pension and Income Saving Plans

Qualified domestic employees, after completion of specified periods of service, are eligible to participate in the Retirement Plan for the Employees of The Hertz Corporation ("Hertz Retirement Plan") and in the Income Savings Plan of The Hertz Corporation ("Hertz Income Savings Plan"). Payments are made to pension plans of others pursuant to various collective bargaining agreements. Under the Hertz Retirement Plan, the Company pays the entire cost and employees are not required to contribute. For each plan year beginning January 1, 1996 and thereafter, a qualified employee's cash balance account is credited with an annual cash balance credit equal to: (a) 3% of his/her pensionable earnings for that plan year in the case of a qualified employee who is credited with less than 60 continuous months of service from his/her most recent date of hire, or
(b) 4% of his/her pensionable earnings for that plan year in the case of a qualified employee who is credited with 60 or more continuous months of service from his/her most recent date of hire. In the case of a qualified employee who is first credited with 60 continuous months of service after January 1 of a plan year, the percentage of his/her pensionable earnings utilized in determining his/her annual cash balance credit for that plan year shall be increased to 4% effective as of the first day of the month coincident with or next following his/her completion of 60 continuous months of service from his/her most recent date of hire. This benefit is credited with guaranteed interest rates compounded annually based on rates issued by the Pension Benefit Guaranty Corporation in effect for the preceding December. In addition, all qualified employees age 50 or over with 10 or more years of credited service as of July 1, 1987, will have an additional amount of their pensionable earnings credited to their account. Hertz' funding policy is to contribute at least the minimum amount required by the Employee Retirement Income Security Act of 1974.

Under the Hertz Income Savings Plan, the Company contributes 50% of the first 6% of the employee's contribution for a maximum match contribution by the Company of 3% of the employee's base salary.

Most of the Company's foreign subsidiaries have defined benefit retirement plans or are required to participate in government plans. These plans are all funded, except in Germany, where an unfunded liability is recorded. In certain countries, when the subsidiaries make the required funding payments, they have no further obligations under such plans.

Impairment of Long-Lived Assets and Certain Identifiable Intangibles

The Company evaluates the carrying value of goodwill for potential impairment on an ongoing basis. Such evaluations compare operating income before amortization of goodwill to the amortization recorded for the operations to which the goodwill relates. The Company also considers projected future operating results, trends and other circumstances in making such estimates and evaluations. In addition, the Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.

                     THE HERTZ CORPORATION AND SUBSIDIARIES

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED) Use of Estimates and Assumptions

Use of estimates and assumptions as determined by management is required in the preparation of consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates and assumptions. Certain amounts for prior periods have been reclassified to conform with 1996 presentations.

NOTE 2 -- DEBT

Debt of the Company and its subsidiaries (in thousands of dollars) consists of the following:

                                                              -----------------------
                                                                    DECEMBER 31
                                                                 1996         1995
                                                              ----------   ----------
Notes payable, including commercial paper, average interest
  rate: 1996, 5.6%; 1995, 5.8%..............................  $1,498,002   $1,036,413
Promissory notes, average interest rate: 1996, 7.3%; 1995,
  7.6% (effective average interest rate: 1996, 7.4%; 1995,
  7.7%); net of unamortized discount: 1996, $3,602; 1995,
  $3,019; due 1997 to 2005..................................   1,941,398    1,694,641
Property and equipment lease obligations, average interest
  rate: 1996, 7.5%; 1995, 7.9%; due 1997 to 1998............       2,554        3,602
Medium-term notes, average interest rate: 1996, 9.3%; 1995,
  9.4%; due 1997............................................      75,300      119,175
Senior subordinated promissory notes, average interest rate:
  1996, 9.7%; 1995, 9.5% (effective average interest rate:
  1996, 9.8%; 1995, 9.6%); net of unamortized discount:
  1996, $172; 1995, $313; due 1997 to 1998..................     149,828      249,687
Junior subordinated promissory notes, average interest rate
  6.9%; net of unamortized discount: 1996, $244; 1995, $286;
  due 2000 to 2003..........................................     399,756      399,714
Subsidiaries' debt:
  Short-term borrowings --
     Banks, average interest rate: 1996, 5.1%; 1995, 6.0%,
      in foreign currencies.................................     782,765      684,634
     Commercial paper, average interest rate: 1996, 6.2%;
      1995, 5.8%, in foreign currencies.....................     141,805       11,357
     Others, average interest rate: 1996, 2.7%; 1995, 3.7%,
      in foreign currencies.................................      56,518       51,200
  Other borrowings, average interest rate: 1996, 7.4%; 1995,
     7.0%; in foreign currencies............................      43,918       47,061
                                                              ----------   ----------
Total.......................................................  $5,091,844   $4,297,484
                                                              ==========   ==========

The aggregate amounts of maturities of debt, in millions, are as follows: 1997, $2,718.9 (including $2,478.9 of commercial paper, demand and other short-term borrowings); 1998, $374.5; 1999, $451.1; 2000, $249.8; 2001, $398.9; after 2001,
$898.6. Included in these maturities at the earliest possible redemption date are the following promissory notes of the Company which have put options that can be exercised by the holders of such notes as follows: $5 million at 9.3% due in 2005, that can be redeemed at the option of the holders in 1997; $25 million at 9% due in 2000, that can be redeemed at the option of the holders in 1997, 1998 or 1999; $100 million at 9% due 2009, that can be redeemed at the option of the holders in 1999; and $150 million at 6.3% due 2006, that can be redeemed at the option of the holders in 2002.

                     THE HERTZ CORPORATION AND SUBSIDIARIES

NOTE 2 -- DEBT -- (CONTINUED)
The Company and its subsidiaries have entered into arrangements to manage exposures to fluctuations in interest rates. See Note 13 -- Financial Instruments.

During the year ended December 31, 1996, short-term borrowings, in millions, were as follows: maximum amounts outstanding $2,129.2 commercial paper, $838.1 banks and $137.2 other; monthly average amounts outstanding $1,615.9 commercial paper (weighted average interest rate 5.6%), $754.2 banks (weighted average interest rate 5.3%) and $91.1 other (weighted average interest rate 2.5%).

During the year ended December 31, 1995, short-term borrowings, in millions, were as follows: maximum amounts outstanding $1,853.8 commercial paper, $1,083.5 banks and $193.5 other; monthly average amounts outstanding $1,292.6 commercial paper (weighted average interest rate 6.1%), $828.2 banks (weighted average interest rate 6.4%) and $108.6 other (weighted average interest rate 4.3%).

During the year ended December 31, 1994, short-term borrowings, in millions, were as follows: maximum amounts outstanding $1,021.3 commercial paper, $1,247.6 banks and $194.1 other; monthly average amounts outstanding $659.9 commercial paper (weighted average interest rate 4.9%), $975.5 banks (weighted average interest rate 5.8%) and $95.5 other (weighted average interest rate 5.3%).

The net amortized discount charged to interest expense for the years ended December 31, 1996, 1995 and 1994 relating to debt and other liabilities, in millions, was $.9, $.9, and $1.3, respectively. In addition, interest expense, in millions, for the years 1995, and 1994 was reduced by $1.3 and $1.6, respectively, of interest income, relating to refunds of prior years' state, local and federal income taxes.

In 1996, the Company renewed the following two committed bank facilities with a group of thirty-one commercial banks, which will be utilized to support commercial paper and other short-term borrowings in the aggregate amount of $2.08 billion: (i) five year credit agreement for $1.185 billion is committed until June 30, 2001. The termination date is automatically extended for an additional one-year period each June 30, unless the bank gives notice to the contrary. A facility fee of .09% per annum is payable on the entire commitment amount; and (ii) 364-day credit agreement for $895 million, renewed in June 1996, is committed through June 25, 1997. A facility fee of .0625% per annum is payable on the entire commitment amount.

The Company also entered into a revolving loan agreement with Ford on June 8, 1994 under which the Company could borrow from Ford from time to time up to $250 million outstanding. See Note 14 -- Subsequent Events. Obligations of the Company under this agreement would rank pari passu with the Company's senior debt securities. A commitment fee of .09% per annum is payable on the unused available credit. In addition, at December 31, 1996, the Company and a subsidiary had $269 million of outstanding loans from Ford.

The Company had consolidated unused committed lines of credit subject to customary terms and conditions, which include unused amounts under the three facilities indicated above, of approximately $2.4 billion at December 31, 1996.

The Company maintains a Sales Agency Agreement with Ford Financial Services, Inc., an NASD registered broker-dealer and an indirect, wholly-owned subsidiary of Ford ("FFS"), whereby FFS acts as the exclusive dealer for the Company's domestic commercial paper program. The Company pays fees to FFS which range from
 .035% to .05% per annum of commercial paper placed depending upon the monthly average dollar value of the notes outstanding in the portfolio. In 1996, the Company paid FFS $556,754 of such fees. FFS is under no obligation to purchase any of the notes for its own account. FFS has acted as the Company's exclusive commercial paper dealer since October 1994, and the Sales Agency Agreement may not be amended or terminated without the written consent of both parties. The

                     THE HERTZ CORPORATION AND SUBSIDIARIES

NOTE 2 -- DEBT -- (CONTINUED)
Company, through its subsidiary Hertz Australia Pty. Limited ("Hertz Australia"), has a similar agreement with Ford Credit Australia Limited, also an indirect, wholly-owned subsidiary of Ford Motor Company.


Borrowing for the Company's international operations consists mainly of loans obtained from local and international banks. All borrowings by international operations either are in the international operation's local currency or, if in non-local currency, are fully hedged to minimize foreign exchange exposure. The Company guarantees only the borrowings of its subsidiaries in Australia and Canada, which consist principally of commercial paper denominated in local currency. At December 31, 1996, the total debt for the foreign operations was $1,025 million, of which $981 million was short-term (original maturity of less than one year) and $44 million was long-term. At December 31, 1996, the total amounts outstanding (in millions of U.S. dollars) under the Australian and Canadian commercial paper programs were $123 and $19, respectively.



Certain debt instruments under which the Company has issued debt securities restrict the Company's ability to pay dividends. Such restrictions generally provide that the Company may not pay dividends, invest in its own shares or permit investments by certain subsidiaries of the Company ("Restricted Subsidiaries") in the Company's shares subsequent to a specified date if, together with total investments by the Company and its Restricted Subsidiaries in subsidiaries that are not Restricted Subsidiaries made subsequent to such specified date, the aggregate of any such dividends or investments exceeds the sum of (i) a specified dollar amount, (ii) the aggregate net income of the Company and its Restricted Subsidiaries earned subsequent to such specified date and (iii) net proceeds received from capital stock issued subsequent to such specified date. At December 31, 1996, approximately $331 million of consolidated stockholders' equity was free of such limitations.


NOTE 3 -- FOREIGN CURRENCY

Foreign currency exchange gains and losses included in net income were net gains of $3.4 million, $2.0 million and $1.2 million for the years ended December 31, 1996, 1995 and 1994, respectively.

NOTE 4 -- AVAILABLE-FOR-SALE SECURITIES

As of December 31, 1996, Prepaid Expenses and Other Assets in the consolidated balance sheet include available-for-sale securities at fair value (in thousands) of $5,405 (cost $5,432). The fair value is calculated using information provided by outside quotation services. These securities include various governmental and corporate debt obligations, with the following maturity dates (in thousands): fair value $113 (cost $116) in 1997; fair value $4,373 (cost $4,376) 1998 through 2002; fair value $899 (cost $929) 2003 through 2012; $20 fair value (cost $11) after 2012. For the year ended December 31, 1996, proceeds of $6.4 million from the sale of available-for-sale securities were received, and a gross realized gain of $105,813 and gross realized loss of $134,474 were included in earnings. Actual cost was used in computing the realized gain and loss on the sale. For the year ended December 31, 1996, unrealized holding losses and unrealized holding gains, net of taxes, included in Stockholders' Equity were $62,000 and $37,000, respectively.

NOTE 5 -- PURCHASES AND SALES OF OPERATIONS

In June 1996, the Company acquired all of the capital stock of a foreign licensee car rental and leasing operation and the assets of a domestic car rental operation. In February 1996, the Company acquired the assets of a domestic construction equipment rental operation. The costs related to these acquisitions exceeded the net assets acquired by $6.1 million.

                     THE HERTZ CORPORATION AND SUBSIDIARIES

NOTE 5 -- PURCHASES AND SALES OF OPERATIONS -- (CONTINUED)
In May 1996, the Company sold certain of its claim administration service operations effective February 29, 1996, which included the administration of workers' compensation claims and other related services, and health related benefit claims. The net proceeds from the sale approximated $15.3 million, which exceeded its book value by approximately $3 million. The total assets of these operations at February 29, 1996 were $15.5 million and revenues for the year ended December 31, 1995 were $31.0 million, with negligible net income. Therefore, the Company believes that this transaction will not have a material effect on its financial position or results of operations.

On July 31, 1994, Axus, S.A., a car leasing company of the Company which operates in various countries in Europe, acquired an additional interest in Locaplan S.A., a car leasing operation in France, increasing its ownership from 50% to 100%. The cost relating to this acquisition approximated $2.3 million, which exceeded the net assets acquired by approximately $2.2 million. Commencing in August 1994, the accounts of this operation have been included in the consolidated financial statements of the Company, which did not have a material effect on the Company's consolidated financial position or results of operations. These operations were sold by the Company effective January 1, 1995 to Hertz Leasing International, Inc. ("HLI"), at an amount equal to its book value of approximately $61 million. HLI is an indirect, wholly-owned subsidiary of Ford. For additional consideration payable over five years, except for Australia, New Zealand and Brazil, Ford has received the worldwide rights (subject to certain existing license rights) to use and sublicense others to use the "Hertz" name in the conduct of car leasing businesses -- $9.3 million was received in each of the years 1996 and 1995. The unaudited total assets as of December 31, 1994 and unaudited total revenues and net income for the year ended December 31, 1994 of the Company's European car leasing and car dealership operations were (in millions) $482, $295 and $6, respectively. This transaction did not have a material effect on the Company's financial position or results of operations.

At December 31, 1996, a foreign subsidiary of the Company had $10.9 million of loans receivable including related interest from foreign subsidiaries of HLI, which mature in 1997.

In connection with the acquisition of the Company by Park Ridge in December 1987 and UAL in August 1985, the excess of the purchase price over the consolidated equity of the Company at the time of these purchases was $658.3 million. These costs are being amortized by the Company over 40 years. The unamortized amount of such costs at December 31, 1996 was $501.3 million.

                     THE HERTZ CORPORATION AND SUBSIDIARIES

NOTE 6 -- PENSION AND INCOME SAVINGS PLAN AND POSTRETIREMENT BENEFIT PLANS

The following tables set forth the funded status and the net periodic pension cost of the Hertz Retirement Plan covering its domestic ("U.S.") employees and the retirement plans for foreign operations ("Non-U.S.") and amounts included in the consolidated balance sheet and statement of income (in millions of dollars):

                                                            -----------------------------------------
                                                             DECEMBER 31, 1996     DECEMBER 31, 1995
                                                             U.S.      NON-U.S.     U.S.     NON-U.S.
                                                            -------    --------    ------    --------
Actuarial present value of accumulated benefit
  obligation --
  Vested................................................    $ (73.7)    $(34.1)    $(62.6)    $(27.9)
  Nonvested.............................................       (8.9)      (4.8)      (8.4)      (3.7)
                                                            -------     ------     ------     ------
     Total..............................................    $ (82.6)    $(38.9)    $(71.0)    $(31.6)
                                                            =======     ======     ======     ======
Actuarial present value of projected benefit
  obligation............................................    $(111.4)    $(49.3)    $(98.9)    $(37.3)
Plan assets at fair value...............................      101.1       32.5       90.4       25.5
                                                            -------     ------     ------     ------
Projected benefit obligation in excess of plan assets...      (10.3)     (16.8)      (8.5)     (11.8)
Unrecognized net (gain) loss............................      (20.0)       9.9      (14.2)       5.0
Prior service cost not yet recognized in net periodic
  pension cost..........................................      --         --            .2      --
Remaining unrecognized net obligation...................        1.0      --           1.3      --
                                                            -------     ------     ------     ------
Pension liability included in the balance sheet.........    $ (29.3)    $ (6.9)    $(21.2)    $ (6.8)
                                                            =======     ======     ======     ======


                                            -------------------------------------------------------------
                                                               YEARS ENDED DECEMBER 31
                                                   1996                  1995                 1994
                                            ------------------    ------------------    -----------------
                                             U.S.     NON-U.S.     U.S.     NON-U.S.    U.S.     NON-U.S.
                                            ------    --------    ------    --------    -----    --------
Service cost -- benefits earned during
  the period............................    $  8.0     $ 4.0      $  5.3     $ 2.2      $ 6.4     $ 2.3
Interest cost on projected benefit
  obligation............................       7.0       2.3         6.1       2.1        7.2       1.5
Return on assets:
  Actual (gain) loss....................     (14.1)     (1.9)      (21.3)     (1.5)        .7      (1.5)
  Deferred gain (loss)..................       7.5      --          15.4      --         (6.1)     --
Net amortization and deferral...........        .8      --            .2        .1        1.8        .1
                                            ------     -----      ------     -----      -----     -----
Net periodic pension cost included in
  the income statement..................    $  9.2     $ 4.4      $  5.7     $ 2.9      $10.0     $ 2.4
                                            ======     =====      ======     =====      =====     =====


Significant assumptions used for the U.S. plan were as follows: weighted average discount rate of 7.25% at December 31, 1996, 7.0% during 1996 (8.25% during 1995 and 7% during 1994); 5.5% rate of increase in future compensation levels (5.1% for 1995 and 5.5% for 1994); and expected long-term rate of return on assets of 9%. Assumptions used for the Non-U.S. plans vary by country and are made in accordance with local conditions, but do not vary materially from those used in the U.S. plan. Plan assets consist principally of investments in stocks, government bonds and other fixed income securities.

The provisions charged to income for the years ended December 31, 1996, 1995 and 1994 for all other pension plans were approximately (in millions) $6.7, $6.1 and $6.0, respectively.

The provisions charged to income for the years ended December 31, 1996, 1995 and 1994 for the Hertz Income Savings Plan were approximately (in millions) $3.8, $3.4 and $3.0, respectively.

                     THE HERTZ CORPORATION AND SUBSIDIARIES

NOTE 6 -- PENSION AND INCOME SAVINGS PLAN AND POSTRETIREMENT BENEFIT PLANS -- (CONTINUED)
The estimated cost for postretirement health care and life insurance benefits is accrued on an actuarially determined basis. The following sets forth the plans' status, reconciled with the amounts included in the consolidated balance sheet and statement of income (in millions):

                                                                ------------
                                                                DECEMBER 31
ACTUARIAL PRESENT VALUE OF ACCUMULATED BENEFIT OBLIGATION --    1996    1995
------------------------------------------------------------    ----    ----
  Retirees..................................................    $1.8    $1.7
  Active employees eligible to retire.......................     2.0     3.0
  Other active employees....................................     4.3     3.5
                                                                ----    ----
     Total accumulated benefit obligation...................     8.1     8.2
Unrecognized net gain.......................................     1.0      .3
                                                                ----    ----
Accrued liability included in the balance sheet.............    $9.1    $8.5
                                                                ====    ====

                                                                --------------------
                                                                    YEARS ENDED
                                                                    DECEMBER 31
                                                                1996    1995    1994
                                                                ----    ----    ----
Benefits attributed to employees' service...................    $.3     $ .2    $ .2
Interest on accumulated benefit obligation..................     .5       .5      .4
Amortization of net gain....................................     --      (.1)    (.3)
                                                                ---     ----    ----
     Net periodic postretirement benefit cost...............    $.8     $ .6    $ .3
                                                                ===     ====    ====

The significant assumptions used for the postretirement benefit plans were as follows: weighted average discount rate of 7.5% at December 31, 1996, 7.25% during 1996 (8.75% in 1995 and 7.5% in 1994), 5.5% rate of increase in future compensation levels (5.3% in 1995 and 5.5% in 1994), 7.5% weighted average health care cost trend rate through 2001 (8.3% in 1995 and 9% in 1994), and 6.7% weighted average trend rate in ten years (7.5% in 1995 and 8% in 1994). Changing the assumed health care cost trend rates by one percentage point in each year would change the accumulated postretirement benefit obligation as of December 31, 1996 by approximately $555,000, and the aggregate service and interest cost components of net periodic postretirement benefit cost for 1996 by approximately $90,000.

NOTE 7 -- REVENUE EARNING EQUIPMENT

Revenue earning equipment is used in the rental of cars and industrial and construction equipment and the leasing of cars under closed-end leases where the disposition of the cars upon termination of the lease is for the account of Hertz. Revenue is recorded as earned under the terms of the rental or leasing contract. Revenue on open contracts is accrued to the balance sheet date based on the terms in the contracts. Expenses are recorded as incurred. Over the three years ended December 31, 1996, on a weighted average basis, approximately 66% of the cars acquired by the Company for its U.S. rental car fleet, and approximately 33% of the cars acquired by the Company for its international fleet, were manufactured by Ford. During 1996, approximately 64% of the cars acquired by the Company domestically were manufactured by Ford. The percentage of Ford cars acquired by the Company for its U.S. rental car fleet is expected to remain at these or higher levels in the future. In 1996, approximately 28% of the cars acquired by the Company for its international fleet were manufactured by Ford, which represented the largest percentage of any automobile manufacturer in that year.

Under operating leases, aggregate minimum future rentals for cars leased at December 31, 1996 are receivable approximately as follows (in millions): $25 in 1997, $15 in 1998, $6 in 1999, and $1 in

                     THE HERTZ CORPORATION AND SUBSIDIARIES

NOTE 7 -- REVENUE EARNING EQUIPMENT -- (CONTINUED)
2000. Cars under lease at December 31, 1996 which are owned by Hertz amounted to $95 million, net of accumulated depreciation of $25 million.


The average holding periods of cars and other revenue earning equipment are as follows: cars used in the car rental business, 5 to 12 months; cars used in the car leasing business, 36 months; and equipment used in the industrial and construction equipment rental business, 24 to 60 months. At December 31, 1996, the average ages of owned cars and other revenue earning equipment are as follows: cars used in the car rental business, 7 months; cars used in the car leasing business, 19 months; and equipment used in the industrial and construction equipments rental business, 19.7 months. At December 31, 1996, the Company was subject to residual risk with respect to 17% of all cars in its worldwide car rental and leasing operations and 100% of the equipment in the industrial and construction equipment rental business.


Depreciation of revenue earning equipment includes the following (in thousands of dollars):

                                                               --------------------------------
                                                                   YEARS ENDED DECEMBER 31
                                                                 1996        1995        1994
                                                                 ----        ----        ----
Depreciation of revenue earning equipment..................    $904,504    $753,999    $651,413
  Adjustment of depreciation upon disposal of the
     equipment.............................................     (23,221)     (6,356)    (22,983)
Rents paid for vehicles leased.............................      11,395      56,219      74,214
                                                               --------    --------    --------
     Total.................................................    $892,678    $803,862    $702,644
                                                               ========    ========    ========

Effective July 1, 1994, certain lives being used to compute the provision for depreciation of revenue earning equipment used in the Company's industrial and construction equipment rental business were increased to reflect changes in the estimated residual values to be realized when the equipment is sold. As a result of this change, depreciation of revenue earning equipment for the years 1995 and 1994 were decreased by $12.0 million and $9.6 million, respectively.


The adjustment of depreciation upon disposal of revenue earning equipment for the years ended December 31, 1996, 1995, and 1994 included (in millions) net gains of $20.7, $13.8 and $13.2, respectively, on the sale of industrial and construction equipment, net gains of $2.5, net losses of $7.5 and net gains of $9.8, respectively, on the sale of cars used in the car rental and car leasing operations.



In view of the favorable market conditions in 1995 and 1996 for the sale of used equipment in the industrial and construction equipment rental business, effective January 1, 1997, certain estimated useful lives being used to compute the provision for depreciation will be increased by approximately 10% (the new depreciable lives will range between 3.3 years and 12.1 years) to reflect the anticipated changes in the estimated residual values to be realized when the equipment is sold. This should result in lower annual depreciation charges and lower gains on the disposal of the used equipment than has been the case in 1996 and 1995.


As of December 31, 1996 and 1995, Ford owed the Company and its subsidiaries $445.1 million and $358.6 million, respectively, in connection with various car repurchase and warranty programs. As of December 31, 1996 and 1995, the Company and its subsidiaries owed Ford $26.6 million and $9.4 million, respectively (which amounts are included in Accounts Payable in the consolidated balance sheet) in connection with cars purchased. These transactions were made and are being paid in the ordinary course of business.

During the year ended December 31, 1996, the Company purchased Ford cars at a cost of approximately $4.3 billion, and sold these cars to Ford or its affiliates under various repurchase programs for approximately $3.2 billion.

                     THE HERTZ CORPORATION AND SUBSIDIARIES

NOTE 8 -- TAXES ON INCOME

The provision for taxes on income consists of the following (in thousands of dollars):

                                                              ----------------------------
                                                                YEARS ENDED DECEMBER 31
                                                               1996       1995      1994
                                                              -------   --------   -------
Current:
  Federal...................................................  $31,360   $ 10,381   $38,797
  Foreign...................................................   18,832     29,422    20,016
  State and local...........................................    8,758     (1,165)    8,236
                                                              -------   --------   -------
       Total current........................................   58,950     38,638    67,049
                                                              -------   --------   -------
Deferred:
  Federal...................................................   23,772     35,577     2,027
  Foreign...................................................    6,228    (11,577)     (127)
  State and local...........................................    9,000      4,500     2,800
                                                              -------   --------   -------
       Total deferred.......................................   39,000     28,500     4,700
                                                              -------   --------   -------
       Total provision......................................  $97,950   $ 67,138   $71,749
                                                              =======   ========   =======

The principal items in the deferred tax provision (benefit) are as follows (in thousands of dollars):

Difference between tax and book depreciation................  $ 64,176   $ 34,790   $  9,234
Accrued and prepaid expense deducted for tax purposes when
  paid or incurred..........................................   (39,427)    13,671    (14,517)
Tax operating loss utilized (carryforwards).................    (7,217)     1,507     (2,636)
Federal alternative minimum tax credit utilized
  (carryforwards)...........................................    10,217    (10,217)     1,072
Foreign tax credit utilized (carryforwards).................    11,251    (11,251)     --
Investment tax credit utilized..............................     --         --        11,547
                                                              --------   --------   --------
     Total deferred provision...............................  $ 39,000   $ 28,500   $  4,700
                                                              ========   ========   ========

The principal items in the deferred tax liability at December 31, 1996 and 1995 are as follows (in thousands of dollars):

                                                              ---------------------
                                                                1996        1995
                                                              ---------   ---------
Difference between tax and book depreciation................  $ 309,368   $ 245,192
Accrued and prepaid expense deducted for tax purposes when
  paid or incurred..........................................   (148,526)   (109,099)
Tax operating loss carryforwards............................    (12,626)     (5,409)
Foreign tax credit carryforwards............................     --         (11,251)
Federal alternative minimum tax credit carryforwards........    (31,416)    (41,633)
                                                              ---------   ---------
     Total..................................................  $ 116,800   $  77,800
                                                              =========   =========

The tax operating loss carryforwards at December 31, 1996 of $12.6 million relate to certain foreign operations and have the following expiration dates (in millions): $1.0 in 2001, $.2 in 2002, $.2 in 2006, and $11.2 with no expiration dates. It is anticipated that such operations will become profitable in the future and the carryforwards will be fully utilized.

As of December 31, 1996, the alternative minimum tax credit carryforwards of $31.4 million (which have no expiration date) will be utilized upon reversal of timing differences and against future taxable income.

                     THE HERTZ CORPORATION AND SUBSIDIARIES

NOTE 8 -- TAXES ON INCOME -- (CONTINUED)
The principal items accounting for the difference in taxes on income computed at the U.S. statutory rate of 35% and as recorded are as follows (in thousands of dollars):

                                                                ------------------------------
                                                                   YEARS ENDED DECEMBER 31
                                                                  1996       1995       1994
                                                                --------    -------    -------
Computed tax at statutory rate..............................    $ 89,799    $60,320    $56,991
State and local income taxes, net of Federal income tax
  benefit...................................................      11,543      2,168      7,173
Tax effect on the amortization of the cost in excess of the
  Company's net assets acquired by Park Ridge and UAL.......       5,762      5,764      5,760
Adjustments made to tax accruals in connection with tax
  audit evaluations and the effects of prior years' tax
  sharing arrangements between companies, UAL and RCA.......     (13,945)     --        (1,511)
Income taxes on foreign earnings at effective rates
  different from the U.S. statutory rate, including the
  anticipated realization of certain foreign tax benefits
  and the effect of subsidiaries' gains and losses and
  exchange adjustments with no tax effect...................       5,937     (3,890)     1,987
All other items, net, none of which exceeded 5% of computed
  tax.......................................................      (1,146)     2,776      1,349
                                                                --------    -------    -------
     Total provision........................................    $ 97,950    $67,138    $71,749
                                                                ========    =======    =======

NOTE 9 -- LEASE AND CONCESSION AGREEMENTS

Hertz has various concession agreements which provide for payment of rents and a percentage of revenue with a guaranteed minimum and real estate leases under which the following amounts were expensed (in thousands of dollars):

                                                             ------------------------------
                                                                YEARS ENDED DECEMBER 31
                                                               1996       1995       1994
                                                             --------   --------   --------
Rents......................................................  $ 47,328   $ 49,903   $ 50,066
Concession fees:
  Minimum fixed obligations................................   123,014    121,632    114,920
  Additional amounts, based on revenues....................   131,904    121,461    107,685
                                                             --------   --------   --------
     Total.................................................  $302,246   $292,996   $272,671
                                                             ========   ========   ========

As of December 31, 1996, minimum obligations under existing agreements referred to above are approximately as follows (in thousands of dollars):

                                                              ----------------------
                                                               RENTS     CONCESSIONS
                                                              --------   -----------
Years ended December 31,
  1997......................................................  $ 41,492     $90,128
  1998......................................................    36,638      66,049
  1999......................................................    30,726      45,970
  2000......................................................    26,363      29,577
  2001......................................................    23,178      13,187
Years after 2001............................................   130,531      46,242

                     THE HERTZ CORPORATION AND SUBSIDIARIES

NOTE 9 -- LEASE AND CONCESSION AGREEMENTS -- (CONTINUED)
In addition to the above, Hertz has various leases on cars and office and computer equipment under which the following amounts were expensed (in thousands of dollars):

                                                              ---------------------------
                                                                YEARS ENDED DECEMBER 31
                                                               1996      1995      1994
                                                              -------   -------   -------
Cars........................................................  $11,395   $56,219   $74,214
Office and computer equipment...............................   21,772    23,965    23,679
                                                              -------   -------   -------
     Total..................................................  $33,167   $80,184   $97,893
                                                              =======   =======   =======

As of December 31, 1996, minimum obligations under existing agreements referred to above that have a maturity of more than one year are as follows (in thousands): office and computer equipment 1997, $8,279; 1998, $4,784; 1999, $1,514; 2000, $66; 2001, $8.

NOTE 10 -- SEGMENT INFORMATION

The Company's business consists of two significant segments: Rental and leasing of automobiles and certain other activities ("car rental"); and rental of industrial, construction and materials handling equipment ("industrial and construction equipment rental"). The contributions of these segments to other financial data are summarized as follows (in millions of dollars):

                                                                -----------------------------
                                                                   YEARS ENDED DECEMBER 31
                                                                 1996       1995       1994
                                                                -------    -------    -------
Revenues
  Car rental................................................    $ 3,276    $ 3,068    $ 3,031
  Industrial and construction equipment rental..............        392        333        263
                                                                -------    -------    -------
    Total...................................................    $ 3,668    $ 3,401    $ 3,294
                                                                =======    =======    =======
Depreciation of revenue earning equipment
  Car rental................................................    $   815    $   746    $   663
  Industrial and construction equipment rental..............         78         58         40
                                                                -------    -------    -------
    Total...................................................    $   893    $   804    $   703
                                                                =======    =======    =======
Depreciation of property and equipment
  Car rental................................................    $    71    $    71    $    61
  Industrial and construction equipment rental..............         11          9          8
                                                                -------    -------    -------
    Total...................................................    $    82    $    80    $    69
                                                                =======    =======    =======
Amortization of intangibles
  Car rental................................................    $    18    $    20    $    19
  Industrial and construction equipment rental..............      --         --         --
                                                                -------    -------    -------
    Total...................................................    $    18    $    20    $    19
                                                                =======    =======    =======
Operating income (pre-tax income before interest)
  Car rental................................................    $   421    $   356    $   353
  Industrial and construction equipment rental..............        134        123         87
                                                                -------    -------    -------
    Total...................................................    $   555    $   479    $   440
                                                                =======    =======    =======
Income before income taxes
  Car rental................................................    $   166    $    87    $   107
  Industrial and construction equipment rental..............         91         85         56
                                                                -------    -------    -------
    Total...................................................    $   257    $   172    $   163
                                                                =======    =======    =======
Total assets at end of year
  Car rental................................................    $ 6,779    $ 5,993    $ 6,023
  Industrial and construction equipment rental..............        870        664        498
                                                                -------    -------    -------
    Total...................................................    $ 7,649    $ 6,657    $ 6,521
                                                                =======    =======    =======

                     THE HERTZ CORPORATION AND SUBSIDIARIES

NOTE 10 -- SEGMENT INFORMATION -- (CONTINUED)

                                                                -----------------------------
                                                                   YEARS ENDED DECEMBER 31
                                                                 1996       1995       1994
                                                                -------    -------    -------
Revenue earning equipment, net, at end of year
  Car rental................................................    $ 4,318    $ 3,627    $ 3,854
  Industrial and construction equipment rental..............        718        543        406
                                                                -------    -------    -------
    Total...................................................    $ 5,036    $ 4,170    $ 4,260
                                                                =======    =======    =======
Revenue earning equipment and property and equipment
  Car rental
    Expenditures............................................    $ 8,006    $ 7,144    $ 6,789
    Proceeds from sale......................................     (6,386)    (6,122)    (4,718)
                                                                -------    -------    -------
      Net expenditures......................................    $ 1,620    $ 1,022    $ 2,071
                                                                =======    =======    =======
  Industrial and construction equipment rental
    Expenditures............................................    $   378    $   290    $   235
    Proceeds from sale......................................       (104)       (76)       (65)
                                                                -------    -------    -------
      Net expenditures......................................    $   274    $   214    $   170
                                                                =======    =======    =======


The Company operates in the United States and in foreign countries. The operations within major geographic areas are summarized as follows (in millions of dollars):

                                                                -----------------------------
                                                                   YEARS ENDED DECEMBER 31
                                                                 1996       1995       1994
                                                                -------    -------    -------
Revenues
  United States.............................................    $ 2,723    $ 2,510    $ 2,258
  Foreign operations (substantially Europe).................        945        891      1,036
                                                                -------    -------    -------
    Total...................................................    $ 3,668    $ 3,401    $ 3,294
                                                                =======    =======    =======
Depreciation of revenue earning equipment
  United States.............................................    $   789    $   717    $   540
  Foreign operations (substantially Europe).................        104         87        163
                                                                -------    -------    -------
    Total...................................................    $   893    $   804    $   703
                                                                =======    =======    =======
Depreciation of property and equipment
  United States.............................................    $    63    $    60    $    51
  Foreign operations (substantially Europe).................         19         20         18
                                                                -------    -------    -------
    Total...................................................    $    82    $    80    $    69
                                                                =======    =======    =======
Amortization of intangibles
  United States.............................................    $    17    $    19    $    18
  Foreign operations (substantially Europe).................          1          1          1
                                                                -------    -------    -------
    Total...................................................    $    18    $    20    $    19
                                                                =======    =======    =======
Operating income (pre-tax income before interest)
  United States.............................................    $   451    $   357    $   315
  Foreign operations (substantially Europe).................        104        122        125
                                                                -------    -------    -------
    Total...................................................    $   555    $   479    $   440
                                                                =======    =======    =======
Income before income taxes
  United States.............................................    $   196    $    98    $    94
  Foreign operations (substantially Europe).................         61         74         69
                                                                -------    -------    -------
    Total...................................................    $   257    $   172    $   163
                                                                =======    =======    =======
Total assets at end of year
  United States.............................................    $ 5,805    $ 4,971    $ 4,762
  Foreign operations (substantially Europe).................      1,844      1,686      1,759
                                                                -------    -------    -------
    Total...................................................    $ 7,649    $ 6,657    $ 6,521
                                                                =======    =======    =======
Revenue earning equipment, net, at end of year
  United States.............................................    $ 3,997    $ 3,240    $ 3,119
  Foreign operations (substantially Europe).................      1,039        930      1,141
                                                                -------    -------    -------
    Total...................................................    $ 5,036    $ 4,170    $ 4,260
                                                                =======    =======    =======

                     THE HERTZ CORPORATION AND SUBSIDIARIES

NOTE 10 -- SEGMENT INFORMATION -- (CONTINUED)

                                                                -----------------------------
                                                                   YEARS ENDED DECEMBER 31
                                                                 1996       1995       1994
                                                                -------    -------    -------
Revenue earning equipment and property and equipment
  United States
    Expenditures............................................    $ 6,011    $ 5,413    $ 5,226
    Proceeds from sale......................................     (4,360)    (4,452)    (3,405)
                                                                -------    -------    -------
      Net expenditures......................................    $ 1,651    $   961    $ 1,821
                                                                =======    =======    =======
  Foreign operations (substantially Europe)
    Expenditures............................................    $ 2,373    $ 2,021    $ 1,798
    Proceeds from sale......................................     (2,130)    (1,746)    (1,378)
                                                                -------    -------    -------
      Net expenditures......................................    $   243    $   275    $   420
                                                                =======    =======    =======

NOTE 11 -- LITIGATION

In July 1996, the Company was sued in Harris County, Texas District Court in a purported class action in which this plaintiff alleges that the Company's practice of providing certain insurance products violates the Texas Insurance Code because the Company did not obtain approval to sell insurance or obtain regulatory approval of the premiums it charges. The complaint seeks restitution of excessive premiums, equitable rescission of all insurance contracts entered into by the class members, a declaratory judgment that the Company is selling insurance illegally in Texas and injunctive relief. While it is possible that the action could result in significant liability to the Company, the Company does not expect the action to have a material adverse effect on the Company's consolidated financial position or results of operations.

The U.S. Department of Labor has commenced an inquiry into the Company's classification of certain employees as "exempt" for purposes of federal labor laws and whether such employees have been improperly denied overtime pay. While an adverse outcome of the inquiry could have an adverse effect on the Company's results of operations for the quarter in which it occurs, the Company does not believe that an adverse outcome would have a material adverse effect on the Company's results of operations for a full year, or on the Company's consolidated financial position.


Since 1992, in the Company's New York region (which includes parts of New Jersey and Connecticut), the Company has been assessing higher rental rates for renters who reside in the New York City boroughs of the Bronx, Brooklyn or Queens to offset costs resulting from a higher incidence of accidents involving renters residing in such boroughs. The City of New York passed an ordinance prohibiting such pricing practice. The Company filed suit against The City of New York claiming that such ordinance was in violation of federal anti-trust laws. The Company's claim was rejected in U.S. District Court, and the Company appealed to the U.S. Court of Appeals for the Second Circuit. That Court remanded the proceeding to the U.S. District Court for trial. Pending the outcome of the action in the U.S. District Court, the Court has stayed the ordinance, permitting the Company to continue its pricing practice. If the Company is ultimately unsuccessful in challenging the ordinance, the Company believes it could take actions to mitigate the higher costs that would be experienced from such rentals. Accordingly, the Company believes that an adverse outcome would not have a material adverse effect on the Company's consolidated financial position or results of operations.


In addition to the foregoing, various legal actions, claims and governmental inquiries and proceedings are pending or may be instituted or asserted in the future against the Company and its subsidiaries. Litigation is subject to many uncertainties, and the outcome of the individual litigated matters is not predictable with assurance. It is possible that certain of the actions, claims, inquiries or proceedings, including those discussed above, could be decided unfavorably to the Company or the subsidiary involved. Although the amount of liability with respect to these matters cannot be ascertained, potential

                     THE HERTZ CORPORATION AND SUBSIDIARIES

NOTE 11 -- LITIGATION -- (CONTINUED)
liability in excess of related accruals is not expected to materially affect the consolidated financial position or results of operations of the Company.

NOTE 12 -- QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

A summary of the quarterly operating results during 1996 and 1995 were as follows (in thousands):

                                          ----------------------------------------------------------
                                                       OPERATING INCOME   INCOME (LOSS)
                                                        (PRETAX INCOME    BEFORE INCOME   NET INCOME
                                           REVENUES    BEFORE INTEREST)       TAXES         (LOSS)
                                           --------    ----------------   -------------   ----------
1996
  First quarter.........................  $  803,142       $ 82,487         $ 15,172       $  8,788
  Second quarter........................     911,401        144,260           69,284         39,545
  Third quarter.........................   1,060,028        219,943          138,249         74,208
  Fourth quarter........................     893,812        108,679           33,864         36,078
                                          ----------       --------         --------       --------
     Total Year.........................  $3,668,383       $555,369         $256,569       $158,619
                                          ==========       ========         ========       ========
1995
  First quarter.........................  $  735,679       $ 69,705         $   (646)      $   (365)
  Second quarter........................     858,555        115,089           34,515         19,637
  Third quarter.........................     989,756        194,070          109,584         65,092
  Fourth quarter........................     816,598        100,553           28,891         20,842
                                          ----------       --------         --------       --------
     Total Year.........................  $3,400,588       $479,417         $172,344       $105,206
                                          ==========       ========         ========       ========

The tax provision in the fourth quarter of 1996 includes credits of $13.9 million resulting from adjustments made to tax accruals in connection with tax audit evaluations and the effects of prior years' tax sharing arrangements between the Company and its former parent companies, UAL and RCA.

Effective July 1, 1994, certain lives being used to compute the provision for depreciation of revenue earning equipment used in the industrial and construction equipment rental business were increased to reflect changes in the estimated residual values to be realized when the equipment is sold. As a result of this change, pre-tax income before interest includes credit adjustments of $10.8 million in the first quarter of 1995 and $1.2 million in the second quarter of 1995 as a result of decreasing depreciation of revenue earning equipment.

The tax provision in the fourth quarter of 1995 includes $6.5 million of credits relating to foreign taxes paid which were offset against U.S. income tax liabilities.

NOTE 13 -- FINANCIAL INSTRUMENTS

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash equivalents and trade receivables. The Company places its cash equivalents with financial institutions and limits the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base, and their dispersion across different businesses and geographic areas. All borrowings by foreign operations are either in the foreign operation's local

                     THE HERTZ CORPORATION AND SUBSIDIARIES

NOTE 13 -- FINANCIAL INSTRUMENTS -- (CONTINUED) currency or, if in non-local currency, on a fully hedged basis to minimize foreign exchange exposure. As of December 31, 1996, the Company had no significant concentration of credit risk.

Cash and Equivalents

Fair value approximates cost indicated on the balance sheet at December 31, 1996, because of the short-term maturity of these instruments.

Debt

Fair value is estimated based on quoted market rates as well as borrowing rates currently available to the Company for loans with similar terms and average maturities. Carrying value was used as fair value for borrowings with an initial maturity of 92 days or less. The fair value of all debt at December 31, 1996 approximated $5.12 billion compared to carrying value of $5.09 billion.

Public Liability and Property Damage

Provisions for public liability and property damage on self-insured domestic claims and reinsured foreign claims are made by charges to expense based upon evaluations of estimated ultimate liabilities on reported and unreported claims. These liabilities are anticipated to be paid in the future which range between one and five years. The fair value of these liabilities at December 31, 1996 approximates $290 million compared to carrying value of $321 million. The fair value was estimated using a 6.9% interest rate, which represents the long-term borrowing rate available to the Company at December 31, 1996.

Financial Instruments

The Company and its subsidiaries have entered into arrangements to manage exposure to fluctuations in interest rates. These arrangements consist of interest-rate swap agreements ("swaps") and forward rate agreements ("FRAs"). The differential paid or received on these agreements is recognized as an adjustment to interest expense. These agreements are not entered into for trading purposes. The effect of these agreements is to make the Company less susceptible to changes in interest rates by effectively converting certain variable rate debt to fixed rate debt. Because of the relationship of current market rates to historical fixed rates, the effect at December 31, 1996 of the swap and FRA agreements is to give the Company an overall effective weighted-average rate on debt of 6.53%, with 41% of debt effectively subject to variable interest rates, compared to a weighted-average interest rate on debt of 6.48%, with 49% of debt subject to variable interest rates when not considering the swap and FRA agreements. At December 31, 1996, these agreements expressed in notional amounts aggregated $368.4 million swaps. Notional amounts are not reflective of the Company's obligations under these agreements because the Company is only obligated to pay the net amount of interest rate differential between the fixed and variable rates specified in the contracts. The Company's exposure to any credit loss in the event of non-performance by the counterparties is further mitigated by the fact that all of these financial instruments are with significant financial institutions that are rated "A" or better by the major credit rating agencies. At December 31, 1996, the fair value of all outstanding contracts, which is representative of the Company's obligations under these contracts, assuming the contracts were terminated at that date, was approximately a net payable of $4.0 million.

The Company and its subsidiaries have entered into arrangements to manage exposure to fluctuations in foreign exchange rates for certain foreign currency loans and selected marketing programs. These arrangements consist of foreign exchange forward contracts and the purchase of foreign exchange

                     THE HERTZ CORPORATION AND SUBSIDIARIES

NOTE 13 -- FINANCIAL INSTRUMENTS -- (CONTINUED) options. At December 31, 1996 the total notional amount of these instruments was $23.5 million and the fair value of all outstanding contracts, which is representative of the Company's obligations under these contracts, assuming the contracts were terminated at that date, was approximately a net payable of $.1 million.

The fair value of the interest rate and foreign currency instruments were estimated using market prices provided by financial institutions. The following is the estimated fair value and notional amount of the outstanding instruments at December 31, 1996 and their maturity dates (in millions):

                                                              ---------------------------------
                                                                            FAIR      NOTIONAL
                                                              MATURITY    VALUE(A)    AMOUNT(B)
                                                              --------    --------    ---------
Interest Rate Instruments
                                                                1997                   $240.7
- Assets....................................................               $  --
- Liabilities...............................................                  .5
                                                                1998                     73.3
- Assets....................................................                  --
- Liabilities...............................................                 1.0
                                                                1999                     43.4
- Assets....................................................                 (.1)
- Liabilities...............................................                 2.2
                                                                2000                     10.7
- Assets....................................................                  --
- Liabilities...............................................                  .2
                                                                2001                       .2
- Assets....................................................                  --
- Liabilities...............................................                  --
                                                                2002                       .1
- Assets....................................................                  --
- Liabilities...............................................                  --
                                                                           -----       ------
     Total..................................................               $(4.0)      $368.4
                                                                           =====       ======
Foreign Currency Instruments(c)
                                                                1997                   $ 16.8
- Assets....................................................               $  --
- Liabilities...............................................                  .1
                                                                1998                      6.7
- Assets....................................................                  --
- Liabilities...............................................                  --
                                                                           -----       ------
     Total..................................................               $ (.1)      $ 23.5
                                                                           =====       ======

-------------------------
(a) Fair value is representative of the Company's obligation under the contracts, assuming the contracts were terminated at December 31, 1996.

(b) The notional amount represents the contract amount and does not represent the amount at risk.

(c) As of December 31, 1996, no one currency represented the majority of the outstanding foreign currency instruments, except for the option to sell pound sterling and buy U.S. dollars in the notional amount of $12.0 million.

                     THE HERTZ CORPORATION AND SUBSIDIARIES

NOTE 14 -- SUBSEQUENT EVENTS

In February 1997, Ford extended to the Company a line of credit of $500 million, expiring June 30, 1999. This line of credit has an evergreen feature that provides on an annual basis for automatic one-year extensions of the expiration date, unless timely notice is provided by Ford at least one year prior to the then scheduled expiration date. At that time, the revolving loan agreement between the Company and Ford dated June 8, 1994 was terminated.

On February 27, 1997, the Company issued to Ford 1,290 shares of its 5.11% Cumulative Series C Preferred Stock having an aggregate liquidation preference of $129 million for a purchase price equal to the aggregate liquidation preference.


On February 27, 1997, the Company paid a dividend of $460 million on its common stock to Ford in the form of a 5.475% promissory note, which was fully repaid by March 10, 1997.



On February 28, 1997, the Company filed a Registration Statement on Form S-1 in connection with the proposed initial public offering of less than 20% of the Company's common stock (the "Offering"). Immediately following the Offering, Ford will continue to own a controlling interest in the Company's common stock.


The Company and Ford have entered into a Car Supply Agreement which will commence on September 1, 1997 for a period of ten years. Under the Car Supply Agreement, Ford and the Company have agreed to negotiate in good faith on an annual basis with respect to the supply of cars. Ford has agreed to supply to the Company and the Company has agreed to purchase from Ford, for each car model year during the term of the agreement (i.e., the 1998 model year through the 2007 model year), (a) the lesser of 150,000 cars or 55% of the Company's fleet requirements for its car rental business conducted in the United States; (b) 35% of the Company's fleet requirements for its car rental business conducted in Europe; and (c) 55% of the Company's fleet requirements for its car rental business conducted other than in the United States and Europe. For each model year, at least 50% of the cars supplied by Ford are required to be non-risk cars. The Car Supply Agreement also provides that, for each model year, Ford must strive to offer car fleet programs to the Company on terms and conditions that are competitive with terms and conditions for the supply of cars then being offered by other automobile manufacturers to the Company and other daily car rental companies. In addition, for each model year, Ford must supply cars to the Company on terms and conditions that are no less favorable than those offered by Ford to other daily car rental companies, excluding franchised Ford vehicle dealers who rent cars.


The Company and Ford have entered into a Joint Advertising Agreement which will commence on September 1, 1997 for a period of ten years. Under the Joint Advertising Agreement, Ford has agreed to pay to the Company one-half of the Company's advertising costs, up to a limit of $39 million for the first year and, for each year thereafter, a limit equal to the prior year's limit adjusted for inflation, subject to a ceiling. In addition, if for any year, one-half of the Company's advertising costs exceed such limit and the Company has purchased from Ford a percentage of its car fleet requirements for its car rental business conducted in the United States for the corresponding model year (the "Ford Vehicle Share") equal to 58% or more, then Ford will pay to the Company additional amounts for such excess advertising costs. To be eligible for cost reimbursement under the Joint Advertising Agreement, the advertising must meet certain conditions, including the condition that it indicates that the Company features Ford vehicles in a manner and with a prominence that is reasonably satisfactory to Ford. The Joint Advertising Agreement further provides that if the Ford Vehicle Share for any model year is less than 55%, Ford will not be obligated to pay the Company any amount for its advertising costs for that year, except to the extent that the Company's failure to achieve a 55% Ford Vehicle Share is attributable to (a) Ford's failure to supply a sufficient quantity of cars for the Company to achieve a

                     THE HERTZ CORPORATION AND SUBSIDIARIES

NOTE 14 -- SUBSEQUENT EVENTS -- (CONTINUED)
55% Ford Vehicle Share or (b) the fact that the terms and conditions of Ford's car fleet programs offered to the Company were not competitive with the terms and conditions for the supply of cars offered by other automobile manufacturers to the Company and other daily car rental companies. In no event, however, will Ford be required to pay any amount for the Company's advertising costs for any year if the Ford Vehicle Share for the corresponding model year is less than 40%.

                                  SCHEDULE II

                     THE HERTZ CORPORATION AND SUBSIDIARIES

                       VALUATION AND QUALIFYING ACCOUNTS

              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994


                                     --------------------------------------------------------------------
                                                    Additions          Deductions
                                      Balance at    ----------   ----------------------
                                     Beginning of   Charged to   Translation                  Balance at
                                         Year         Income     Adjustments    Other         End of Year
       Dollars in thousands          ------------   ----------   -----------    -----         -----------
1996
Allowance for doubtful accounts...     $  7,985      $  9,912       $  59      $  5,570(a)     $ 12,268
                                       ========      ========       =====      ========        ========
Public liability and property
  damage..........................     $311,669      $133,417       $  40      $123,928(b)     $321,118
                                       ========      ========       =====      ========        ========
1995
Allowance for doubtful accounts...     $ 10,026      $  4,926       $(319)     $  7,286(a)     $  7,985
                                       ========      ========       =====      ========        ========
Public liability and property
  damage..........................     $304,328      $134,926       $(229)     $127,814(b)     $311,669
                                       ========      ========       =====      ========        ========
1994
Allowance for doubtful accounts...     $  6,862      $  6,813       $(521)     $  4,170(a)     $ 10,026
                                       ========      ========       =====      ========        ========
Public liability and property
  damage..........................     $264,158      $159,049       $ 403      $118,476(b)     $304,328
                                       ========      ========       =====      ========        ========

-------------------------

(a) Amounts written off, net of recoveries. The year 1995 includes $2 million, which represents the balance at December 31, 1994 relating to the European Car Leasing and Car Dealership operations sold by the Company effective January 1, 1995.

(b) Payments of claims and expenses.

                                   HERTZ LOGO

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Securities and Exchange Commission registration fee.........    $  145,528
NASD fee....................................................        30,500
NYSE listing fee............................................       242,975
Blue Sky fees and expenses..................................        15,000
Printing expenses...........................................     1,100,000
Legal fees and expenses.....................................       600,000
Accounting fees.............................................        70,000
Miscellaneous...............................................       295,997
                                                                ----------
     Total..................................................    $2,500,000
                                                                ==========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the General Corporation Law of the State of Delaware (the "Delaware Law") empowers a Delaware corporation to indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer or director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such officer or director acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests, and, for criminal proceedings, had no reasonable cause to believe his or her conduct was illegal. A Delaware corporation may indemnify officers and directors against expenses (including attorneys' fees) in connection with the defense or settlement of an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director actually and reasonably incurred.

In accordance with the Delaware Law, the Restated Certificate of Incorporation of the Company contains a provision to limit the personal liability of the directors of the Company for violations of their fiduciary duty. This provision eliminates each director's liability to the Company or its stockholders for monetary damages except (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the Delaware Law providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions or (iv) for any transaction from which a director derived an improper personal benefit. The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any such actions involving gross negligence.

Pursuant to underwriting agreements filed as exhibits to registration statements relating to underwritten offerings of securities, the underwriters parties thereto have agreed to indemnify each officer and director of the Company and each person, if any, who controls the Company within the meaning of the Securities Act of 1933, against certain liabilities, including liabilities under said Act.

The directors and officers of the Company are covered by directors' and officers' insurance policies relating to Ford Motor Company and its subsidiaries.

The Restated Certificate of Incorporation of the Company provides for indemnification of the officers and directors of the Company to the full extent permitted by applicable law.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

Within the past three years, the Company has issued and sold the following unregistered securities:

1. On April 29, 1994, the Company issued 1,500,000 shares of its Variable Rate Cumulative Series B Preferred Stock, par value $100 per share, to Ford Motor Credit Company ("FMCC") in exchange for a $150 million subordinated promissory note of the Company held by FMCC.

2. On February 27, 1997, the Company issued 1,290 shares of its 5.11% Cumulative Series C Preferred Stock, par value $.01 per share, to Ford in exchange for U.S. treasury securities having an aggregate fair market value at that time of $129 million.

The Company believes that the transactions described above were exempt from registration under Section 4(2) of the Securities Act of 1933 because in each case the subject securities were sold to a single sophisticated investor who was purchasing for investment without a view to further distribution.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENTS SCHEDULES


EXHIBIT
  NO.
-------
 1       --   Form of U.S. Underwriting Agreement*
 3(a)    --   Form of Restated Certificate of Incorporation of the
              Company*
 3(b)    --   Form of By-laws of the Company**
 4(a)    --   Specimen Certificate of Class A Common Stock of the Company*
 4(b)    --   Indenture dated as of April 1, 1986 between the Company and
              The Chase Manhattan Bank (formerly known as Chemical Bank), as successor by merger to Manufacturers Hanover Trust
              Company, as Trustee (incorporated herein by reference to
              Exhibit 4 from the Company's Registration Statement No.
              33-4725 on Form S-3 filed April 10, 1996)***
 4(c)    --   First Supplemental Indenture dated as of April 2, 1990
              between the Company and The Chase Manhattan Bank (formerly known as Chemical Bank), as successor by merger to
              Manufacturers Hanover Trust Company, as Trustee*
 4(d)    --   Indenture dated as of June 1, 1989 between the Company and
              The Bank of New York, as Trustee (incorporated herein by
              reference to Exhibit 4 from the Company's Registration
              Statement No. 33-29319 on Form S-3 filed June 14, 1989)***
 4(e)    --   Form of Indenture dated as of July 1, 1993 between the
              Company and Citibank, N.A., as Trustee (incorporated herein by reference to Exhibit 4(d) from the Company's Registration
              Statement No. 33-62902 on Form S-3 filed July 6, 1993)***
 4(f)    --   Form of Indenture dated as of December 2, 1994 between the
              Company and First Union National Bank (formerly known as
              First Fidelity Bank, National Association), as Trustee
              (incorporated herein by reference to Exhibit 4(e) from
              Post-Effective Amendment No. 1 to the Company's Registration
              Statement No. 33-54183 on Form S-3 filed December 2,
              1994)***
 5(a)    --   Opinion and Consent of Simpson Thacher & Bartlett regarding the legality of the Class A Common Stock****
10(a)    --   Form of Corporate Agreement between the Company and Ford**
10(b)    --   Car Supply Agreement between the Company and Ford*
10(c)    --   Joint Advertising Agreement between the Company and Ford*+
10(d)    --   Tax-Sharing Agreement between the Company and Ford*
10(e)    --   The Hertz Corporation Benefit Equalization Plan*
10(f)    --   The Hertz Corporation Supplemental Retirement and Savings
              Plan, as amended*
10(g)    --   The Hertz Corporation Executive Incentive Compensation Plan*
10(h)    --   The Hertz Corporation Long Term Incentive Plan*
10(i)    --   Form of The Hertz Corporation Special Supplemental Executive
              Pension Benefit for Frank A. Olson and William Sider*
10(j)    --   Employment Agreement between the Company and Frank A. Olson*
10(k)    --   Employment Agreement between the Company and Craig R. Koch*
10(l)    --   Employment Agreement between the Company and William Sider
              (incorporated herein by reference to Exhibit 10(iii)(A)(c)
              from the Company's Annual Report on Form 10-K for the year ended December 31, 1992)***
10(m)    --   Employment Agreement between Hertz International, Ltd. and
              Antoine E. Cau*
10(n)    --   Employment Agreement between the Company and Brian J.
              Kennedy*
10(o)    --   Employment Agreement between the Company and Daniel I.
              Kaplan*
10(p)    --   Form of The Hertz Corporation Long-Term Equity Compensation
              Plan**
21       --   Subsidiaries of the Company*
23(a)    --   Consent of Coopers & Lybrand L.L.P.**
23(b)    --   Consent of Simpson Thacher & Bartlett (included in Exhibit
              5(a))****
24       --   Power of Attorney*
27       --   Financial Data Schedule*


-------------------------

   * Previously filed.


  ** Filed herewith.


 *** Incorporated by reference.

**** To be filed by amendment.
   + The Company has applied for confidential treatment of portions of this Exhibit. Accordingly, portions thereof have been omitted and filed separately.

     FINANCIAL STATEMENT SCHEDULES

     All applicable financial statement schedule disclosure requirements are set forth in the notes to the Company's consolidated financial statements.

ITEM 17. UNDERTAKINGS

     The undersigned hereby undertakes that:

          1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

          2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Company has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Borough of Park Ridge, State of New Jersey, on the 10th day of April, 1997.


                                          THE HERTZ CORPORATION

                                          By:        /s/ WILLIAM SIDER
                                            ------------------------------------
                                              Title: Executive Vice President
                                                     and
                                                     Chief Financial Officer

     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                SIGNATURE                                    TITLE                         DATE
                ---------                                    -----                         ----

                    *                       Chairman of the Board, Chief Executive    April 10, 1997
------------------------------------------    Officer and Director (Principal
             (Frank A. Olson)                 Executive Officer)

                    *                       President, Chief Operating Officer and    April 10, 1997
------------------------------------------    Director
             (Craig R. Koch)

            /s/ WILLIAM SIDER               Executive Vice President, Chief           April 10, 1997
------------------------------------------    Financial Officer and Director
             (William Sider)                  (Principal Financial Officer)

                    *                       Controller (Principal Accounting          April 10, 1997
------------------------------------------    Officer)
           (Leo A. Massad, Jr.)

                    *                       Director                                  April 10, 1997
------------------------------------------
             (John M. Devine)

                    *                       Director                                  April 10, 1997
------------------------------------------
           (Peter J. Pestillo)

           * /s/ WILLIAM SIDER              Attorney-In-Fact                          April 10, 1997
 ----------------------------------------
             (William Sider)

                      APPENDIX DESCRIBING GRAPHIC MATERIAL
                     PURSUANT TO RULE 304 OF REGULATION S-T

Inside Front cover

     Picture 1.

        Picture of Hertz #1 Club Gold canopied area.

     Picture 2.

        Picture of woman behind rental counter.

     Picture 3.

        Picture of various pieces of industrial and construction rental equipment.

     Picture 4 (gatefold).

          Map of world indicating countries in which the Company operates and countries in which the Company offers Hertz #1 Club Gold service.

Inside Back Cover

          Picture of sign reading "Hertz Rent a Car" with globe in background.

                                 EXHIBIT INDEX


EXHIBIT
  NO.
-------
 1       --   Form of U.S. Underwriting Agreement*
 3(a)    --   Form of Restated Certificate of Incorporation of the
              Company*
 3(b)    --   Form of By-laws of the Company**
 4(a)    --   Specimen Certificate of Class A Common Stock of the Company*
 4(b)    --   Indenture dated as of April 1, 1986 between the Company and
              The Chase Manhattan Bank (formerly known as Chemical Bank), as successor by merger to Manufacturers Hanover Trust
              Company, as Trustee (incorporated herein by reference to
              Exhibit 4 from the Company's Registration Statement No.
              33-4725 on Form S-3 filed April 10, 1996)***
 4(c)    --   First Supplemental Indenture dated as of April 2, 1990
              between the Company and The Chase Manhattan Bank (formerly known as Chemical Bank), as successor by merger to
              Manufacturers Hanover Trust Company, as Trustee*
 4(d)    --   Indenture dated as of June 1, 1989 between the Company and
              The Bank of New York, as Trustee (incorporated herein by
              reference to Exhibit 4 from the Company's Registration
              Statement No. 33-29319 on Form S-3 filed June 14, 1989)***
 4(e)    --   Form of Indenture dated as of July 1, 1993 between the
              Company and Citibank, N.A., as Trustee (incorporated herein by reference to Exhibit 4(d) from the Company's Registration
              Statement No. 33-62902 on Form S-3 filed July 6, 1993)***
 4(f)    --   Form of Indenture dated as of December 2, 1994 between the
              Company and First Union National Bank (formerly known as
              First Fidelity Bank, National Association), as Trustee
              (incorporated herein by reference to Exhibit 4(e) from
              Post-Effective Amendment No. 1 to the Company's Registration
              Statement No. 33-54183 on Form S-3 filed December 2,
              1994)***
 5(a)    --   Opinion and Consent of Simpson Thacher & Bartlett regarding the legality of the Class A Common Stock****
10(a)    --   Form of Corporate Agreement between the Company and Ford**
10(b)    --   Car Supply Agreement between the Company and Ford*
10(c)    --   Joint Advertising Agreement between the Company and Ford*+
10(d)    --   Tax-Sharing Agreement between the Company and Ford*
10(e)    --   The Hertz Corporation Benefit Equalization Plan*
10(f)    --   The Hertz Corporation Supplemental Retirement and Savings
              Plan, as amended*
10(g)    --   The Hertz Corporation Executive Incentive Compensation Plan*
10(h)    --   The Hertz Corporation Long Term Incentive Plan*
10(i)    --   Form of The Hertz Corporation Special Supplemental Executive
              Pension Benefit for Frank A. Olson and William Sider*
10(j)    --   Employment Agreement between the Company and Frank A. Olson*
10(k)    --   Employment Agreement between the Company and Craig R. Koch*
10(l)    --   Employment Agreement between the Company and William Sider
              (incorporated herein by reference to Exhibit 10(iii)(A)(c)
              from the Company's Annual Report on Form 10-K for the year ended December 31, 1992)***
10(m)    --   Employment Agreement between Hertz International, Ltd. and
              Antoine E. Cau*
10(n)    --   Employment Agreement between the Company and Brian J.
              Kennedy*
10(o)    --   Employment Agreement between the Company and Daniel I.
              Kaplan*
10(p)    --   Form of The Hertz Corporation Long-Term Equity Compensation
              Plan**
21       --   Subsidiaries of the Company*
23(a)    --   Consent of Coopers & Lybrand L.L.P.**
23(b)    --   Consent of Simpson Thacher & Bartlett (included in Exhibit
              5(a))****
24       --   Power of Attorney*
27       --   Financial Data Schedule*


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   * Previously filed.


  ** Filed herewith.

 *** Incorporated by reference.
**** To be filed by amendment.
   + The Company has applied for confidential treatment of portions of this Exhibit. Accordingly, portions thereof have been omitted and filed separately.